Exhibit 99.1

This document and the other documents in this Exhibit 99.1 in each case is a translation of the Hebrew original. In case of differences, the Hebrew version shall prevail.

ZOOZ POWER LTD.

PERIODIC REPORT FOR THE YEAR 2023

Date of Approval of the Report: March 31, 2024

Date of the Report on the Financial Position: December 31, 2023

The Company is a “Small Corporation” as defined in Regulation 6 of the Securities Regulations (Details of the Prospectus and the Draft Prospectus - Structure and Form), 5729-1969. The Company’s Board of Directors approved the adoption of all of the reliefs detailed below: (a) the cancellation of the obligation to publish a Report on the Internal Control and an Auditor’s Report on the Internal Control; (b) raising the threshold of materiality in connection with the attachment of appraisals to 20%; (c) raising the threshold for the inclusion of material reports of companies included on equity basis in Interim Reports to 40%; (d) reporting in a semi-annual format.

In accordance with Regulation 5c of the Regulations, the Company examined its compliance with the conditions for classification as a small corporation as of December 31, 2023 and found that these are met.

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CHAPTER A – DESCRIPTION OF THE CORPORATION’S BUSINESS

A		Pages
-	First Part - description of the general development of the Company’s business	A-4
1.1.1	The Company’s activity, the field of activity and a description of its business development	A-4
1.1.2	Chart of the Company’s holdings structure	A-5
1.1.3	Investments in the Company’s equity and transactions in its shares	A-5
1.1.4	Dividend distribution	A-5
1.2	Second Part - Other Information	A-6
1.2.1	Financial information regarding the Company’s field of activity	A-6
1.2.2	General environment and the influence of external factors on the Company’s activities	A-6
1.3	Third Part - description of the Company’s business	A-6
1.3.1	Description of the Corporation’s business in the field of activity	A-6
1.3.2	General information about the field of activity	A-6
1.3.3	The structure of the field of activity and changes applicable to it; general environment and the influence of external factors on the Company’s activities	A-7
1.3.4	Limitations, legislation, standardization and special constraints that apply to the field of activity	A-14
1.3.5	Changes in the scope of activity in the field and profitability	A-14
1.3.6	Developments in the markets of the field of activity or changes in the characteristics of its customers	A-15
1.3.7	Technological changes that have a material effect on the field of activity	A-16
1.3.8	The critical success factors in the field of activity and the changes that apply to them	A-16
1.3.9	The structure of the competition in the field of activity and the changes that apply to it	A-17
1.3.10	Changes in the supplier set up and raw materials in the field of activity	A-17
1.3.11	The main entry and exit barriers of the field of activity and changes that apply to it	A-18
1.3.12	Substitutes for the products of the field of activity and the changes that apply to them	A-19

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The Company engages in research and development and has not yet finished the development of its commercial products. As of the date of this Periodic Report, the Company has developed the second generation of the storage system, based on the storage of kinetic energy in flywheels, and is called ZOOZTER™-100 and has completed the certification process (certification) of the European configuration of the system, in accordance with European standards. as well as the certification certification process according to the American standards after successfully passing the last tests performed by an external tester (Field evaluation). The Company has completed several installations of its products in Israel, Europe and the USA. In addition, the Company is continually working to update and improve the system, and accordingly it is required to continue additional development processes. It should be clarified that if a change is required in the configuration of the system, the Company may be required to repeat some or all of the tests required in the certification process. As of the date of this periodic report, there is a lack of certainty in the success of the Company’s product development as well as future and/or complementary products and/or in the penetration of the products developed by the Company, to the extent that they are successfully developed into the relevant market and/or in the costs of developing the Company’s products and/or in their success and/or in achieving the goals for which they were intended. In light of the above, the Company’s investments in the development of its existing and/or future products may all come to nothing. Also, the Company will be required to raise additional and significant funds to meet its goals.

1.1	First Part - Description of the General Development of the Company’s Business

1.1.1	The Company’s activity, the field of activity and a description of its business development

1.1.1.1	General

1.1.1.1.1	ZOOZ Power Ltd. (formerly Chakratech) (the “Company”) is a technology company incorporated in Israel on February 5, 2013. Following the completion of an initial public offering of its securities during March 2021, the Company became a public company, and its securities began trading on the Tel Aviv Stock Exchange.

1.1.1.1.2	The Company operated until April 2015 as an incubator company[1] under the Capital Nature Ltd. incubator (“Capital Nature”), within the framework of the directives of the CEO of the Innovation Authority (formerly the Chief Scientist) (for details about the CEO’s Directive, see Section 1.3.22.1 below).

1.1.1.1.3	The Company operates in the fields of development, production, marketing and sales of energy storage systems based on storing kinetic energy in flywheels for ultra-fast charging of electric vehicles. The Company has developed proprietary technology for storing kinetic energy in flywheels (“the Technology” or “the Company’s Technology”).

1.1.1.1.4	The previous generation of Kinetic Storage Systems, the KPB50, served as proof of the advantages of the technology and for marketing demonstrations at customers in Europe.

1.1.1.1.5	As detailed in Section 1.3.13 of this Periodic Report, as of the date of this Periodic Report, the Company has developed its second generation of the Kinetic Storage Systems (the “ZOOZTER™-100 System”), and has completed the testing required for the certification process in accordance with European standards for the system in its European configuration. Also, the Company has completed the certification process according to American standards, after successfully passing the last tests performed at the charging site where the system was installed in Rockhill, South Carolina, by an external tester (Field evaluation). It is made clear that insofar as there will be a need for a configuration change in the System, the Company might be required to repeat part or all of the tests required for the certification process.

1 An incubator company is a project company that operates under a technological incubator and is partly financed by the Innovation Authority.

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1.1.1.1.6	[Omitted]

1.1.2	Below is a Chart of the Company’s Holdings Structure

As of the date of this Periodic Report, the general business activity is concentrated in the Company and the Company has no subsidiaries (with the exception of a subsidiary established for the purpose of the Merger Transaction with the SPAC).

1.1.3	Investments in the Company’s capital and transactions in its shares

To the best of the Company’s knowledge, in the last two years and up to the date of this Periodic Report, no investments were made in the Company’s capital, and to the best of the Company’s knowledge, no other material transaction was made by an interested party in the Company’s shares, except as detailed below:

1.1.3.1	For details regarding planned transactions in the Company’s capital resulting from the Merger Agreement, to the extent that it is completed, see Section 1.1.1.1.6 above.

1.1.3.2	On March 13, 2022, the Company entered into revised private investment agreements with three investors, within the framework of which the Company issued shares and option warrants to the investors. As part of this investment, the Company issued 5,897,435 ordinary shares of NIS 0.00025 per share par value and 4,688,033 exercisable options for ordinary shares of NIS 0.00025 per share par value, for a graduated exercise price of NIS 2.8-3.6 per share. The immediate proceeds from the gross private placement totaled approximately NIS 13.8 million. For details, see the Immediate Report dated March 20, 2022 (Reference Number: 2022-01-031969), brought by way of reference. The values of the securities in this section are not adjusted to the recapitalization carried out on March 25, 2024.

1.1.3.3	In March 2022, the Company issued shares and option warrants as part of an allocation to the public. As part of this investment, the Company issued 35,227,600 ordinary shares of NIS 0.00025 NIS per share par value and 22,897,940 exercisable options for ordinary shares of NIS 0.00025 NIS per share par value, for a graduated exercise price of NIS 2.8-3.6 per share. The gross immediate proceeds from the allocation to the public totaled approximately NIS 82.4 million. For more details, see the Shelf Offering Report dated March 14, 2022 (Reference Number: 2022-01-029914), brought by way of reference. For additional details regarding shares and quoted options allocated to the Issuance Consultant by way of debt offset on April 24, 2022, see the Immediate Report dated April 24, 2022 (Reference Number: 2022-01-050431), brought by way of reference. The values of the securities in this section are not adjusted to the recapitalization carried out on March 25, 2024.

1.1.4	Dividend Distribution

1.1.4.1	Dividend distribution policy

As of the date of this Periodic Report, the Company does not have a dividend distribution policy.

1.1.4.2	Distribution of dividends during the two years preceding the date of this Periodic Report

During the last two years, no dividend was decided on, and no dividends were distributed during this period.

1.1.4.3	Distributable profits as of the date of the Statement of Financial Position

As of the date of this Periodic Report, the Company has no distributable profit balances.

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1.2	Second Part - Other Information

1.2.1	Financial information regarding the Company’s area of activity

For details about the financial results of the Company’s business activity, see the Report of the Company’s Board of Directors for the year ended on December 31, 2023 attached to this Periodic Report as well as its Financial Statements.

For a going concern note in the Company’s financial statements, see details in the Report of the Board of Directors of the Company and in its Financial Statements attached to this Periodic Report.

1.2.2	General environment and the influence of external factors on the Company’s activities

For details about the general environment and the influence of external factors on the Company’s activities, see Section 1.3.3 below.

1.3	Third Part - Description of the Company’s Field of Activity

1.3.1	Description of the Company’s business in the field of activity

Below will be detailed trends, events and developments in the Company’s macroeconomic environment, which have or are expected to have a material impact on the business results or developments in the Company, or in its field of activity, and their expected consequences for the Company.

1.3.2	General information about the field of activity

1.3.2.1	The Company focuses on delivery of local storage solutions to strengthen the electricity infrastructure required for fast charging and ultra-fast charging of electric vehicles. This use is typified by many high-power charge-discharge cycles and the Company’s Technology has a significant advantage relative to the market’s currently-existing technologies for this matter.

1.3.2.2	The automotive market is in the midst of a revolution in which rapid transition from internal combustion-propelled vehicles to electrically-propelled vehicles is expected. A substantial obstacle to the electric vehicle revolution is the “range anxiety” - drivers’ fear that the energy stored in the vehicle’s batteries will not be sufficient for them to reach their destination. Another obstacle is the lengthy time required to recharge the electric vehicle’s batteries.

1.3.2.3	The issue of charge duration for electric vehicles and the lack of widespread public infrastructure for fast charging the electric vehicles are major obstacles to the development of the global electric vehicle industry. It severely hinders the switch to electric vehicles. For the sake of ultra-fast charging (within minutes) of an electric vehicle, electric grid infrastructure is required that is capable of delivering very high power (similar to the average power rating of 30 households), which in most places is beyond the reach of the currently-deployed electricity distribution. Upgrading of the electricity grid in order to enable charging electric vehicles at high power levels (which will allow fast charging of the electric vehicle) is a lengthy process (also due to the bureaucratic approvals required), complicated and expensive. The Company’s Technology obviates or postpones the need for upgrading the electricity grid, thereby facilitating installation of fast chargers in areas where the electricity grid is of limited power capacity.

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1.3.2.4	As of the date of this Periodic Report, a typical fast charge time for an electric vehicle is between 15 to 30 minutes (for a 60% charge). To the best of The Company’s knowledge, several battery manufacturers worldwide (including Storedot in Israel) are working to shorten this time to 5 minutes for a full charge of an electric vehicle (a duration similar to that of refueling a gasoline or Diesel fuel-propelled vehicle). Shortening of the charge time will necessitate further scaling up of the charge power, thereby increasing the disparity between the vehicle battery’s ability to receive a quick charge and the ability of the electricity infrastructure to provide the power required for such a charge. As a result, the Company expects that the demand for its products is bound to increase as the ability of the vehicle systems to enable a fast charge improves.

1.3.3	Structure of the field of activity and changes therein; general environment and influence of external factors on the Company’s business

1.3.3.1	The effect of the “Swords of Iron” War

For details, see Section 2.5 of the Report of the Board of Directors and Note 1B of the Financial Statements.

1.3.3.2	The Electric Vehicles

The electric vehicle market worldwide is undergoing rapid growth. Electric Vehicles play a critical part in meeting the environmental goals on local air pollution reduction and coping with climate change. The European Union has laid out a strategy, which has been endorsed by most of the European Union member-states, for transition to green energy and reduction of the use of polluting energy by 20502. A decision has even been made recently by the European Parliament, according to which by 2035 the sale of fossil fuel-propelled vehicles will be totally phased out. Similarly, the US government has taken significant steps to foster the electric vehicle revolution. The Biden Administration has outlined an ambitious plan to decarbonize the transportation sector and achieve net zero emissions by 2050. The American Jobs plan includes significant funding to expand electric vehicle charging infrastructure. In 2021, the Biden Administration has passed legislation providing expected funding for electric vehicle infrastructure, known as the National Electric Vehicle Infrastructure (NEVI) program.

In recent years, based on an improvement and lowering of the cost of lithium-ion battery technology, the travel range of the vehicles has been increasing and their cost has been decreasing.

According to the 2023 report by the International Energy Agency (IEA), the market share in sales of electric vehicles is expected to be between 32% (in the pessimistic scenario) to 60% (in the optimistic scenario) by 2030 and the total sales is expected to exceed 240 million electric vehicles3. As detailed in the IEA report, various factors, including advances in battery technologies, increased environmental awareness and the availability of a wider range of electric vehicle models in various automotive sectors, are driving the expected surge in electric vehicle adoption.

2 https://unfccc.int/sites/default/files/resource/HR-03-06-2020%20EU%20Submission%20on%20Long%20term%20strategy.pdf

3 IEA Report 2023. https://www,iea.org/eports/global-ev-outlook-2023.

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China, Europe and the USA, which are currently the three main markets for electric vehicles according to the IEA report, together, accounted for about 95% of the global sales of electric vehicles in 2022. According to the IEA, in 2030, China is expected to make up about a third of the market for electric vehicles, Europe and the USA are expected to constitute an additional share of 40%-35%, and the remainder divided among the rest of the world.

The significant market shares of electric vehicles in the EU and the US are also supported by government incentives adopted by the EU and the US to support and incentivize the transition to electric mobility.

The number of electric vehicles being sold in the European Union continues to grow rapidly and many countries have reported growth in excess of predictions, as shown in new data from the automotive industry published in February 2023.

Concurrent with the state-level development, many of the automakers have already announced a change of their strategy and a shift toward manufacture of electric vehicles.

According to the IEA report, automakers in Europe are setting a goal of between 75% and 85% penetration of private electric vehicles in 2030 and between 50% and 75% in the United States.

The electric vehicle revolution is grappling with three key issues:

1.	Cost of the electric vehicle (compared with the cost of an internal combustion engine vehicle).

2.	The travel range enabled by the capacity of the energy stored in the vehicle battery.

3.	The long charge time required to recharge the vehicle battery.

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The reduction in battery prices in recent years has meant that the first issue (vehicle cost) is nearing its solution. It is expected that by 2025 the price of an electric vehicle will be identical and even lower than that of an internal combustion vehicle.

Chart showing the reduction in electric vehicle prices:

The typical range-to-energy ratio for vehicle batteries (which are not commercial vehicles) currently stands at approximately 6 km per kW/h. For example - in order to charge enough energy to last for a 200-km journey, a charging energy level of approximately 35 kW/h is required. Accordingly, a home charge station (charge power of approximately 5-6 kW) will enable the vehicle to be charged within 6-7 hours (typically an overnight charge). According to this example, approximately 200 kW of power is required to enable charging a vehicle battery in 10 minutes. Such power is the average power of approximately 40 households and the electricity grid, as it is currently deployed, is unprepared for delivery of such power levels to a widespread charge station network along the road network.

A combination of the two abovementioned issues - battery capacity (translated into travel range) and the issue of charge duration - are the reason for the main obstacle to the electric vehicle revolution, which is known as “Range Anxiety”.

While the automakers themselves are continuing to improve the vehicles and their batteries, significant infrastructural adjustments are required in order to enable the widespread deployment of fast charge stations along the road network.

1.3.3.3	Electric vehicle chargers - general

The electric vehicle batteries get charged from the electricity grid using a charger. There are two main kinds of electric vehicle chargers: AC and DC. The AC chargers deliver relatively low power and the charging time is long (6-8 hours). Their setup cost is low (as of this Periodic Report, a public station is estimated to cost NIS 10-15 thousand per charge port and NIS 3-6 thousand for a home charge station). At charge powers of 50 kW and above, the charger is external to the vehicle and the car batteries are fed directly from DC power which arrives from the external charger. These chargers are complicated and much more expensive than the AC chargers. They include sophisticated power converters which convert the AC voltage to DC voltage at high current levels. Chargers in excess of 50 kW are called Fast DC Chargers and chargers in excess of 150 kW are called Ultra-Fast DC Chargers, being capable of charging approximately 60% of the battery (a charge of between 20% and 80% of the battery capacity) within a timeframe of 15 minutes to half an hour.

The charge stations can be divided into three main groups: low-power home charge stations; public slow charge stations, located in public spaces (or at workplaces) and public fast stations (including ultra-fast). The Company’s Kinetic Storage Systems are intended to support the public fast charge infrastructure.

1.3.3.4	Growth Forecast for the Charging Infrastructure

Despite the expectation that the public charge infrastructure will make up only 10% of the charge market in 2030, it is expected to deliver approximately 40% of the total charge power in the market since the public infrastructure will be based primarily on high-power fast and ultra-fast chargers.

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1.3.3.5	The fast chargers

Widespread distribution of electric vehicles requires widespread deployment of public charge stations enabling fast charging in order to provide a solution for scenarios which feed into the “Range Anxiety” charge duration at home/at the workplace, non-availability of the home/workplace charger or prior to a destination far from home/the workplace.

The prevailing estimate is that the typical fast charger should be able to charge at a power level of approximately 150 kW, which would enable charging a vehicle battery within only 15 minutes. Such a charge will enable a travel range of approximately 200 km. The United States Administration’s announcement from February 2022 of Project NEVI (National EV Infrastructure) introduces a requirement for widespread deployment of 150-kW charge stations along the main highways in the USA. The Company estimates that this reinforces the assumption that the issue of this charge power in the coming years will make this charge level the mandatory standard for ultra-fast charging of modern electric vehicles.

Therefore, deployment of fast charge stations will be required within cities (ahead of departure on an intercity journey), along intercity highways (including and in particular along the periphery), in short-term parking lots (such as airport parking, shopping center parking lots, parking lots in CBDs etc.), at a wide variety of service-providing businesses which require a short duration of parking, etc.

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Nowadays almost all the electric vehicle platforms feature fast DC charging ability. In the new models released in the past two years, there has been a concerted effort on the part of the automakers to enable fast charging in excess of 100 kW. This trend is expected to continue in the models which will be rolling onto the roads in coming years.

Based on the installation of fast chargers in the countries where there is substantial EV penetration, it is safe to assume that the ratio between the fast charger nozzles and the number of EV’s will be 1:100 - one fast nozzle per 100 EV’s4.

1.3.3.6	Electricity grid structure

The electricity grid is comprised of three main components:

a.	Electricity generation - power stations of various kinds (coal, gas, nuclear, solar, wind etc.);

b.	Transmission grid - a network of high voltage power lines that transmits the electricity from the generating area to the consumption areas;

c.	Distribution grid - converting the electricity into low voltage (through transformers) and its distribution to the end consumers.

The currently-existing distribution grids, and mainly the grids in the main target markets (Europe and the United States) are outdated grids, mostly built in the 1950s and 1960s. In addition, these markets are characterized by high upgrade costs due to the complexity of the upgrade in the various sites (for example those which are located in congested city centers), the high labor costs and from the lengthy bureaucratic process of obtaining permits from the required regulators. In view of these reasons, the distribution grids in these markets are not fit for delivering the high power levels required for fast charging of EV’s (as mentioned above - a typical fast charger requires approximately 150 kW, which is equivalent to the average consumption of some 50 households) and especially when the fast charge station is physically far from the down-stepping transformer station from the high voltage.

Therefore when there is a need to set up fast charging infrastructure for EV’s, in locations remote from the transformer station, the electricity grid infrastructure requires upgrading. This upgrade includes routing a medium voltage or high voltage line to a location close to the charger and installation of a transformer. In many cases, the transformer station that connects between the transmission grid and the distribution grid also needs upgrading. Such an upgrade is prohibitively expensive and in most cases takes a long time both due to the need for a lengthy approval process and due to the complicated installation process it requires.

4 https://www.transportenvironment.org/sites/te/files/publications/01%202020%20Draft%20TE%20Infrastructure%20Report%20Final.pdf

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In view of the cost, the complexity and the time required for such a grid upgrade, it is clear that it will not be possible to upgrade the electricity grid at the pace required to enable the expected growth in the number of EV’s and in the fast charging infrastructure they will be needing.

1.3.3.7	The market for storage systems supporting fast chargers

An energy storage system is connected to the existing electricity infrastructure at the site where the EV fast charging infrastructure is installed. So long as no EV has connected to the fast charger, the grid connection is used to charge the storage system with energy. When a vehicle is connected to a fast charger, the energy from the storage system is discharged to the vehicle battery, where the power supplied by the local storage system adds onto the power supplied by the electricity grid to deliver the required power for a fast charge. For example, in a location where the electricity grid is limited to 70kW of power, and where a local energy storage system is installed which is capable of delivering 100 kW, the storage system will charge at the rate enabled by the electricity infrastructure (70 kW) but, when an EV connects to the charger, it will be possible to charge the vehicle with 170 kW of power (70 kW from the electricity grid and 100 kW will be added on by the energy storage system) to enable a charge rate twice as fast as what would have been possible without the energy storage system.

In addition, the pace of growth required for setting up charging infrastructures for EV’s, which is derived from the growth rate of the number of EV’s, is expected to create demand which will be impossible to fulfill within a reasonable timeframe, since these are complicated, lengthy processes typical of electricity grid infrastructure upgrade projects.

Furthermore, in many countries the utility companies charge their customers for their electricity consumption according to their peak consumed power (demand charge). Bursts of high peak consumption is typical of ultra-fast charging and therefore, even in places where it is possible to scale up the electricity infrastructure, it is advisable to use local storage systems to deliver the peak power required for charging the vehicles in order to supply the required peak power requirements for charging the vehicles based on the storage system (which functions as a power booster) in order to save on the electricity costs.

It is, therefore, the Company’s estimate, that installation of a local energy storage system is the most economically worthwhile solution, the simplest and most readily-available solution for application, also in terms of the rapid pace of growth required for the deployment of the fast charge stations.

An alternative storage system to the Company’s products is chemical battery-based storage using lithium-ion batteries. It is the Company’s belief that chemical battery-based storage is a lower initial acquisition cost system compared with the Company’s Kinetic Storage System, however it requires frequent replacement due to the fact they are built for a maximum of a lifetime of a few thousands of charge-discharge cycles. In the course of the battery lifetime, two amortization processes take place. One is the calendar aging (irrespective of utilization) and the second is aging due to charge-discharge cycles (this aging accelerates the deeper the charge-discharge cycles are and the more frequent they are). The aging causes a deterioration of the battery capacity. Normally, when it reaches 80% of its capacity, this is defined as the battery’s end of life (in a typical battery, approximately 3000 full charge-discharge cycles).

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Implementation of EV charging which requires a large quantity of charge-discharge cycles is expected to result in high frequency of battery replacements. In view of this, a battery-based solution for fast charging of EV’s is an extremely high-cost solution (considering the total cost over the charging infrastructure lifetime), it is ineffective and polluting. The greater the number of daily charges at a charge station, the faster the aging of the batteries. The Company estimates that, as of the date of this Periodic Report, the TCO (Total Cost of Ownership) of the chemical battery-based storage systems over the functional lifetime of the charge facility (usually accepted as 10 years as a minimum) is substantially higher than the TCO from using the system developed by the Company.

All the assumptions and/or estimates and/or the data detailed above are in the nature of forecasts, evaluations and estimates and constitute “forward-looking information”, as this term is defined in the Securities Law, based in part on various public publications and in part on the Company’s estimates regarding future developments and events whose date of occurrence, if any, is uncertain and not under the control of the Company. These estimates may not be realized, in whole or in part, or may be realized in a different way than estimated by the Company, as a result of various factors, including the Company’s failure to meet development goals and/or failure to meet schedules and/or failure to obtain the necessary financing for the purpose of developing the systems developed by the Company and/or marketing the products and/or other factors that are not under the Company’s control and/or the realization of any of the risk factors mentioned in Section 1.3.36 below.

Another storage alternative is using used batteries (2nd life batteries), which are no longer suitable for use in EV’s in terms of performance goals. The EV automakers have an interest in using these batteries for a different application, since they are required to deliver a solution for the degradation of batteries that have originated in EV’s and since recycling lithium-ion batteries is problematic and expensive. By offering the chemical batteries for another use as a storage system, the companies seek to reduce the recycling costs. The Company estimates that 2nd life batteries are suitable for use as an energy reservoir which is operated on a limited scale from the quantity, pace and depth of discharge of the charge-discharge cycles (hundreds of cycles only). Therefore, as of the date of this Periodic Report, they are not suitable for an application as support infrastructure in fast chargers, which is highly demanding and requires thousands/tens of thousands of cycles at very high power levels and at a rapid pace, and as a consequence this application is not suitable for batteries at their end-of-life5.

As of the date of this Periodic Report, the Company is working and plans to continue to operate in the coming years primarily in the European and American markets for the short term. Later on the Company might begin operating in the orient (mainly China, South Korea and India6). In this context, as the Merger Transaction with the SPAC is completed, the possibility of advancing the start of the Company’s operations in China will be examined, in light of the working relationships of the founders of SPAC in the Chinese market.

1.3.3.8	Regulatory changes

As of this Periodic Report, the trend of regulatory and legislative changes in Israel and/or abroad continues, encouraging or mandating operation of environmentally friendly transport through the use of clean energy-based solutions. This includes electric propulsion and is part of the global trends toward transitioning to electric transport and air pollution reduction in inner cities.

5 Mckinsey report : second-life-ev-batteries-the-newest-value-pool-in-energy-storage

6 For details on the Company’s engagement in aMemorandum of Understanding (MoU) with an Indian partner, please see the immediate statement dated January 1, 2023 (reference No.: 2023-01-000076), which is provided via the link.

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Thus, for example, in 2019 the Ministry of Energy issued its 2030 goals, which stated that one of its main goals is to reduce use of fossil fuel raffinates in overland transport. This is based on switching to electric propulsion and LNG-based propulsion. Accordingly, it has been suggested that the possibility be examined that beginning in 2030, entry of gasoline- or Diesel fuel-propelled vehicles shall be prohibited by law from entering Israel.

The United States Administration announced its NEVI (National EV Infrastructure Plan), within which the Administration will invest approximately USD 5 billion in construction of charging infrastructures along main highways (Fuel Alternative Corridors) and an extra USD 2.5 billion will be invested in charging infrastructures in the periphery (distribution guidelines for these funds have not yet been announced)7. In the last quarter of 2022, California announced its intention to invest some USD 3 billion in charging infrastructures within the State of California. It later on announced a decision according to which in 2035 the sale of fossil fuel-propelled vehicles will be prohibited. To the best of the Company’s knowledge, the relevant regulators in the target countries do not specify how the infrastructures will be built and how the electricity will be supplied to the fast charge stations. Therefore the decision to use a local kinetic energy storage system lies in the hands of the operator / owner of the charge station.

1.3.4	Limitations, legislation, standardization and special constraints that apply to the field of activity

The field of charging electric vehicles and within it the field of energy storage for chargers is affected by incentives and various government decisions, among others, regarding subsidies for storage facilities, tax reductions for electric vehicles, and more. Encouraging the growth of the electric vehicle sector may lead to an increase in the Company’s potential market. Regarding the field in which the Company operates, except as stated in Section 1.3.3.8 above, the Company is not aware of any unique regulation, as of the date of this Periodic Report.

1.3.5	Changes in the activity volume in the sector and in profitability

The EV market has been growing over recent years alongside growth in the supply of electric models from the world’s leading automakers. The Company believes that the global climate crisis, the commitment on the part of many of the world’s countries to reduce the rate of greenhouse gas emissions, and the goals set therein regarding reduction of the number of gasoline- or Diesel fuel-propelled vehicles, the rate of growth of the electric vehicle sales, and the growing need for setting up public infrastructures in the form of charging facilities, will in the coming years result in significant growth in the energy storage market as an infrastructure for fast charge stations for electric vehicles.

7 https://www.reuters.com/business/autos-transportation/germany-spend-63-bln-euros-push-electric-car-charging-points-2022-10-19/

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The Company’s forecasts and assumptions regarding changes in the scope of activity in the field and its profitability are considered forward-looking information, as this term is defined in the Securities Law, based in part on various public publications and in part on the Company’s assessments of future developments and events, the date of which, if any, is uncertain and not under the control of the Company. These estimates may not materialize, in whole or in part, or materialize in a different way from that estimated by the Company, as a result of various factors that are not under the control of the Company and/or the materialization of any of the risk factors mentioned in Section 1.3.36 below.

1.3.6	Developments in the markets of the field of activity or changes in the characteristics of its customers

The main potential customers for the Kinetic Storage Systems can be classified as follows:

1.	CPO-Charge Point Operators. These customers are of various backgrounds. Some are, or are affiliated to electricity corporations in the target countries, some are, or are affiliated to gas stations, and others are affiliated to automakers (in addition to companies that have been established for this purpose) and some of them are engineering companies engaged in the establishment of charging infrastructures (sometimes, in addition to other activities in the context of constructing engineering infrastructures).

2.	Real estate owners who are interested in adding a fast charging service for their customers, such as hotels, shopping centers, commercial centers, convenience stores etc. These players have an interest in providing fast charging service in order to attract customers.

3.	Vehicle fleets which are transitioning to electric vehicles, such as car rental companies, delivery companies etc.

The stronger the EV market becomes, the stronger the market for charge networks, and primarily traditional players (such as gas station companies) are acquiring companies or investing in new charge networks in an effort to integrate the electric charging capabilities in their premises, which are spread along the highway network.

In Israel, too, there are signs of the abovementioned market dynamics within the reporting period.

Pursuant to a report of the Ministry of Energy and Infrastructure dated September 2023, following the expected substantial increase in the number of private electric vehicles, the Ministry is taking steps to significantly increase the number of public charging stations in Israel by 2030. According to a directive of the European Union guidelines and European regulation, this year, Israel will require supply of about 1.3 million kilowatts in all the public charging stations for private vehicles, ten times the power currently available.

For further details, see also Section 1.3.3 above and Section 1.3.8 below.

Company forecasts and assumptions regarding developments in the markets of its field of activity or changes in its abovementioned customers’ characteristics are forward-looking information, as per this term’s definition in the Securities Law, which is partly based on various public disclosures and in part on the Company’s estimates regarding future developments and events, the timing of whose occurrence, if at all, is uncertain and is beyond the Company’s control. These estimates might not materialize, in whole or in part, or they may materialize in a manner which differs from the Company’s estimate due to various factors which are beyond the Company’s control and/or due to the materialization of any of the risk factors mentioned in Section 1.3.36 below.

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1.3.7	Technological changes which might significantly impact the field of activity

As of the date of this Periodic Report, significant technological changes in the field of activity which might impact the Company’s business are:

1.3.7.1	A substantial improvement in the battery lifetime (for example, lithium-ion or sodium ion batteries), which will enable them to withstand tens of thousands of high-power cycles and/or a substantial reduction in the cost of batteries, to the extent that when adding up their replacement from time to time, they will present a solution at a lower price than that of the Company in the long term.

1.3.7.2	Super capacitors - an energy storage device as potential electric energy. Their main advantage is the ability to withstand high currents and a large number of charge-discharge cycles. Their disadvantage is high manufacturing costs and large product volume. As of the date of this Periodic Report, a super capacitor device is optimal for short charge-discharge scenarios (typical duration of several seconds) and therefore it is currently not suitable for fast charging. This being said, if in future there is a substantial reduction in the cost and volume of the product, the super capacitor device might be competitive.

1.3.7.3	A substantial rise in demand for alternative technology such as hydrogen-propelled fuel cell vehicle engines, might reduce the number of electric vehicles and as a consequence the demand for the products the Company is developing.

1.3.7.4	Regarding the use of 2nd life batteries, see Section 1.3.3.6 above.

1.3.7.5	Flow Batteries - in such batteries, there is separation between the electrolyte tanks and the electrodes assembly, which inserts/extracts the power. For the most part they have high energy storage capacity, however the power they deliver is low and therefore they are suitable for applications where the typical charge/discharge time is between 4 and 8 hours. Therefore, these batteries are not optimal for fast charging. Their main application is long-term electric energy storage (several hours) on the transmission grid.

1.3.8	Critical success factors in the field of activity and the changes occurring therein

There are several critical success factors that can be identified in the Company’s field of activity, which affect its activity and status:

1.3.8.1	Continued rapid growth of the electric vehicle market - continuation of the rapid growth trend in the number of electric vehicles is a prime catalyst for the development of the charging infrastructure market, of which the Company’s products are a part. The need for rapid upscaling of the charging infrastructure will inevitably result in the installation of chargers in areas where the electricity grid is weak and where its upgrade is unfeasible due to cost and rollout time considerations.

1.3.8.2	Continuation of the trend toward investment by private organizations and government grants and benefits aimed at accelerating the deployment of the Ultra-Fast Charging Infrastructure of electric vehicles. This trend will enable construction of the infrastructure already in the near future, even though the number of electric vehicles is still a relatively small proportion of transport overall.

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1.3.8.3	Success in development of the ZOOZTER™-100 system and meeting the cost and performance goals - the Company has completed the certification process for the ZOOZTER™-100 system in its European configuration, and has successfully completed the inspections required for the American configuration as part of the certification process for US standards.. It should be clarified that insofar as there will be a need for a configuration change in the system, the Company might be required to repeat part or all of the tests required for the certification process. The system has significant economic advantages over the charge station lifetime relative to competing chemical battery-based solutions. At the same time, the System’s initial cost remains relatively high compared with the said solutions. Meeting the development and manufacturing cost targets for the ZOOZTER™-100 system, so as to make it competitive vis-à-vis chemical battery-based storage systems in terms of overall cost, is of great importance for the ZOOZTER™-100 system to achieve rapid market penetration.

1.3.8.4	Human capital - the Company’s field of activity is a field which requires specialized knowledge and expertise in high-power energy systems and in rotating mechanical systems. The Company needs employees that have knowledge and expertise in this field.

1.3.8.5	High-quality suppliers - the flywheel system relies on high-precision components, suppliers capable of manufacturing the system components while upholding high quality standards, and at the same time meeting cost and delivery targets.

1.3.8.6	High-quality distributors - the Kinetic Storage System is a unique product, which requires a great deal of knowledge during customer interactions from sale through to installation and service. Distribution of the Kinetic Storage System successfully requires high-quality local distributors and partners who have the connections and reputation as well as high technical competency for supporting installation and maintenance service of the Kinetic Storage System.

1.3.8.7	Meeting the Kinetic Storage System’s quality and delivery lead times.

1.3.8.8	Flexibility in custom-adaption of the Kinetic Storage System to the customer’s needs while taking full advantage of the System’s built-in modularity.

1.3.8.9	Ability to provide service and customer support, which will retain customers in order to win further projects.

1.3.9	Competitive landscape in the field of activity and the changes occurring therein

For details on the competitive landscape in the Company’s field of activity, please see Section 1.3.19 below.

1.3.10	Changes in the network of suppliers and raw materials in the field of activity

For details, please see Section 1.3.24 below.

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1.3.11	Main barriers to entry and exit in the field of activity and the changes occurring therein

The Company estimates that the main barriers to entry and exit in the field of activity are as follows:

Barriers to entry:

1.3.11.1	Expertise in the Company’s technology and in the unique design of the Company’s Kinetic Storage System. The main barrier to entry is due to the need for specialized knowledge, which exists and has been developed in-house, and which is one of the Company’s trade secrets, and also due to the development of technological infrastructures within the Company’s field of activity, which involves large investments in research and development.

1.3.11.2	High-quality manpower. R&D requires manpower with current interdisciplinary professional knowledge and expertise and also ability to combine the various disciplines for the sake of developing and installing the product.

1.3.11.3	Reputation, knowledge and experience. This field of activity is typified by conservative customers that require that the products retain reliability over years.

1.3.11.4	Financing. Research and development of new technologies in the Company’s field of activity requires a great deal of seed capital. Furthermore, additional capital might be required with the transition to production, for building an operation, marketing and distribution network.

1.3.11.5	Obtaining regulatory approvals and compliance with standard requirements, insofar as these are required.

1.3.11.6	Local marketing and distribution channels in the various target countries, which have relations with potential customers interested in setting up EV charging infrastructures.

Barriers to exit:

1.3.11.7	Warranty for Kinetic Storage Systems. The Company intends to provide its customers with several years of warranty.

1.3.11.8	Maintenance services. The Company intends to sign agreements with its customers to provide maintenance services for several years.

1.3.11.9	As part of the services the Company will provide to customers who will acquire the storage systems, the Company might also provide a software package which manages the power on the micro-grid on the customer’s premises. These services form a foundation for further sales of products and services to the customer.

1.3.11.10	Engagements with suppliers. When transitioning to large-scale production, the Company might enter into long-term agreements with its suppliers.

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1.3.12	Substitutes for the products of the field of activity and the changes occurring therein

The Company believes that the substitutes for the Company’s Kinetic Storage Systems are:

1.3.12.1	Electricity grid upgrade. In order for it to be possible to fast-charge an EV, a great deal of electrical power is required. To the best of the Company’s knowledge, the electrical power of the distribution grids, in many locations far from transformation stations or where the transformer power is nearing its maximum capacity, is not suitable for fast charging. Should electricity grids be upgraded in these places, this will be a substitute for the need for local storage systems, including the Kinetic Storage Systems. This being said, the cost of upgrades in locations far from transformation stations is high and as a result, the economic feasibility of Kinetic Storage Systems is preferable. Furthermore, in many countries, local electricity companies apply high demand charges for brief high power consumption, incurring high costs to the owners of Ultra-Fast Charging infrastructure, the main characteristic of which is very high power for brief periods.

1.3.12.2	Competing systems that deal with storing kinetic energy in flywheels - see Section 1.3.19.

1.3.12.3	Regarding chemical lithium-ion battery-based storage systems, which are the main substitute for the Kinetic Storage Systems, see Section 1.3.3.6 above and Section 1.3.19.2 below.

1.3.12.4	Regarding 2nd life battery-based storage systems, see Section 1.3.3.6 above.

1.3.12.5	Regarding supercapacitors, see Section 1.3.7.2 above.

1.3.12.6	Regarding use of alternative propulsion products other than electric propulsion, such as fossil fuel, natural gas and hydrogen, see Section 1.3.3.7 above.

1.3.12.7	Regarding Flow Batteries, see 1.3.7.5 above.

1.3.13	Products and services

As of the date of this Periodic Report, the Company has completed the certification process in accordance with the European standards, for the ZOOZTER™-100 system in its European configuration, certification process and has successfully completed the required inspections for the system in its American configuration, as part of the certification process, in accordance with US standards.

Once the required tests according to the European standards were completed, the Company delivered a ZOOZTER™-100 system for a charge station that had been built in collaboration with Afcon Electric Transportation Ltd. and Dor-Alon. The Company subsequently sent a first ZOOZTER™-100 system to its customers in Germany. For further details, see Sections 1.3.15 thru 1.3.17 belowOn completion of the required tests according to the American standards, the Company provided a ZOOZTER™-100 system that was installed at a gas station and convenience store site located in South Carolina, USA as part of a joint pilot with Arco.

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The ZOOZTER™-100 product supports delivery of 100 kW for 15 minutes. The energy discharged from the system adds onto that from the local electricity grid, at the charge station. The system’s recharge time depends on the strength of the local grid at the site and on the discharge rate of the system This varies between several minutes and up to half an hour. The Company’s products (ZOOZTER™-100) support modular upgrading of the fast charge site. Another possible solution, addressing an extraordinary scenario in which there is a large quantity and high frequency of charges in a short period of time (for example during morning and evening rush hours), is a hybrid system which includes batteries, where most of the charge cycles are enabled by the flywheels, keeping the load on the batteries low, thereby preventing rapid deterioration of the batteries.

The Kinetic Storage System includes a control system and automatic power electronics. It enables electrical connections to the electricity grid and to chargers. The system is linked, via cellular data communication, to a cloud-based database, which is under the Company’s control. The data arriving from the system are logged and used for producing reports for customers, service engineers and the Company. This database enables monitoring and troubleshooting in the various systems and investigation of malfunctions.

In addition, the ZOOZTER™-100 system is linked through local communication to other on-site chargers and devices and it contains an energy management system (EMS) which enables maximum utilization of the electricity at the customer site. It increases the on-site charging capacity, yielding substantial savings for the customer.

The EMS provides numerous advantages in terms of streamlining energy utilization, reducing the energy costs and increasing the energy efficiency. Through real-time monitoring and analysis of energy consumption patterns, EMS is able to identify areas where energy is being wasted and better manage the energy distribution at the site. Use of EMS can increase the total potential of the on-site energy potential, thereby enabling faster vehicle charging without having to scale up the grid connection, resulting in substantial cost savings for the customers. Additionally, EMS can help manage peak energy demand, reduce the cost of demand charges and improve overall operational efficiency.

The advantages of the ZOOZTER™-100 system are based on transitioning to an advanced version of the flywheel (V8) which the Company has developed, and for which it completed the certification testing in March 2022. This flywheel configuration enables higher density storage (compared with the previous generation). It also enables substantial production cost savings - emphasis has been placed on using low-cost plate metal as raw material, which is available from a large number of suppliers. The Company plans to include automation later on in order to enable further cost reduction in mass production. Additionally, the Company has developed, with the aid of partners, an adapted engine/generator for the flywheel and power electronics have also been developed based on innovative semiconductors (silicon-carbide transistors), which will enable a substantial increase in the engine power and will improve utilization.

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Following is a picture of the ZOOZTER™-100 system installed at the charge station that has been set up near Zikhron Ya’akov (the Or Zikhron Dor-Alon gas station) through collaboration with Afcon Electric Transportation Ltd. and Dor-Alon:

For further details regarding the technology and the Kinetic Storage Systems, see Sections 1.1.1.1.3 thru 1.1.1.1.4 above.

1.3.14	Revenue segmentation and profitability of products and services

As of the date of this Periodic Report, the Company has not yet generated substantial income. The Company reported sales of NIS 2.8 million as a result of the sale of ZOOZTER™-100 systems customers in Germany. For details about the Company’s engagements for the sale of the ZOOZTER™-100 systems in the European market, see Section 1.3.16 below. For details about the Company’s business model, as of the date of this Periodic Report, see Section 1.3.17 below.

1.3.15	New products

In 2023, the Company focused on stabilizing the existing configuration of the ZOOZTER™-100 while making improvements to the system (such as developing an improved configuration of various components), and outsourcing the production of the product and training additional suppliers for main components. As a technology company, the Company plans to continue developing its specialized technology and the main building block in its systems - the flywheel, and to develop a more advanced version (V9) while continuing to improve performance regarding energy density (energy vs. volume) and cost.

With the abovementioned technological advances as the baseline, the Company will continue to develop more advanced configurations of the energy storage systems in order to enable storage solutions with higher energy capacity and power levels, while continuing to minimize the size-to-performance ratio and the cost-performance ratio.

In the more advanced configurations of its products, the Company plans to evaluate improvements which will enhance customer value and enable use of products in a variety of use cases.

For details on the commercial system, the ZOOZTER™-100, see Section 1.3.13 above.

1.3.16	Customers and market penetration

The Company also entered into commercial sale agreements and collaboration agreements on establishing fast charging installations for fast EV charging in the European market, in the American market and in Israel.

Following are details of ZOOZTER™-100 systems which were installed and/or are planned for installation in pilots in the coming months:

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Company name	Location	Description
Afcon Electric Transportation Ltd. (“Afcon”) and Dor-Alon with support from the Ministry of Energy and the Israel Innovation Authority.	Israel

On July 22, 2022, the Company signed a collaboration agreement with Afcon to set up and carry out a joint pilot with Afcon for a commercial Ultra-Fast Charging Infrastructure for EV’s, based on the Model ZOOZTER™-100 Kinetic Storage System, integrated with the Company’s Energy Management System (EMS) for smart management of the power consumption at the site at one of Dor-Alon’s gas stations. According to the agreement, the Company’s ZOOZTER™-100 system was integrated in an ultra-fast charge station at the Or Zikhron Dor-Alon gas station (on Highway 4 near Zikhron Ya’akov near the Mul-Zikhron shopping center (in this Section - “the Site”). Afcon provided the labor for the infrastructure-laying and the charge station at the Site in favor of the set-up and operation of the pilot. The Company provided its latest power booster, the ZOOZTER™-100 system, and was responsible for its integration with the charge station. The Israel Innovation Authority has provided 40% of the project budget, or NIS 1.35 million for the pilot. Additionally, further to the setting up of the Site and for the testing and initial trial period, on January 2, 2023, commercial operation of the charge station began at the Site as the first EV charge station of its kind in Israel, in which ultra-fast charging is made possible, thanks to the Company’s Technology, despite the electricity constraint at the Site. The system has been functioning satisfactorily at the Site. It enables ultra-fast charging at approximately 150 kW despite the fact that the electricity to the charge site is only approximately 50 kW.

In 2023, the ZOOZTER™-100 was used by the charging site in commercial operation and actually proved its performance and contribution as a charging accelerator during the year-long pilot. During the year, an energy management system (EMS) was also integrated and implemented, enabling a more efficient utilization of the electricity network infrastructure on the site.

At the request of Dor-Alon and Afcon Electric Transportation, the option was activated (which was defined in the contract signed with Afcon Electric Transportation) according to which the ZOOZTER™-100 system will continue to operate on the site for a period of up to one more year.

For further details, see the Company’s Immediate Reports dated April 5, 2022, July 24, 2022, and January 3, 2023 (Reference No.: 2022-01-042946, 2022-01-093811, and 2023-01-001300, respectively), which are available via the link.

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Dor Alon	Israel

On March 21, 2024, the Company signed a binding memorandum of understanding with Dor-Alon, pursuant to which the companies will collaborate within a project (in this section - “the Project”) to upgrade the ultra-fast charging infrastructure of the ON network, at Dor-Alon stations on Route 6, using the solution of The Company, which is based on the ZOOZTER™-100 charging accelerator (in this section - “the System”) and the Company’s charging management software. The purpose of the project is to enable the addition of ultra-fast charging stations, despite the limitation of the electricity grid, at the charging sites at the Dor-Alon stations on Route 6, as described below.

As part of the project, in the Company’s collaboration with Dor Alon and Afcon Electric Transportation, the charging infrastructure will be upgraded at two Dor Alon stations, on Highway 6 – the Magal station (on the east side) and the Naan station (on the west side), while installing two ZOOZTER™-100 systems (one system at each station), and adding charging stations based on ultra-fast chargers, which allow charging with a power of up to 150 kilowatts. The upgrade of the charging infrastructure is expected to enable a significant improvement in the experience of electric vehicle drivers, who travel on Route 6 as a major thoroughfare in Israel and charge their vehicles at these sites.

This project is a continuation of the collaboration between the companies, in which an ultra-fast charging station was established at the end of 2022, at the “Mul Zichron” Dor-Alon station, whose operation was made possible thanks to the ZOOZTER™-100 installed on the site. The station was established at the end of 2022 and operated during 2023 as part of a pilot with the support of Israel Innovation and the Ministry of Energy. The success of the pilot led the parties to an agreement on the continuation of the collaboration as described in this report.

In the first months of the ZOOZTER™-100 systems operation in Route 6 sites, their ability to enable the addition of charging stations while managing charging in multiple charging stations (unlike the above pilot outline) will be examined. To the extent that the Company’s solution is proven to be one enabling the addition of charging stations as aforesaid, the systems will be purchased by Dor Alon, under the conditions agreed between the parties.

It was also agreed that the parties will strive to complete the installation of the systems and upgrade the charging infrastructure as soon as possible and the Company estimates that the sites will be upgraded and operated in their new configuration during the second quarter of 2024.

For more details, see the Company’s Immediate Report dated March 25, 2024. (reference: 2024-01-025465)

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New York Power Authority (“NYPA”)	United States

The Company signed an agreement with the New York Power Authority (NYPA) on September 12, 2022 to collaborate on the development, installation, implementation and demonstration of the technology and the product of the Company as an Ultra-Fast Charging Infrastructure for EV’s, at locations where the electricity grid is power-limited.

According to the agreement, the Company will be setting up and demonstrating, with USD 900,000 in NYPA financing in several milestone-dependent instalments, an ultra-fast charge station, based on the Company’s power booster - the ZOOZTER™-100 system. In December 2022 an amendment was passed, according to which the financing can reach USD 970,000, due to NYPA’s choice to add further scope to the site set-up, which will be carried out by a ZOOZ subcontractor.

The parties entered into this agreement following the Company’s win in the New York-Israel Smart Energy Innovation Challenge for 2022, which is led jointly by NYPA and ISEA (Israel Smart Energy Association).

When the set-up process is completed, the Company will demonstrate the operation of the charging facility for one year in a variety of scenarios, which will be defined jointly by the parties. Under the agreement it was agreed that the Company will pay the NYPA royalties at a single-digit percentage of its revenues in the US from the sale, license fee or usage fee for the product and its improvements, the scope of which shall in any case not exceed the total financing for the project actually provided by the NYPA.

The Company regards this collaboration to be an important step in the process of its products’ penetration into the American market which, with support from the Federal Government, is in the midst of an accelerated process of deploying the infrastructure necessary for transitioning to EV’s.

For further details, see the Company’s Immediate Reports dated September 8 2022 and September 13, 2022 (Ref. No.: 2022-01-115099 and 2022-01-094602, respectively), brought by way of reference.

As of the date of releasing this Report, the Company expects that the pilot site will be set up during or close to Q2 2024.

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A global car rental services provider	United States

On November 1, 2022, the Company entered into a binding memorandum of understanding for collaboration with a global leader of car rental service provision (in this section - “CRSP”), which operates thousands of car rental websites in more than 100 countries around the world (in this section - “CRSP sites”). The purpose of the collaboration is to build and operate a joint pilot of an ultra-fast charging infrastructure for electric vehicles (in this section – “the charging station”), which will demonstrate and test the Company’s solution based on the ZOOZTER™-100 system and the system’s ability to enable and support ultra-fast charging of electric vehicles at CRSP sites at which the power grid is limited in capacity. It was agreed between the parties that the pilot will be set up, as soon as possible, at the CRSP site at La Guardia Airport in New York, USA.

Further to the Company’s announcement of March 26, 2023 regarding the successful completion of all the tests required to be performed at the Company’s site in Israel, as part of the certification process of the American-made system according to American standards, on August 20, 2023 the Company reported that it had placed the system at the CRSP site at La Guardia Airport, and completed the certification process according to the American standards, after successfully passing the last tests carried out on the site by an external tester (field evaluation).

For further details, see the Company’s Immediate Reports dated November 2, 2022, March 26, 2023 and July 12, 2023 and August 20, 2023 (Ref.: 2022-01-131911, 2023-01-027460 and 2023-01-065662, 2023-01 -077290, respectively), which are cited by reference.

The Company and CRSP have waited a long time to receive the construction permit from the airport authorities. The permit was received only recently (in the first quarter of 2024) and therefore, as of the publication date of this report, the Company estimates that the site construction work will be completed during or close to the second quarter of 2024.

Blink Charging Co.	United States

For details regarding the Company’s collaboration with Blink Charging Co. (“Blink”), see Section 1.3.30.

The Company and Blink are preparing to set up a joint pilot in Fort Lauderdale, Florida.

During the second half of 2023, the Company waited for Blink to update on the completion of procurement processes for the equipment required for the construction of the pilot, at the same time as the completion of the processes of obtaining the permit for the construction of the pilot site. In the first quarter of 2024, the Company was informed by Blink that the required permits for the construction of the pilot site had not yet been received and there was concern that the local authority would not permit the construction of the charging site in the selected location. Blink intends to check with the local Authority what is required in order to have the required permit in the site, which is planned for the Pilot, and then, based on the received feedback, to resubmit an updated application.

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ARCO	United States

For details regarding the Company’s collaboration with ARCO, see Section 1.3.30.

In the third quarter of 2023, the ZOOZTER™-100 system was installed and, after integration with the rest of the charging station components, it commenced operations at the pilot site – at the Scotchman gas station and convenience store, which is operated by a subsidiary of Arco, Brook Hill, South Carolina. The site acceptance tests were successfully completed on September 7, 2023, thus starting the pilot and after a running-in period of several weeks, commercial operation of the charging station began for use by the owners of electric vehicles visiting the site.

For further details, see the Company’s Immediate Report dated September 10, 2023 (Ref. no.: 2023-01-085249).

Osprey Charging	England

On November 26, 2023, the Company reported the first purchase order in the British market in collaboration with one of the leading charging companies in this market. On February 19, 2024, the Company reported the completion of the construction of the first site in the British market at which ultra-fast charging is possible thanks to ZOOZTER™- 100. The website was constructed in collaboration with Osprey Charging Company (“Osprey”) which is known in the British market as one of the three leading companies in the market for operating the fast-charging infrastructure.

The parties will collaborate in constructing the first charging site in England where the Company’s product, the ZOOZTER™-100 model charging accelerator, will support the electricity network and enable the upgrading of the charging site to include ultra-fast chargers of 150KW despite the limitations of the electricity network at this site.

Upon completion of the construction of the site, its commercial operation will begin, while examining the performance of the ZOOZTER™-100 system, which will be carried out by the UK company during the first 6 months of the site’s operation (“the examination period”). Upon completion of the testing period, the purchase of the system will be completed - ZOOZTER™-100 under conditions agreed between the parties.

For more details, see the Company’s Immediate Reports dated November 26, 2023 and February 18, 2024 (Ref. nos.: 2023-01-106612 and 2024-01-014875, respectively).

The parties installed the ZOOZTER™-100 and the ultra-fast chargers in February 2024 and are awaiting final approval from the local electric company for the start of commercial operation of the site, which, as of the publication date of this report, is expected towards the beginning of the second quarter of 2024.

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Following is a description of engagements which include commercial sales of the ZOOZTER™-100 system:

Investment house	Germany

On December 6, 2021 and January 18, 2022 the Company, EES GmbH, an engineering company headquartered in Germany (“EES”), and an investment house (in this section - “the Customer” and jointly with the Company and EES: “the Parties”) entered into a set of agreements to collaborate in setting up five fast-charging EV stations (in this section - “the installations”), in which the Company’s ZOOZTER™-100 systems would be included, to serve as boosters of the electricity grid at the fast charge station, enabling acceleration of the charging throughput (in this section - “the Agreements” and “the Engagement”, respectively). The Customer is an investment house, headquartered in Germany, with experience and reputation for investment in energy-related income properties for its customers.

As part of this Engagement, and as part of the roll-out of the Company’s strategy of penetrating its products into the market, the Company will be supplying the Customer, through EES (which operates other local players), a complete turnkey solution of fast-charge EV stations. Pursuant to this Engagement, five stations will be installed each of which will include the Company’s ZOOZTER™-100, in five different sites. The installations will be located at the following locations in Germany:

a. Two stations in commerce and recreation centers in Herrenberg (near Stuttgart);

b. One station at a commercial site in Reiskirchen (Greater Frankfurt);

c. Two stations in commercial sites in Weiterstadt (Greater Frankfurt).

On May 9, 2023, the construction of two charging stations at commercial and leisure sites in the city of Herrenberg in Germany was completed and they are active with the ZOOZTER™-100 systems. Furthermore, in June 2023, the Company supplied two more ZOOZTER™-100 systems for the aforementioned orders. The installation of the systems and their testing at the charging site in Reiskirchen and one of the sites in Weiterstadt was completed in December 2023, although these sites have not yet commenced commercial operations. In the Company’s estimation, commercial operations are expected to begin towards the end of the first quarter of 2024 (and subsequently the Company is expected to recognize sales of these systems).

The construction of the fifth site has been delayed at this stage. In the Company’s estimation, its construction will be possible following the completion of the aforementioned sites (in Reiskirchen and Weiterstadt) and their commercial operation.

For further details regarding agreements for constructing fast-charge stations for electric vehicles in Germany, see the Company’s Immediate Reports dated January 19, 2022, August 28, 2022, and December 6, 2022 and May 10, 2023 (Ref. No: 2022-01-008346, 2022-01-108760, and 2023-01-042667), which are presented by way of reference.

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The Company has completed the certification process for the ZOOZTER™-100 in its European configuration, and has successfully completed the tests required as part of the certification process according to the American standards. It is made clear that insofar as there will be a need for a configuration change in the System, the Company might be required to repeat part or all of the tests required for the certification process. The Company has not yet generated any significant revenues through the storage systems it is developing. The abovementioned in this Section is based primarily on the Company’s subjective estimates and assumptions to the best of its current knowledge. Without derogating from the aforesaid, all the evaluations and estimates detailed above and below in this periodic report are forward-looking estimates, forecasts and estimates as defined in the Securities Law, based in part on various public publications and in part on the Company’s estimates regarding future developments and events whose date of occurrence, if any, is uncertain and not under the control of the Company. These estimates may not be realized, in whole or in part, or may be realized in a different way than estimated by the Company, as a result of various factors, including the Company’s failure to meet development goals and/or failure to meet schedules and/or failure to obtain the necessary financing for the purpose of developing the systems developed by the Company and/or marketing the products and/or other factors that are not under the Company’s control and/or the realization of any of the risk factors mentioned in Section 1.3.36 below.

1.3.17	Marketing and Distribution

The Company is working to expand the marketing system in target countries, focusing on Western European countries and the US market, in order to expand the customer base and the scope of sales while broadening the marketing and commercial distribution system in the target countries and expanding it to other countries.

The Company entered into a number of agreements, the essence of which is the identification of potential customers and the establishment of collaborations to introduce kinetic storage systems to the market, in a number of markets:

●	For contracts with customers in Europe, the US and the UK, see Section 1.3.16 above.

●	India: During November 2022, the Company signed a Memorandum of Understanding with a significant Indian partner - ANAND Groups, and thus initiated its cooperation with two main goals: (a) development of a supply chain to lower production costs, with an emphasis on flywheels, and in particular in view of the growth that the Company anticipates for its products in the global market, (b) business development of the Indian market, which is in its infancy, but is expected to be one of the largest markets in the world.

●	North America: regarding contracting with Arco in a binding Memorandum of Understanding and its amendment, see Section 1.3.30.1 below.

●	North America: On December 1, 2022, the Company entered into a non-exclusive distribution agreement with Blink Charging Co, for the marketing, distribution, sale and deployment of kinetic storage systems of the ZOOZTER™-100 model in the American configuration in the US. For more details, see the Company’s Immediate Report from December 4, 2022 (Reference Number: 2022-01-116724), which is brought by way of reference. The Distribution Agreement is a further step in the cooperation between the parties, as detailed in Section 1.3.22.4 below.

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In addition, the Company has several additional representation and distribution agreements. The payment in the majority of the agreements is based on success rewards at rates derived from the total net income.

The Company intends to place emphasis on customers with potential for widespread deployment of a network of fast charge stations. Therefore entry into these customers with first systems is expected to yield follow-on orders, both for support for the expanding deployment of the fast charging network and or augmenting existing stations where energy storage for fast charging already exists but needs upscaling to keep up with growing demand.

Additionally, the Company is directing its marketing efforts at customers who are interested in setting up Ultra-Fast Charging Infrastructure at sites which they own, as a service they provide to their customers. Such customers can be: convenience store owners, fast food restaurants, etc. In many cases these customers operate in sites where the existing electricity infrastructure is power-limited and it is either not possible or not financially worthwhile to upgrade it. At such sites, an energy storage system serving as a power booster is an enabler for setting up Ultra-Fast Charging Infrastructure, which is required as a service to attract and/or retain customers.

The Company also approaches customers such as operational vehicle fleet owners and car rental fleet owners. These customers also operate in sites or parking lots where there is a given electricity infrastructure, which in many cases is power-limited and it is either not possible or not financially worthwhile to upgrade it. For such customers, the existence of an Ultra-Fast Charging Infrastructure is highly important for the efficiency of their operation of the vehicle fleet and their ability to sell their services based on the availability of the vehicles for travel.

The Company’s marketing efforts also address companies which could be potential partners and distribution channels in the various territories. Local EPC’s - Engineering, Procurement & Construction companies that are setting up fast charge sites and companies deploying a network as Ultra-Fast Charging Infrastructure and regularly operate charge points (CPO – Charge Point Operator) are such potential partners. Cooperation with these companies is created through initial synergy by cooperation in the first installations of the storage system, in order to leverage this cooperation into further orders that will be received based on opportunities those local partners are able to identify in their work with their customers, who encounter the problem of weak electrical infrastructure.

As stated, the Company began marketing ZOOZTER™-100 Kinetic Storage Systems in the second half of 2022.

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The pool of potential Company customers is highly diverse. It includes the following:

1.	Companies setting up EV charging networks - Charge Point Operators (CPO) – due to low entry barriers, many companies and projects - large and small - have entered the market for the setting up of public EV charging networks. Afcon Electric Transportation (Israel) and Blink (USA), with which the Company is cooperating, is one such example.

2.	International EV rental companies needing to charge their EV’s after a customer has returned a rental car.

3.	Companies which operate “traditional” gas stations, especially those with a wide footprint along intercity highways (in view of the acute need there for ultra-fast charging), such as Chervron, Shell, Total and others.

4.	Convenience store / restaurant chains with a widespread presence along intercity highways (or in cities at entry/exit points from intercity highways(. One example of such customers is ARKO (USA).

5.	Companies that operate vehicle fleets for logistic services.

6.	Engineering, Procurement & Construction (EPC) companies that build Ultra-Fast Charging Infrastructure for their customers.

7.	Financial institutions that are interested in financing Ultra-Fast Charging Infrastructure as an income-bearing property. The Company is working to connect between these institutions and the abovementioned asset owners, who are interested in establishing Ultra-Fast Charging Infrastructure at their site, but are hampered by the gap in the electricity infrastructure. Such customers lease the space required for the Fast Charging service, they finance the construction of the infrastructure and later on they operate the site as an income-bearing property earning income and revenues from the fast charging service provided at the site. An example of such a customer is a customer with whom the Company has entered into a set of agreements for the setting up of fast charging sites based on the ZOOZTER™-100 system, as described in Section 1.3.16.

As of the date of this Periodic Report, the Company intends to work according to a business model based on selling a flywheel-based energy storage system, which enables fast charge stations and fast charge systems. The business model may also include annual subscription fees which include extended service and warranty (beyond the initial period), and a cloud-based management and monitoring system.

With some of the Company’s customers, and depending on the business plan that will be built together with them, the Company will consider an engagement model based on a long-term contract that combines purchase of a system along with extended warranty and maintenance services while spreading the payment over the contract period, leasing / rental and/or revenue sharing (or a combination of these models).

To advance sales of its products, the Company is also working in a model based on selling a turnkey fast charging site solution. This business model is in demand mainly during the first years of penetration into the target market, which are also the years of rapid penetration of the electric vehicles and therefore part of the customers lack the knowledge required for coping with the challenges of the electricity infrastructure. Therefore, the Company is working to provide its customers with the turnkey solution as a professional service within which the technical solution is defined and the Ultra-Fast Charging Infrastructure configuration to be established at the site is determined, through augmenting the existing electricity infrastructure based on the Kinetic Storage System. Additionally, under this model, the Company is working to connect between various customers (for example - business owners who are interested in setting up Ultra-Fast Charging Infrastructure near their business, with institutions that finance such infrastructures as an income-bearing property). Later on, the Company (through its partners and its local agents) works with local partners such as EPC’s and CPO’s operating in the territory, in order to realize the turnkey solution - the works required for establishing the fast charging site and later on the ongoing operation of the site. This way, such a model helps also as an initiative for additional creating distribution and sale channels through these partners, based on the synergy created with them during the initial installations the Company does for its customers under the Turnkey model. Based on the service the Company provides its customers, both from the engineering / technological aspect and from the business / financial standpoint, under this model Company stands to benefit also from a component within the profit due to its operating the site. An example for such a model is the engagements the Company reported in Germany, for setting up Ultra-Fast Charging Infrastructure based on the ZOOZTER™-100 systems, as described in Section 1.3.16.

The Company is working to offer its customers a software package for managing the local microgrid8 at sites where the Kinetic Storage System is installed, as a component that facilitates optimal utilization of the storage system. At this stage, a software package is being offered as the value proposition of the Company when acquiring a Kinetic Storage System or as part of the turnkey solution for setting up an Ultra-Fast Charging Infrastructure. However later on, the use of a business model that yields revenues based on the site’s electricity consumption efficiency achieved, and/or grid stabilization services provided to the electricity grid operator through the energy storage system and control of the management software.

8	A local microgrid is a system for managing and optimization of the means used for generation, storage, and consumption of energy within given geographic and/or regulatory boundaries (such as a residential neighborhood, a military base, a hospital, campus, industrial park, mall, or consumer with consumption points). A microgrid can operate as a closed system (“electricity island”), separate from the central electricity supply grid, or through interface with the grid for backup purposes, resiliency and sale of surplus generation. An EXCHANGE MICROGRID GROUP is an ad-hoc group of experts from around the world that are working on research and implementation of microgrids. They define the microgrid as a “distributed group of consumers and energy resources confined within well-defined boundaries and operating as a single entity able to control the grid”.

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The Company’s forecasts regarding its future marketing and distribution activities are forward-looking information, as per this term’s definition in the Securities Law, which is based on the Company’s estimates regarding future developments and events, the timing of whose occurrence, if at all, is uncertain and is beyond the Company’s control. These estimates might not materialize, in whole or in part, or they may materialize in a manner which differs from the estimate due to various factors, including failure to accomplish development and/or marketing goals and/or failure to raise the required funding and/or due to the materialization of any of the risk factors detailed in Section 1.3.36 below.

1.3.18	Order backlog

As of December 31, 2023, the Company’s order backlog includes:

Delivery of the remaining systems of the sale contracts in Germany, i.e., 3 ZOOZTER™-100 Systems for setting up three (out of five) fast charging sites as a turnkey solution in Germany, and delivery of the professional services for operation of these sites, as described in Section 1.3.16.

The backlog as of the date of releasing the report is as follows (in NIS millions):

Q1 2024	Q2 2024	Q3 2024	Q4 2024	2025	2026	Total
-	2	1	-	-	-	3

The backlog presented includes all of the direct sales of the Company products (the ZOOZTER™-100 system) and services the Company provides its customers as part of the set-up of the charge sites. As described in Section 1.3.16 above.

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Segmentation of the backlog into quarters and years has been done to the best of the Company’s assessment, based on the data and information available to it at the time of the Report and is forward-looking information, as per its definition in the Securities Law. This information may not materialize, or materialize differently, among other things, in case of delays in carrying out the works and/or projects or their cancellation or in the event no consideration in received in their respect, among other things, for reasons not under the control of the Company.

The backlog as of December 31, 2023 does not include financing totaling USD 0.9 million from NYPA (as of the date of this report, approximately 0.5 million USD were already received), which is described in Section 1.3.16 above.

In addition, the Company operates vis-à-vis additional customers for marketing and promoting the sale of the ZOOZTER™-100 System and its related services, in order to expand the above backlog, but these negotiations have yet to materialize to a binding agreement.

The Company’s estimates regarding future sales of the ZOOZTER™-100 System and its related services and products are forward-looking information, as per this term’s definition in the Securities Law, which is based on the Company’s estimates regarding future developments and events, the timing of whose occurrence, if at all, is uncertain and is beyond the Company’s control. These estimates might not materialize, in whole or in part, or they may materialize in a manner which differs from the estimate due to various factors, including failure to reach commercial agreements with potential customers and/or due to the materialization of any of the risk factors detailed in Section 1.3.36 below.

1.3.19	Competition

1.3.19.1	The competition for the Kinetic Storage Systems for supporting the Company’s Ultra-Fast Chargers can be categorized into two levels: the system level and the storage technology level:

At the system level, the division is between one-box systems, where the storage system is integrated with the charger itself, and systems in which the storage system is separate. FreeWire and ADC-TEc are examples of one-box competitors. In view of the Company’s conversations with its customers, it seems that the one-box solutions do not address the customers’ needs of customers that operate a charging network in which some of the points do not require local storage and in some of the places due to grid upgrade limitations, local storage is required. These customers prefer to use one kind of charger for all sites and the storage system is installed as an external addition, otherwise the customer has a heterogeneous network with multiple kinds of chargers. This complicates purchasing, operation and maintenance. Sometimes the grid upgrade is possible but is going to take a few years. In these cases the customer prefers to install a storage system that can be transferred to a different site without having to install new chargers. In addition, it can be shown that using centralized storage that serves several chargers is more economically efficient since the use of the shared resource enables saving on the power of the storage system through reliance on the usage statistic at the site, as opposed to storage which is part of the charger - it has to support the charger’s maximum power, and thus the total storage power at the site is greater and inefficient. For these reasons, the Company regards the integrated (one-box) solutions as being suitable for very specific sites. It is not the appropriate solution for the bulk of the market that needs a local storage system separate from the ultra-fast chargers themselves.

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1.3.19.2	At the storage technology level, the competition can be divided into several parts:

(a)	Lithium-ion batteries-based storage systems - these systems are the main competitor in the market, where one of the chemical classifications of the dominant batteries in the storage market is Lithium iron phosphate (LFP) alongside nickel magnesium cobalt (NMC). The main advantage of these technologies is that their capital cost is substantially lower than the Company’s ZOOZTER™-100 system. However due to their relatively short lifetime of several thousand cycles (NMC - 1,000-2000, LFP = 2,000-4,000) they need to be replaced relatively frequently. The Company therefore believes that their total cost of ownership (TCO) is substantially higher than the Company’s ZOOZTER™-100 system. This is a market in its initial stages of emergence and therefore, to the Company’s best knowledge, there is no dominant player in the market. This being said, it should be noted that the storage market for supporting chargers is a minor market for the main players operating in the energy storage business, since the bulk of their work is focused on the storage markets for renewable energy. For further details, please see Section 1.3.19.2 below.

(b)	Regarding the use of 2nd life batteries, see Section 1.3.3.6 above.

(c)	Regarding the use of Flow Batteries, see Section 1.3.7.5 above.

(d)	Regarding the use of supercapacitors, see Section 1.3.7.2 above.

(e)	Other Kinetic Storage Systems addressing the same market - to the best of the Company’s knowledge, other solutions based on kinetic energy storage in flywheels on the market for use as infrastructure for charging EV’s are still in development stages. There have been announcements from several companies since 2021, that they intend to enter the vehicle charging infrastructure market with flywheel-based kinetic energy storage. To the best of the Company’s knowledge from public information about the solutions they offer, the Company estimates that these companies still have several years to go before they will have a market-ready product. Except for the company Adaptive Balancing Power[9], which began operating in the second half of 2023 a first pilot of a system used for charging nbusses (to the best of the Company’s knowledge ). Other flywheels do exist in the market but most of these are designed to deliver electricity for brief burst of up to one minute. The main application for these systems is to support UPS systems - the flywheel provides the energy for the time it takes from the grid voltage drop until the generator comes online - this period is relatively short - less than one minute - and therefore these flywheels are not suitable for supplying energy for electric vehicle chargers - since the typical discharge period in fast charging is between 15 and 20 minutes. The Company believes that companies manufacturing flywheels with short discharge times for use in UPS systems will have a hard time adapting their technology for an application similar to the Company’s Kinetic Storage System, since these systems mostly have very high “friction” losses relative to what is required in fast charging and therefore they are not suitable for the fast charging market.

9 (www,adaptive-balancing.de)

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1.3.19.3	Following is a comparison table of the relevant competitors of the Company’s products. It refers to competitors that make battery-based energy storage products:

Manufacturer name and link	Competing product main features	Pros / Cons
TESVOLT https://www.tesvolt.com/en/products/a -series/tps-flex.html	Power: 60-120 kW Capacity:72-288 kWh Cycles:8,000

Cons

● Generic products, not adapted to the requirements of charging infrastructure for electric vehicles

● Limited lifecycle - approximately 3,000 - as opposed to 200 thousand in the ZOOZTER™-100 system (It must be noted that some of the companies claim a higher number of cycles. The Company believes that the figure they present is for an optimal duty cycle).

● High cost of kW/cycle.

● High OPEX (operational

expense) over the product lifetime (due to the need to replace the batteries, which have a short lifetime), as opposed to the Company’s product, which features a substantially lower OPEX.

● Not “green”, as opposed to the Company product which has a small carbon footprint.

● Problematic, high-cost recycling.

● Safety limitations, for example due to combustion emissions due to the chemicals in the batteries, as opposed to the Company’s product, which does not contain chemicals.

● High transport, storage, recycling/landfilling costs.

● Restrictions on placement and transportation of lithium-ion batteries. For example, certain countries impose restrictions on accumulation of lithium-ion batteries in underground parking garages.

Pros

● Low CAPEX (capital expense) - the price of a battery-based system (with a power output rating of 100 kW) is less than the ZOOZTER™-100 system.

● Roundtrip efficiency greater than 90%, which according to the Company’s estimates is higher than the ZOOZTER™-100 system.

● Higher energy density (the ratio between the amount of stored energy per storage system volume) - a ratio of 1:3 compared with the Company’s product.

Rolls-Royce / mtu-Energy pack QS https://www.mtu- solutions.com/eu/en/applications/power -generation/power-generation- products/energy-storage-system.html	Power: up to 400kW Capacity: 100-550 kWh Cycles: n/a
ALFEN – The BatteryMobile alfen.com/en/energystorage	Power: up to 300kW Capacity: 422kWh Cycles: n/a
Kreisel Electric https://www.kreiselelectric.com/	Power: 85kW Capacity: 117kWh Cycles: 5,000

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Following is a comparison between the main companies developing a charger with an integral booster (one-box):

Manufacturer name and link	Competing product main features	Pros / Cons
FreeWire – Boost Charger 200 https://freewiretech.com/products/dc- boost-charger-200/	Power: up to 200kW (up to 27kW input only) Capacity: 160kWh Cycles: n/a

Cons

● An integrated solution, which binds the customer to a single kind of charger, rather than allowing for operational flexibility

● In case of a grid upgrade, requires replacement of all the chargers

● Mostly a solution which is low input power-limited, will not enable working in areas with a more powerful grid

● On-site energy management inefficiency compared with centralized storage

● As with all batteries-based solutions: small number of lifecycles, high OPEX over the project lifetime, the solution is not green and not safe

Pros

● Low CAPEX (capital expense) - the price of a battery-based system (with a power output rating of 100 kW) is less than the ZOOZTER™-100 system.

● Roundtrip efficiency greater than 90%, which according to the Company’s estimates is higher than the ZOOZTER™-100 system.

● Higher energy density (the ratio between the amount of stored energy per storage system volume) - a ratio of 1:3 compared with the Company’s product.

● Simple installation (charger and booster all in a single unit) on a relatively small area.

ADS-TECH - ChargePost https://www.ads-tec- energy.com/en/products/charging/all-in- one/sitemap-type	Power: 300kW (22-87 kW input only) Capacity: 143-201 kWh Cycles: n/a
L-Charge – Power Booster https://l-charge.net/products/power-booster/	Power: 120kW (22 kW input only) Capacity: 300 kWh Cycles: n/a
KREISEL – CHIMERO 180/240 https://www.kreiselelectric.com/products/ charging-products/	Power: 180 / 240 kW (up to 60 / 120 kW input only) Capacity: 92 kWh Cycles: n/a

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Following is a comparison with the main companies developing a flywheel-based booster for EV charging:

Manufacturer name and link	Competing product main features	Pros / Cons
Adaptive Balancing Power - AMPERAGE HPC Booster https://www.adaptive-balancing.de/en/car/	Power: 350 kW Capacity: “100km in 5 min” (kWh n/a) Cycles: “unlimited”

Note:

To the best of our understanding, all our competitors’ flywheel-based solutions addressing the EV charging market have not yet matured and are not yet available for sale.

The Company believes these companies still have several years to go before they will have a market-ready product.

Levistor https://levistor.com/	Power: n/a Capacity: “160km in 5 min” (kWh n/a) Cycles: n/a
Teraloop – Power Loop 1000 https://www.teraloop.org/products/p1000	Power: 350-1000 kW Capacity: 9- 116kWh Cycles: “unlimited “
REVTERRA https://www.revterra.io/	Power: 400 kW Capacity: 100 kWh Cycles: 40,000+

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1.3.19.4	The Company believes, as of the date of this Periodic Report, that the positive factors influencing its competitive positioning are:

a.	Uniqueness of the Kinetic Storage technology.

b.	Long lifetime while retaining high performance.

c.	Low maintenance and large number of lifecycles, resulting, in multicycle applications such as charging electric vehicles, in a low TCO (Total Cost of Ownership) over the project lifetime.

d.	Product availability and reliability.

e.	High level of safety.

f.	Compatibility with sustainability development targets and environmental pollution prevention.

g.	Business model flexibility in view of the long product lifetime.

h.	Continual development of the existing technologies and new technologies to create innovative products of even higher capabilities with improved power levels and cost-benefit ratios, while retaining flexibility to adapt its products in response to customer needs.

i.	The skills and competencies of the Company’s workforce.

1.3.19.5	It should be noted, that according to the Company’s business plans as of the date of this Periodic Report, the Company plans to work toward achieving an annual production and sale volume of hundreds of Kinetic Storage Systems by the end of 2025.

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1.3.19.6	According to the Company’s estimates, the negative factors that might impact its competitive positioning are:

a.	A young company operating in a business requiring large investments and fundraising from time to time.

b.	In the first years of its products going on sale, the Company is not expected to benefit from economy of scale, which will be expressed in less-than-optimal operational efficiency.

c.	High initial price of the Company’s systems compared with the prices of competing systems (the Company plans to sell its systems at a higher price than competing lithium-ion battery-based systems in view of the sizable savings for the Company’s systems from the TCO standpoint - see Section 1.3.3.5 above).

d.	Challenges in development, resiliency, reliability and performance of the Company’s products.

The aforementioned regarding competition and the Company’s ability to deal with the competition is forward-looking information as defined in the Securities Law and is based on information available to the Company as of the date of this Periodic Report. This information also includes estimates of the Company or its intentions as of the date of this Periodic Report, among other things, based on the knowledge accumulated by the Company on this subject and various estimates in relation to the state of the markets in which the Company operates which depend on many external factors that are not under the control of the Company and therefore there is no certainty that the above will indeed materialize and the actual results may differ substantially from the estimated or implied results from this information, among other things, in the event of a drop in demand in the product’s market, an economic slowdown, changes in currency rates or production costs, the Company’s needs for raising funds, obtaining required regulatory approvals and/or other factors which are not under the control of the Company and/or the realization of any of the risk factors mentioned in Section 1.3.36 below. In light of the above, the Company’s estimates on the basis of which the aforementioned information was presented may not materialize in whole or in part or materialize in a fundamentally different manner.

1.3.20	Manufacturing capacity

The Company has entered into agreements with other manufacturers and subcontractors for the production of the System’s various components to extend its network of suppliers in order to prepare itself for large-scale serial production and to lower the cost of the system.

Additionally, the Company is looking into outsourcing of the flywheel production and assembly processes (which up till now have been carried out in the Company) in order to enable future increase in production scales. Additionally, the Company has initiated cooperation with a company in India (see Section 1.3.17), with the intention to develop a supply chain channel that will reduce the production cost of the flywheels and also allow rapid upscaling of the production volumes.

1.3.21	Fixed assets, real estate and installations

1.3.21.1	Regarding the Company’s fixed assets, see Note 9 to the Company’s financial statements for December 31, 2022.

1.3.21.2	The Company leases space for offices, from an unrelated third party, for an operational site (used for development and initial production) and parking lots in the Northern Industrial Zone in Lod and pays monthly rent for them as set out in Note 11.B to the financial statements as of December 31, 2023. The leased space includes the Company’s offices, and research and development laboratories. The Lease Agreement is in effect until October 30, 2024, when the Company has an option to extend the lease period for a further 3 years. As collateral for the Company’s compliance with its obligations under the Lease Agreement, the Company provided a bank guarantee in favor of the lessor for an amount that is not material to the Company.

For more details, see Note 11B to the Company’s financial statements for December 31, 2023.

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1.3.22	Research and Development

The Company’s R&D work in 2023 was focused on manufacturing and improving of the ZOOZTER™-100 System and its unique components (including development of suppliers for these components), as well as continuing testing and development of the core technology – energy storage in flywheels.

In addition, the development efforts also dealt with improvement processes and advance tests of the flywheel and the various system components, both as insights from the production of these components at increasing pace and volume, and in favor of continued performance improvements. Down the road, these improvement processes are expected to require a repeat of some of the certification tests.

Additionally, a great deal of work has been done on developing the ZOOZTER™-100 system management software (as part of the process of system integration and testing), developing software for the expected interfaces with various chargers (as part of the various installations expected in the coming months in Europe and the United States), and the microgrid Energy Management System (EMS), ahead of its integration in the various sites at which the ZOOZTER™-100 system will be installed.

The development work in 2024 is expected to focus on the following:

a.	Continuation of the improvement processes of the ZOOZTER™-100 system through performance improvements in the system components and lessons learned and improvements from the experience that will be gained following installation of the systems at the customer sites and the pilots.

b.	New Product Introduction - assimilation of quality processes and configuration control processes, implementation of necessary improvements in view of insights from serial production of flywheels and systems, support for the process of outsourcing production to subcontractors / production partners, etc.

c.	Updating the system content and the content of the system and flywheel components to reduce production costs.

d.	As part of the preparations for mass production, simulations, tests and advanced trials are going to be conducted on the flywheel to test the design and production processes’ robustness, and to examine the effects of design and manufacturing tolerances on the product robustness, its safety and expected lifetime. Implementation of improvements based on the results of the simulations and trials.

e.	As stated above, part of the above improvement processes and the content updates, as well as replacing suppliers for various components in the system, will require repetition of tests and certification processes on advanced / improved configurations.

Continuation of development of the system software and EMS system and necessary improvements in view of insights from the systems operating at the customer sites.

f.	Evaluation of alternatives to advanced configurations of the flywheel and the system, in favor of implementation in a more advanced generation of the Company’s products.

As of the date of this Periodic Report, there is a lack of certainty in the success of introducing the products developed by the Company to the relevant market and/or in achieving the goals for which they were intended. In light of the above, the Company’s investments in the development of its existing and/or future products may all come to nothing. In addition, insofar as the Company fails to meet its goals, it is possible that the Company will be required to raise additional capital.

In addition, all the evaluations and estimates detailed above and below in this Periodic Report are forward-looking assessments, forecasts and estimates as defined in the Securities Law, based on the Company’s estimates regarding future developments and events whose date of occurrence, if any, is uncertain and is not under the Company’s control. These estimates may not be realized, in whole or in part, or may be realized in a different way than estimated, as a result of various factors, including failure to meet development goals and/or failure to meet marketing goals and/or failure to obtain the necessary financing and/or the realization of any of the risk factors detailed in Section 1.3.36 below.

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1.3.22.1	Grants from the Innovation Authority (Chief Scientist)

Over the years, the Company received various grants from different authorities:

Close to the date of the Company’s establishment, the Company received permission to operate in accordance with the CEO’s Directive No. 8.14 of the Office of the Chief Scientist at the Ministry of Industry and Trade (“the Chief Scientist”10) under the Technological Center for Renewable Energies of the Capital Nature Company operating as a Center for Renewable Energies. The budget approved for the Company by the Chief Scientist was for a total of NIS 2,500,000 for a performance period of up to 24 months where the State participation rate is 85% of the approved budget for the program, i.e. NIS 2,125,000 (the “Chief Scientist Grant”).

The full amount of the Chief Scientist Grant plus the participation of Capital Nature (the rate of participation of Capital Nature as supplementary funding is 15% of the full Chief Scientist’s grant, i.e., NIS 375,000), was transferred to the Company by Capital Nature as an investment in the Company, against a loan that Capital Nature received from the Innovation Authority (in the past and at the time of the Chief Scientist Loan).

By virtue of the program and receiving the Chief Scientist’s grant, the Company is subject to the conditions established with the approval of the Chief Scientist’s Office and the Company’s Letters of Commitment to the Law for the Encouragement of Research and Development, Development and Technological Innovation in Industry, 5744-1984 and the regulations pursuant to it, as well as to the rules, directives and circulars published by the Chief Scientist or the Office of Economy and Industry (respectively: “the Program”11 and “the R&D Law and the Rules of the Chief Scientist”). In the channel in which the Company joined the program (at the relevant date), the Company is not required to refund the aforementioned Chief Scientist’s Grant and is not subject to the obligation to pay royalties. The obligation to refund the Grant (plus interest) applies to Capital Nature, which in accordance with the guidelines is required to refund it, among other things, from sales of the Company’s shares in its possession (after receiving approval from the Innovation Authority, as required). In addition, special provisions apply to the Company regarding the rights and use of knowledge related to the support of the Innovation Authority, directly or indirectly, including limitations regarding the transfer of knowledge outside of Israel (including obtaining approval in advance and increased payment of the grant in the case of knowledge transfer) as well as various reporting obligations.

As part of the program, in April 2013, the Company received a grant from the Chief Scientist in the amount of NIS 425,000, which is 85% of the approved budget for the program in the amount of NIS 500,000, for an implementation period of up to 12 months. After that, the program was approved in full.

In addition, between 2015 and 2022, the Company received grants under four additional programs of the Chief Scientist to finance the Company’s research and development (“the Additional Programs”), as follows:

(a)	First program - on July 4, 2017, as part of Benefit Track No. 1 - the R&D Fund, a grant in the amount of NIS 948,871, which constitutes 40% of the approved budget in the amount of NIS 2,372,177. As of the date of this Periodic Report, the aforementioned amount was transferred in full to the Company.

10 This Directive was replaced and applied by virtue of Benefit Track No. 14 of the Innovation Authority in the Ministry of Economy and Industry (formerly the Chief Scientist) (“Innovation Authority”).

11 https://innovationisrael.org.il/sites/default/files/%D7%9E%D7%A1%D7%9C%D7%95%D7%9C%20%D7%94%D7%98%D7%91%D7%94%2014_0.pdf

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(b)	Second program - on March 4, 2018, as part of Benefit Track No. 1 - the R&D Fund, in respect of a cooperation project between Israel and Austria, this program was approved. The Company was approved for a grant in the amount of NIS 162,468, which is 30% of the approved budget of NIS 541,560.

(c)	Third program - on August 1, 2021, as part of Benefit Track No. 36 A - R&D - R&D in the manufacturing industry, a program was approved for a system development project for the automatic assembly of a rotor to a flywheel. The Company was approved for a grant in the amount of NIS 909,045, which is 50% of the approved project budget.

(d)	Fourth program - on April 4, 2022, as part of Benefit Track No. 2, a program was approved to install and run a pilot for an ultra-fast charging infrastructure for electric vehicles, which is carried out in cooperation with Afcon. The Company received an approval for a grant amounting to NIS 1,348,264, which constitute 40% of the approved pilot’s budget. For more details about the pilot in collaboration with Afcon which is supported within the aforementioned program, see Section 1.3.16 above. The Company completed all the tasks and the pilot was successfully completed at the end of 2023.

As part of the programs, the Company is obligated to pay royalties at a basic rate of 3% of all the Company’s income, which originates from products or services whose development is supported by the Chief Scientist as part of the additional programs, until the refund of the full amount of the Chief Scientist’s grants, linked to the US dollar and bearing annual interest (LIBOR).

For example, in cases of the transferring of knowledge abroad, the refund can reach up to a maximum of six times the amount of the Authority’s support with the addition of interest, or in cases of the transferring of production outside of Israel, the refund can reach up to a maximum of three times the amount of the Authority’s support with the addition of interest.

In respect of the grants given to the Company by the Innovation Authority, it was determined that the Company and the Controlling Shareholder or Stakeholder Party (as defined in the Securities Law), as the case may be, must report any: (1) change in control of the Company; (2) change in the holding of the means of control in the Company which makes a person who is not an Israeli citizen or a resident of Israel or a corporation incorporated in Israel, a direct Stakeholder in the Company; with the aforementioned Report, the Stakeholder will sign a Letter of Undertaking in the wording found in the Office of the Innovation Authority of the Ministry of Economy and Industry.

As of the date of this Periodic Report, the Company has made a provision for royalties to the Innovation Authority in the financial statements. For further details regarding the accounting policy in connection with government grants, see Notes 2G and 11A to the Company’s financial statements for 2022. For more details about legislative limitations, see Section 1.3.4 in this Chapter.

1.3.22.2	Grant as part of the International Marketing Gateway Program of the Ministry of Economy and Industry (“Shelev Program”)

On September 24, 2019, the Committee of the Ministry of Economy and Industry in the framework of the Shelev Program 5.12, approved the Company’s request for a grant regarding the program for the German and UK markets, in the amount of NIS 186,500, which is 50% of the total approved budget in the amount of NIS 373,000, and this for a period of 24 months from the date confirmation of the said grant. The purpose of the program is to help companies that are at the beginning of the international marketing process, and it can be realized against various expenses involved in international marketing as mentioned, including: establishing a set up of marketing and advertising, flights, etc. As of this date, the Company has utilized the full budget and finished this program.

As part of this program, insofar as the volume of exports in the target market increases by NIS 1,000,000 in relation to the base year, that is, in relation to 2019, the Company will be required to pay royalties until the repayment in full of the financing received for that target market as mentioned above, linked to the Consumer Price Index. The payment of royalties will be made every year, at a rate of 3%, starting from the year in which the Company is not entitled to reimbursement of expenses under the program and for a period of up to 5 years.

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1.3.22.3	Grant from the Ministry of National Infrastructures, Energy and Water (“Ministry of Energy”)

On December 21, 2016, a Support and Investment Agreement for the pilot and demonstration facilities project was signed between the Company and the Israeli Government and the Ministry of Energy. As part of it, an application was submitted for financing a joint project between Israel and Cyprus under the Solar ERA NET European Program. A grant was approved in the amount of NIS 649,545, which is 50% of the total approved budget for a performance period of up to 24 months.

As a condition for receiving the proceeds, special provisions apply to the Company regarding the rights and use of knowledge related to the program, directly or indirectly, as well as various reporting obligations. In addition, according to the terms of the tender, the Ministry of Energy will be entitled to receive royalties at a rate of 5% of all income arising from the commercialization of the knowledge products and intellectual property of the program, up to an aggregate amount equal to the proceeds, linked to the Consumer Price Index and with the addition of the Accountant General’s interest.

It is also established within the program that for five years from the date of the end of the program, any transfer of ownership of the knowledge products (defined as an idea, finding, conclusion, result, method and information that are not in the public domain, which are a result of the program) (“the Knowledge Product”), will only be done with approval. In addition, the State was granted, for no consideration, a non-exclusive, irrevocable and non-transferable license to use the knowledge product, directly or through another entity, for national needs.

In addition, the Company undertook to notify the Ministry of Energy of any additional source of financing or investment that will be offered to it, while the Ministry of Energy reserves the right not to approve the additional source of financing as aforesaid or to enter into negotiations with the potential investor, including in a manner that will result in the replacement of the Ministry of Energy’s investment with financing through the investor, under conditions to be determined by the Ministry of Energy. The Company undertook not to receive any additional funding, except after approval by the Ministry of Energy. In addition, additional amounts received by the program from government units during the period of its implementation, will be deducted from the proceeds.

In January 2021, the Company received approval from the Ministry of Energy that in any case where there is a change in the control structure of the Company, in such a way that a new or additional “Controlling Shareholder” is created in the Company (“controlling” - as defined in the Securities Law), the new Controlling Shareholder will be required to sign an appendix confirming that he is aware of the terms of the Investment Agreement between the State and the Company, the main term of which is the obligation to notify the Ministry of Energy of additional sources of funding for the Company, the Ministry of Energy’s investment in the project and its conditions, intellectual property rights, including the transfer of ownership of the knowledge product of the project or registration in the name of a third party other than the Company shall be done with the prior written approval of the Ministry of Energy.

1.3.22.4	Receipt of funding from the BIRD Foundation

In November 2019, the Company, together with Blink, submitted an application to the BIRD Foundation12 (Israel-United States Binational Industrial Research and Development Foundation) (“BIRD”) for its participation in financing the development of an energy storage system to increase EV charging (in this section: “the Application”, “the Grant” and - “the Project” respectively). On April 1, 2020, the Company entered into a Tripartite Agreement for Cooperation and Project Financing with the BIRD Foundation and Blink, for the development of an energy storage system to increase EV charging (“Bird Foundation Agreement”), for a period of two years, which was subsequently extended for a period of another year until March 2023. Recently, another extension was approved until the end of September 2023.

According to the Bird Foundation Agreement, the BIRD Foundation undertook to bear 50% of the project implementation expenses, up to a total amount of expenses of US$ 900,000 (“Bird Foundation Funding”), in accordance with the budget attached to the Bird Foundation Agreement and various milestones established in the agreement.

12 The BIRD Foundation is a bi-national foundation for research and industrial development between Israel and the USA, which encourages collaborations between Israeli and US companies from the various fields of technology and assists free of charge in locating strategic partners from both countries, for joint product development projects. The BIRD Foundation works in full cooperation with the Office of the Chief Scientist of the Ministry of Economy and Industry in Israel and with the National Institute of Standards and Technology of the USA.

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According to the provisions of the Bird Foundation Agreement, the Company and Blink are obligated to pay royalties (according to the share of funding from the Bird Foundation of each one ), through the provision of royalties at a rate of 5% of the sales of the American configuration of the ZOOZTER™-100 system (the “Royalties”), until full repayment of Bird Fund funding or beyond, as detailed below:

A.	Insofar as the Bird Foundation financing will be repaid by April 1, 2024, the Company and Blink will not be required to bear any additional payment;

B.	Insofar as the Bird financing is repaid after April 1, 2024 and until April 1, 2025, the amount of repayment to the Bird Foundation will be equal to 113% of the Bird financing;

C.	Insofar as the Bird financing is repaid after April 1, 2025 and until April 1, 2026, the repayment amount to the Bird Foundation will be equal to 125% of the Bird financing;

D.	Insofar as the Bird financing is repaid after April 1, 2026 and until April 1, 2027, the amount of repayment to the Bird Foundation will be equal to 138% of the Bird financing;

E.	Insofar as the Bird financing is repaid after April 1, 2027, the repayment amount to the Bird Foundation will be equal to 150% of the Bird financing;

In addition, in the event that a license agreement is signed between the Company and Blink and any third party, the Bird Foundation will be entitled to receive 30% of all payments received under the aforementioned license agreement, where any portion that will be transferred to the Bird Foundation as stated will be considered part of the Bird financing repayment.

The Israeli Government and the US Government have received a license, which is non-exclusive and irrevocable, to use the technology that is the subject of the project for government purposes.

The Bird Foundation Agreement further states that the Company will not be allowed to sell or transfer all or part of the intellectual property rights and/or the Company’s technology in the developments carried out as part of the project, to any third party, before the full payment of the Bird funding, without the prior written consent of the Bird Foundation.

In addition, the Bird Agreement states that any event of a change of control in the Company or Blink, or a case of a merger of any of them, will create a rebuttable presumption that such change of control or merger will lead to the cancellation of the Bird Foundation Agreement and the immediate repayment of the funding received from the Bird Foundation.

As of the date of this Periodic Report, the Company has in fact received a sum equal to approximately US$ 394,000 from Bird financing, while it remains to receive an additional sum of approximately US$ 56,000, which it will receive depending on the progress of the project.

The Company and Blink are working to establish a joint pilot site, as part of a joint activity within the project supported by BIRD. The site is expected to be located in Fort Lauderdale, Florida. For more details, see Section 1.3.16 above.

In addition, in December 2022 the Companies signed a Distribution Agreement - see Section 1.3.30.2.

1.3.22.5	Receipt of financing from the New York State Electric Power Company (NYPA)

As part of the Company’s engagement with the Electric Company of the State of New York (NYPA) in a cooperation agreement for the construction and demonstration project of an ultra-fast charging station on the Company’s Power Booster, NYPA made a commitment to funding of up to US$ 970,000 in a number of payments depending on milestones, for more details see Section 1.3.16. As of the date of this Periodic Report, the Company received in practice about USD 520 thousands.

Below is a Summary Table of Grants received by the Company in the period from 2017 until the date of this Periodic Report13:

13 Not including grants received by the Company from Capital Nature as stated in Section 1.3.22.1 above.

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Name of the Project	Grants received until 2017 (NIS thousands)	Grants received in 2018 (NIS thousands)	Grants received in 2019 (NIS thousands)	Grant received in 2020 (NIS thousands)	Grant received in 2021 (NIS thousands)	Grant received in 2022 (NIS thousands)	Grant received in 2023 (NIS thousands)	Total of grants received as of the date of this Periodic Report (including interest) (in NIS thousands)*	Conditions for the repayment of the grants, including timetables for their repayment	Special conditions established in connection with the grants and/or the terms of their repayment
									Royalties at a rate of 5% in respect of the revenues arising from the commercialization of knowledge products up to an aggregate amount equal to the consideration.	●	Reporting Obligations.
										●	Knowledge usage rights for the State of Israel.
Pilot Project Cyprus	427	223	-		-	-	-	650		●	5 years from the end of the program, any transfer of ownership of the knowledge products requires the approval of the Ministry.
										●	Royalties at a rate of 5% in respect of the revenues arising from the commercialization of knowledge products up to an aggregate amount equal to the consideration.
										●	Additional funding is subject to the approval of the Ministry.
									3% of all Company revenues up to the grant ceiling	●	Reporting Obligations.
										●	Must pay royalties at the rate of 3% of all Company revenues.
Scientist Project Austria - Israel	-	162	-		-	-	-	162		●	Limitations on the transfer of knowledge and production for which increased royalties will be paid up to 6 times the amount of support.
										●	The transfer of knowledge and/or production outside of Israel requires the approval of the Authority.

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Name of the Project	Grants received until 2017 (NIS thousands)	Grants received in 2018 (NIS thousands)	Grants received in 2019 (NIS thousands)	Grant received in 2020 (NIS thousands)	Grant received in 2021 (NIS thousands)	Grant received in 2022 (NIS thousands)	Grant received in 2023 (NIS thousands)	Total of grants received as of the date of this Periodic Report (including interest) (in NIS thousands)*	Conditions for the repayment of the grants, including timetables for their repayment	Special conditions established in connection with the grants and/or the terms of their repayment
									3% of all Company revenues up to the grant ceiling	●	Reporting restrictions.
										●	Must pay royalties at the rate of 3% of all Company revenues.
Scientist Project Italy - Israel	-	462	468	18	-	-	-	948		●	Limitations on the transfer of knowledge and production for which increased royalties will be paid up to 6 times the amount of support.
										●	The transfer of knowledge and/or production outside of Israel requires the approval of the Authority.
									Payment of royalties at a rate of 5% up to a ceiling at an increasing rate depending on the repayment date	●	In the event of a license of the parties with a third party, Bird is entitled to 30% royalties for the payment of the grant.
BIRD	-	-	-	315	542	216	280	1,353		●	Limitations on the transfer of knowledge without the Foundation’s prior written consent.
										●	The Israeli government and the US government received a license to use the technology for government purposes.

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Name of the Project	Grants received until 2017 (NIS thousands)	Grants received in 2018 (NIS thousands)	Grants received in 2019 (NIS thousands)	Grant received in 2020 (NIS thousands)	Grant received in 2021 (NIS thousands)	Grant received in 2022 (NIS thousands)	Grant received in 2023 (NIS thousands)	Total of grants received as of the date of this Periodic Report (including interest) (in NIS thousands)*	Conditions for the repayment of the grants, including timetables for their repayment	Special conditions established in connection with the grants and/or the terms of their repayment
“Shelev”	-	-	-	186.5	-	-	-	186.5	Payment, at a rate of 3% until full refund, starting from the year in which the Company is not entitled to reimbursement of expenses under the program and for a period of up to 5 years	●	As the volume of exports increases by NIS 1 million compared to the base year, the Company must pay royalties at a rate of 3%.
										●	Reporting Obligations .
									3% of all Company revenues up to the grant ceiling	●	Reporting Obligations.
										●	Must pay royalties at the rate of 3% of all Company revenues.
Production Development Project (Innovation Authority)	-	-	-	-	320	-	-	320		●	Limitations on the transfer of knowledge and production for which increased royalties will be paid up to 6 times the amount of support.
										●	The transfer of knowledge and/or production outside of Israel requires the approval of the Authority.

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Name of the Project	Grants received until 2017 (NIS thousands)	Grants received in 2018 (NIS thousands)	Grants received in 2019 (NIS thousands)	Grant received in 2020 (NIS thousands)	Grant received in 2021 (NIS thousands)	Grant received in 2022 (NIS thousands)	Grant received in 2023 (NIS thousands)	Total of grants received as of the date of this Periodic Report (including interest) (in NIS thousands)*	Conditions for the repayment of the grants, including timetables for their repayment	Special conditions established in connection with the grants and/or the terms of their repayment
									3% of all Company revenues up to the grant ceiling	●	Reporting Obligations.
										●	Must pay royalties at the rate of 3% of all Company revenues.
Project to install and run a pilot for an ultra-fast charging infrastructure for an electric vehicle in collaboration with Afcon	-	-	-	-	-	-	1,213	1,213		●	Limitations on the transfer of knowledge and production for which increased royalties will be paid up to 6 times the amount of support.
										●	The transfer of knowledge and/or production outside of Israel requires the approval of the Authority.
									2%-1.5% of the revenues of the company in the US up to an aggregate amount equal to the consideration	●	Reporting Obligations.
NYPA	-	-	-	-	-	-	1833	1833		●	Must pay royalties at the rate of 1.5%-2% of all Company revenue in the US up to a full coverage of the participation fees.

The total grants received by the Innovation Authority and the other entities until December 31, 2023 is about NIS 6.5 million. In 2023, the Company paid NIS 84 thousands royalties to Tmura Fund.

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1.3.22.6	Investments in Research and Development

As of the date of this Periodic Report, the Company finances its research and development investments from the raising of equity and development grants as detailed above.

1.3.22.7	Intangible Assets

The Company sees value in protecting its intellectual property, which includes, among other things, patents, know-how and trade secrets. Assembling the Company’s storage systems and the parts that make them up require special knowledge and precision, which is very difficult to copy, which gives the Company an advantage.

Taking the aforesaid into account, in relation to the flywheels, there are a large number of registered patents in the market, which makes it difficult to obtain a patent in relation to the flywheels due to the requirement for inventive progress in contrast with existing patents.

Below is a breakdown of the company’s registered patents as of the date of this periodic report:

The Company has 28 patents registered in different countries of the world as well as 1 additional application in registration processes.

The patents are divided into 3 families:

The first, MAGNETICALLY COUPLED FLYWHEEL, which is described as follows:

“A stabilization system for a rotating load, such as a flywheel, includes a mechanical bearing to continuously support a shaft of the rotating load so as to hold the shaft at a substantially fixed axis of rotation. A magnetic stabilization assembly includes a plurality of electromagnets arranged around the shaft. Control circuitry for controls a resultant magnetic field generated by the electromagnets such that the magnetic field acts on a ferromagnetic element of the shaft to reduce imbalance forces acting on the shaft”.

Below is a description of the Company’s first patent family:

No.	Geography	Number	Expiration date	Patent title
1	USA	US9667117B2	2033-10-12 (adjusted)	MAGNETICALLY COUPLED FLYWHEEL
2	Spain	ES2901007T3	2033-07-24	MAGNETICALLY COUPLED FLYWHEEL
3	Canada	CA2879158C	2033-07-24	MAGNETICALLY COUPLED FLYWHEEL
4	Israel	IL237001A	2033-07-24	MAGNETICALLY COUPLED FLYWHEEL

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No.	Geography	Number	Expiration date	Patent title
5	India	IN2015DN01150A	2033-07-24	MAGNETICALLY COUPLED FLYWHEEL
6	Israel (continuation)	IL255779B	2033-07-24	MAGNETICALLY COUPLED FLYWHEEL
7	Austria	E1442725	2033-07-24	MAGNETICALLY COUPLED FLYWHEEL
8	Germany	60 2013 079 851.6	2033-07-24	MAGNETICALLY COUPLED FLYWHEEL
9	France	3267564	2033-07-24	MAGNETICALLY COUPLED FLYWHEEL
10	Italy	502021000099299	2033-07-24	MAGNETICALLY COUPLED FLYWHEEL
11	England	3267564	2033-07-24	MAGNETICALLY COUPLED FLYWHEEL
12	Holland	3267564	2033-07-24	MAGNETICALLY COUPLED FLYWHEEL
13	US (continuation)	US20210143705A1		MAGNETICALLY COUPLED FLYWHEEL
14	France	13825526.0	2033-07-24	MAGNETICALLY COUPLED FLYWHEEL
15	England	13825526.0	2033-07-24	MAGNETICALLY COUPLED FLYWHEEL
16	Germany	13825526.0	2033-07-24	MAGNETICALLY COUPLED FLYWHEEL

The second, System and Method for a Station Providing grid Support, is described in the following manner:

A station constituted of: a control circuit; a bidirectional interface coupling to an AC grid; one of a load and an arrangement for coupling to a load, the load presenting a time varying electrical energy consumption to the station; and a plurality of flywheel based electrical storage units coupled to the bidirectional interface, wherein the control circuit is arranged to: in the event that the power drawn by the station is less than a first threshold value, and the plurality of flywheel based electrical storage units are not fully charged, charge at least one of the plurality of flywheel based electrical storage units; and in the event that the power drawn by the station is greater than a second threshold value, and the plurality of flywheel based electrical storage units are not fully discharged, provide electrical energy from at least one of the plurality of flywheel based electrical storage units.”

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Below is a description of the Company’s second patent family:

No.	Geography	Number	Expiration date	Patent title
17	US	US11034255B2	2038-03-16 (adjusted)	System and method for a station providing grid support
18	China	CN110167787B	2037-10-25	System and method for a station providing grid support
19	Canada	CA3079939A1	--	System and method for a station providing grid support
20	Israel	IL266291B	2037-10-25	System and method for a station providing grid support
21	US (continuation)	US11400826B2	2037-10-25	System and method for a station providing grid support
22	US (continuation)	US11,691,528 B2	2037-10-25	System and method for plug-in vehicle to plug-in vehicle charging
23	Germany	602017013383-3	2037-10-25	System and method for a station providing grid support
24	France	3532337	2037-10-25	System and method for a station providing grid support
25	England	3532337	2037-10-25	System and method for a station providing grid support
26	Singapore	11201906047Y	2037-10-25	System and method for a station providing grid support
27	India	201927021357 Patent No.502075	2037-10-24	System and method for a station providing grid support

The third, Flywheel assembly, is described in the following manner:

A flywheel assembly constituted of: a plurality of stacked plates, a first end plate of the plurality of plates defining a first end of a rotor and a second end plate of the plurality of plates defining a second end of the rotor; and a pair of shafts, each extending from a respective one of the first end and the second end of the rotor along a rotational axis of the rotor, wherein a perimeter of each of the first and second end plates exhibits a respective plurality of teeth.

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Below is a description of the Company’s third patent family:

No.	Geography	Number	Expiration date	Patent title
28	Israel	IL289441A	2041-12-27	Flywheel Assembly

(**)	It should be emphasized that the Company’s chances of receiving approval for the above-mentioned applications for patent registration, as well as any other applications for patents, are forward-looking information, as defined in the Securities Law, which includes estimates and intentions of the Company based on information available to the Company as of the date of this Periodic Report and its past experience. Forward-looking information is uncertain and may not materialize, in whole or in part, or may materialize in a materially different manner from the Company’s estimates, among other things, due to being dependent on external factors that are beyond the Company’s control, such as the view of external examiners and the Company’s risk factors described in Section 1.3.36 below, there is no certainty that the applications for registration will end in the registration of a patent or that there will be no attempts on behalf of third parties to attack the Company’s patents, trademarks and/or samples that have been registered, which could lead to the Company’s competitors producing products identical to the Company’s products in a way that would harm the Company’s ability to compete in the market in which it operates.

1.3.22.8	Intellectual Property Assignment Obligations:

As part of the Founders’ Agreement, the Founders, as well as the Company’s employees in their Employment Agreement, declared and committed that they, the Company’s managers and employees and any other party involved in the Company’s product and/or intellectual property or any product that will be developed as a derivative of the above, will assign, deliver and transfer to the Company, exclusively and without consideration and/or conditions, all the following rights, ownership and interest: (a) in any product developed by the Company at that time and its derivatives, knowledge and/or intellectual property; (b) any proprietary or other right concerning or related, whether directly or indirectly to the said product, knowledge and/or intellectual property, whether registered or not; (c) any other right related to the said, including the right to continue developing the product and/or develop other products that are a derivative of the Company’s products, the knowledge and/or the intellectual property and/or the exploitation of said rights and/or the commercialization of the aforesaid.

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1.3.23	Human Capital

1.3.23.1	The Company’s Organizational Structure Chart

1.3.23.2	The Workforce and Service Providers in the Company

As of the date of this Periodic Report, the Company employs full-time employees and also receives services from various service providers as detailed in the table below.

The workforce and service providers in the Company as of December 31 of the years 2022 and 2023 is as follows:

	December 31, 2023	December 31, 2022
Management and Head Office	5	6
Research and Development	20	17
Business Development, Marketing, Sales	7	8
Operation, Production and Customer Service	18	16
Total	50	47

For changes in workforce as of March 31, 2024 compared with December 31, 2023, see Section 1.3.23.3 below.

1.3.23.3	Material changes that occurred in the workforce during the reporting period in light of the uncertainty related to the current Swords of Iron War in Israel, as well as the length and scope of this conflict, the Company has made adjustment to its human capital and adopted other measures for reducing expenses. These adjustments were designed to enable the Company to continue focusing on its immediate business targets, while constantly evaluating the lasting impact of the conflict on its business targets in the medium-term and long-term. As part of the changes, the Company reduced the Company’s Management – the VP Operations and the HR Manager have ended their work in the Company. Additionally, the Company reduced its workforce with a broad-based reduction in the departments of the Company, about 6 employees ended their work and 7 additional employees were placed on an unpaid leave. This reduction in the workforce still allows the Company to focus its activity on its business targets in the short-term and medium-term. The Company will continue to evaluate additional adjustments to the workforce according to the development of the security and geo-political situation, and according to the Company’s needs, of course.

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1.3.23.4	Engagements with employees and the nature of employment agreements

The Company considers its human capital an important resource and invests a lot of resources in recruiting and retaining quality personnel with experience and knowledge in its field of activity. All the Company’s employees, including the Senior Management, are employed in personal employment contracts, which define the terms of their employment, including the monthly salary, social conditions and related conditions. Some of the Company’s employees were granted exercisable options for the Company’s shares as part of the Company’s current Options Program.

1.3.23.5	Employee Training

The Company periodically carries out various training and education programs for employees, including: the market in which the Company operates, technological developments in the field of the Company’s activities and its products in particular, information security, legal issues related to the Company being a public company, safety at work, etc.

1.3.23.6	Option Plan for Employees

As of the date of this Periodic Report, the Company has an employee option plan that was adopted in 2015 and revised near the date of completion of the public offering. For more details about the Options Plan, see Chapter 3 of the Prospectus.

The Company has adopted a Remuneration Policy for Office Holders as detailed in Chapter 8 of the Company’s Prospectus.

In November 2021 the Company has allocated an Options pool of 1,800,000 options in total. In addition, on July 14, 2023 the Company published an employee option outline of up to 2,500,000 additional options, and in total (including the allocation of November 2021) an Options’ pool of up to 4,300,000 Options were allocated, which after the recapitalization carried out on March 25, 2024 totals in up to 375,965 options, exercisable to 375,965 ordinary shares of NIS 0.00286 par value each, of the Company, for employees of the Company in accordance with the quantity of options in the existing Options pool.

Out of the 375,965 options included in the Options pool, as of the date of this report, 309,515 options were transferred to 38 employees (of whom 6 are Company’s officers that are not the CEO or a director), according to the private material offer terms from July 14, 2022, such that after current transfer of options, 66,450 options remained in the option pool.

For further details about the outline, see immediate report from July 14, 2022 (Reference No.: 202201-089824), brought by way of reference.

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1.3.23.7	For details about terms of office and employment of office holders in the Company, see Chapter D of this Periodic Report.

1.3.24	Raw materials and suppliers

The configuration of the flywheels in the ZOOZTER™-100 system uses raw materials (steel) which can be obtained from several suppliers. Nowadays the Company is working with two leading (European) suppliers and is looking into enlarging the pool of suppliers for the raw material in order to improve competitiveness and to accelerate the production growth rate.

For the ZOOZTER™-100 system components, the Company has engaged several suppliers who have developed the dedicated components for the system. These suppliers are not sole suppliers in the field. And according to the Company’s belief, changing the suppliers will not incur significant additional costs and therefore the Company is not dependent on them.

For the production of the flywheel, the Company is evaluating cooperation with a local manufacturer for outsourcing and to accelerate the flywheel production volume. The Company began the process of knowledge transfer to the subcontractor. This process is expected to continue in 2024.

In addition, in November 2022, the Company signed an MOU with a substantial Indian partner - the ANAND Group - to cooperate on setting up low-cost production and supply chain infrastructure in India. This is done as part of the Company’s efforts to reduce production costs and increase manufacturing capacity. For further details, please see Section 1.3.17 below.

In addition, there are other suppliers that might be sole suppliers (especially during the first years of production) of various system components, such as the driver (power electronics) of the flywheel motor, the AC-to-DC inverter, the System computer, etc. A change of suppliers might therefore incur additional costs and cause delays in the manufacturing processes. At the same time, the Company expects that it will be possible to find substitutes for these suppliers and therefore it is not dependent on them.

1.3.25	Working Capital

Below is the Company’s working capital for December 31, 2022 and 2023 (in NIS thousands):

	December 31, 2023	December 31, 2022
Current assets	37,784	81,226
Current liabilities	11,506	7,991
Surplus of current assets over current liabilities	26,278	73,235

1.3.26	Financing

Since its founding, the Company has financed its activities mainly from raising equity, shareholders’ equity, grants, including State grants.

For more details about the financing of the Company’s activities, see Note 11D to the Company’s financial statements for December 31, 2023.

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1.3.27	Taxation

For details about the taxation aspects concerning the Company’s activities, see Note 13 to the Company’s financial statements for December 31, 2023.

1.3.28	Environmental risks and methods of their management

As of the date of this Periodic Report, the Company is not aware of any environmental risks related to its activities that may impose significant costs on the Company in the foreseeable future. At the same time, it is possible that in the future the Company will be required to comply with standards and/or regulatory directives concerning the protection of the environment.

1.3.29	Limitations and supervision of the Company’s activities

1.3.29.1	The Company develops its products in two configurations - one is suited to the European standard (which is mostly adopted as the Israeli Standard) and another is suited to the American standard. For this purpose the Company uses an external consultant with extensive experience in standards and safety.

1.3.29.2	The Company’s Kinetic Storage Systems and their components undergo a certification process in accordance with the European standards, which are tested by the DEKRA SE (“DEKRA”) - a private company established in Germany and a leader in vehicle control in Europe. DEKRA has a permit to supervise and apply the law and to provide public services. Charging systems are required, inter alia, to comply with an electricity safety standard and with a standard for interface between the electric vehicle and the Charge or Discharge Station. As of the date of this Periodic Report, the Company has completed the required tests for CE certification, which concern the mechanical and electrical safety of the ZOOZTER™-100 system in its European configuration. For further details, please see the immediate report dated December 6, 2022 (Reference No.: 2022,01,147577), brought by way of reference.

1.3.29.3	The system configuration which is adapted to the American standards gets tested according to the UL standards through cooperation with DEKRA and QPS Evaluation Services Inc. (“QPS”), which is a supplier authorized to perform testing and certification according to the UL standard. QPS operates from offices in Canada, the United States, Europe and Korea. The Company will use the services of the QPS engineers in Europe and in the United States to ensure the product’s compliance with the standards required in the United States (when testing the product on the Company’s premises). After the Systems are shipped and installed in the United States, a Site Inspection process will be conducted, in which the QPS engineer will examine the various reports and the actual installation. At the end of this process, the engineer will provide his approval for each specific system on its own. As of the date of this Periodic Report, the Company has completed the certification processes according to the American standards of the ZOOZTER™-100 system after successfully passing the last tests carried out by an external tester (field evaluation). For further details, please see the immediate report dated August 20, 2023 (reference No. 2023-01-077290).

1.3.29.4	As part of the certification process for the flywheel (V8) and the Kinetic Storage System ZOOZTER™-100 for American Safety Standard UL9540, a Burst Test has been completed successfully, and with that the certification process for the flywheel (V8) has been completed. For further details, please see the immediate report dated March 23, 2023 (reference No. 2022-01-033337), brought by way of reference.

1.3.29.5	The Company maintains quality control over the raw materials upon their entry and in addition at specific inspection points within the manufacturing process. Further points are after the System has been shipped to the customer and installed on site. As part of the preparation for mass production and outsourcing of production of the flywheels, the Company has begun a series of trials and examinations intended to examine the effect of the raw materials quality and the manufacturing processes on the product’s robustness, safety and longevity.

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1.3.29.6	The Company has a computerized monitoring system for numerous parameters in the System’s functionality. The system enables receipt of alarms, addressed to the appropriate entities, the moment a deviation is detected in the predefined parameters. The monitoring system contributes toward fault detection during the fault’s initial stages, before it develops into a malfunction requiring partial or full disablement and, occasionally, even the development of a safety risk.

1.3.29.7	As of the date of this periodic report, the Company is restricted by statutory and standard constraints under the R&D Law and the regulations and rules of the Israel Innovation Authority due to support the Company received from the Israel Innovation Authority as detailed in Section 1.3.22.3 above.

1.3.29.8	As a rule, companies which are recipients of support from the Israel Innovation Authority are required to pay royalties from their revenues. The percentages are specified in the R&D Law and in the resultant regulations. These payments continue until the total amount received from the Israel Innovation Authority has been repaid plus LIBOR interest and dollar indexing, or even more than that in certain cases (for example in case manufacture is transferred abroad). According to the R&D Law, manufacturing based on knowledge which is related to the support received from the Israel Innovation Authority is required to be done in Israel only, unless advance written permission to the contrary has been given by the Israel Innovation Authority. The transfer of manufacturing abroad, or the granting of manufacturing rights outside Israel require payments of increased royalties (up to three times the amount received from the Authority plus interest) and sometimes also an increased royalties percentage. In addition, the R&D Law stipulates limitations regarding the knowledge (in its broader sense) that has been developed with support from the Israel Innovation Authority or in connection with this support, and regarding any right related to the said knowledge. This includes a prohibition on the transfer, in any way shape or form, or sharing, of this knowledge with others (including affiliated parties), Israeli or non-Israeli, unless advance written permission has been given by the Israel Innovation Authority. The law authorizes the Israel Innovation Authority to approve only certain kinds of knowledge transfer (for example, through the sale of knowledge, but not regarding every case of license issuance), but even in this respect it is not possible to guarantee that such approval will be given. Furthermore, such knowledge transfer or any rights therein may be subject to the payment of certain amounts to the Israel Innovation Authority according to formulae and rules which have been set forth in the R&D Law or according to other directives and conditions. For example, transfer of knowledge abroad requires, in addition to obtaining prior permission, payment of up to six times the support received (plus interest) and in any case no less than the amount of support received (plus interest), minus the royalties that have already been paid to the Israel Innovation Authority. Anyone violating the R&D Law regarding knowledge transfer abroad or enabling such violation, is criminally liable and punishable by three years in prison. Additionally, in such a case the Authority may claim payment of moneys and penalties, including the amounts which would have been paid had the Company transferred the knowledge abroad after having obtained the Israel Innovation Authority’s permission to do so. Beyond that, transfer of knowledge related to the support from the Israel Innovation Authority or any other rights to it to another Israeli entity is also subject to an undertaking on the part of the knowledge recipient that it shall be subject to the R&D Law, including the limitations on the rights and on the use of this knowledge to others and to the duty to pay royalties. However permission from the Israel Innovation Authority is not required for exporting, marketing and sale of products developed based on knowledge related to the Israel Innovation Authority’s support. As part of the restrictions on the use of knowledge, there are directives and conditions, inter alia, also regarding liens on knowledge related to the Authority’s support and regarding placing it under trust, and the Israel Innovation Authority’s permission for this is also required. The R&D Law applies to companies that have received the Authority’s support including after payment of all the royalties to the Authority. Such a company shall cease to be subject to the R&D Law only after the knowledge related to the Israel Innovation Authority’s support is transferred in full to another entity with the Authority’s permission.

1.3.29.9	The Company’s activity is also subject to the laws of the State of Israel and of the countries in which it will be operating in future. Sale and marketing of the Company’s products is subject, inter alia, to the directives of the Business Licensing Law, 5728-1968 and to the Consumer Protection Law, 5741-1981. In dealings outside Israel the Company shall be subject to the laws of the foreign countries in which it will be operating.

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1.3.29.10	The Company’s activity in all matters concerning R&D might be subject to local and international intellectual property laws.

1.3.29.11	In addition, the Company’s systems are subject to standard certifications in the various countries in which they will be operating, and in addition they will be required to comply with the environmental directives, insofar as such will be relevant.

1.3.29.12	Changes to the regulation and standards applicable to the Systems the Company develops may incur additional costs to the Company as well as delays in completing their development.

1.3.30	Material Agreements

1.3.30.1	On February 18, 2021, the Company signed a binding memorandum of understanding (“the Memorandum of Understanding”) with ARKO Corp., and/or companies under its control (“Arko Group”), for the distribution of the Company’s Kinetic Storage Systems (in this Section - “the Systems”).

Distributor identity: ARKO Corp. is a public company whose shares are traded on the NASDAQ stock exchange and deals through its subsidiary GPM Investments, LLC in the field of convenience stores and gas stations in the USA, with a deployment of approximately 3,000 sites in 33 states in the USA, which include over 1,300 convenience stores and self-operated gas stations. Arko Group is the 6th largest operator of convenience stores and gas stations in the USA.

Arko Group has a significant positioning, deployment and resources in North America and hence its ability, in the Company’s estimation, to serve as a highly influential distributor that assists the Company in the sales processes in the US, starting from the market penetration phase and continuing in a fruitful collaboration while the Company grows and deploys its systems in North America.

The pilot: The Company and Arko are preparing to establish a pilot site at the Arko convenience store and gas station site in Rockhill, South Carolina (in this section: “the site”). In the Q4 2022, Arko signed an agreement with an American charging infrastructure provider, to carry out construction works for the pilot site. Furthermore, the setting up and operation of the system and the charging station in the gas station and convenience store were completed. The Site Acceptance test was successfully completed on September 7, 2023, and the pilot has started, and as of the date of this Report, in the Company’s estimation, the pilot started operating in October 2023.

The distributor’s rights after the pilot: within one year from the date of the pilot (unless the Memorandum of Understanding was terminated earlier by the Arko Group at its discretion), the Arko Group will have the option to decide whether to continue the engagement between the parties. With a positive decision by the Arko Group, the contract will be extended to additional sites of the Arko Group while ordering from the Company additional systems, and the Company will grant the Arko Group an exclusive right to distribute the systems in North America until the end of 2030 (subject to certain exceptions, including in cases in which Arko Group decides not to sell These systems or according to the Blink agreement), all pursuant to the terms of the distribution agreement to be agreed upon between the parties. In the event Arko group and the Company engage in such a distribution agreement, it was agreed that Arko will purchase several ZOOZTER™-100 systems in order to initiate the deployment and will initiate the required efforts to meet the sales targets agreed upon between the parties.

Right to sell to third parties: except for a period close to the end of the pilot, as well as the Company’s right to cooperate with Blink in accordance with the terms of the contract between them, the Company will be entitled to sell the systems to third parties other than through the Arko Group if the Arko Group chose not to make the sale through it, but in the aforementioned case the Arko Group will be entitled to certain remuneration up to an agreed ceiling and such sales will be considered as part of the acquisition goals of the Arko Group.

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The detailed agreement: When signing the Memorandum of Understanding, the parties expressed their intention to sign a full and detailed distribution agreement within 9 months from the signing of the aforesaid Memorandum of Understanding (and as long as it is not signed, the Memorandum of Understanding will remain in effect). It should be noted that the parties agreed to extend the deadline for signing a full and detailed agreement and to discuss it at the same time as the pilot period.

Distributor options (adjusted following the recapitalization carried out on 25.3.2024): As part of the strategic engagement between the parties, Arko Group was granted 26,230 options to purchase 26,230 of the Company’s ordinary shares of NIS 0.000286 par value each, exercisable at a price per share of 120% of the share price determined in the public offering. For more details about the options, See Section 3.7.2 in Chapter 3 of the Company’s Prospectus.

Options for canceling the Memorandum of Understanding: Until the end of the pilot, Arko Group is entitled to cancel the contract in the Memorandum of Understanding at any time and for any reason, with a 10-day notice to the Company. After the end of the pilot, and on the assumption that Arko Group has chosen to continue the contract and be the distributor of the Company in North America as stated, Arko Group will be entitled to cancel the contract at any time and for any reason, with a notice of 12 months in advance to the Company. In addition, each party will be entitled to cancel the contract in cases of breach or insolvency. The Company will be entitled to cancel the contract in the event of a change of control (including the sale of all or most of the Company’s shares and/or assets or the Company’s merger with or into another entity, when the Company is not the surviving entity, and the granting of an exclusive and worldwide license to all or most of the Company’s technology) , subject to the payment of contract cancellation fees to Arko Group as agreed upon in the detailed agreement.

Additional conditions: The Memorandum of Understanding also includes indemnification conditions, limitation of liability, regulatory approvals, ownership of intellectual property, confidentiality, best price (MFN), as well as other issues, as is customary in this type of engagement.

Update to the Memorandum of Understanding:

As mentioned above, during December 2022, Arko signed an agreement with an American charging infrastructure provider, to carry out construction works for the pilot site, at the Arko convenience store and gas station site in Rockhill, South Carolina. Following this, Arko and the Company signed an amendment to the Memorandum of Understanding in such a way that the pilot will be extended for a period of up to a year (from the date of commercial operation of the site), in order to allow a sufficient period for Arko’s examination process, also in accordance with the development trends of the American market, in order to continue to expand the cooperation, as part of a distribution agreement. Also, the Company intends that this site will be used for demonstrations to potential customers in the USA.

The aforementioned information regarding the Company’s significant penetration of the North American market, the potential of the North American market, for the successful completion of the pilot, for significant purchases of the systems by the Arko Group or by third parties, and more, is forward-looking information, as defined in the Securities Law, 5728-1968, for which there is no certainty that it will be realized, and whose realization depends, among other things, on external factors over which the Company has no influence or the Company’s ability to influence is limited, including failure to receive permits and licenses for the Company’s systems in North America or a delay in receiving them, a change in market conditions , a change in the policy of the relevant regulatory authorities, the effects of the Corona virus, and/or the realization of any of the risk factors listed in Section 1.3.36 below.

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1.3.30.2	On December 1, 2022, the Company entered into a non-exclusive distribution agreement with Blink to distribute the Company’s products (in this section – “the Agreement”). The agreement is a continuation of the cooperation between the parties, within the framework of a joint R&D project partially financed by the BIRD Foundation. As detailed in Section 1.3.22.4 above, the Company was updated by Blink that the required permits are yet to be received for establishing the pilot site. In light of this, Blink are examining alternatives for establishing the pilot in another site (in parallel to continuing the activity vis-à-vis the local authority in an attempt to advance the permit).

Distributor identity: Blink Charging Co. is a public company whose shares are traded on the NASDAQ stock exchange and is an owner and operator of electric vehicle (EV) charging equipment and services in the US and around the world.

The agreement is for marketing, distribution, sale and deployment of Model ZOOZTER™-100 Kinetic Storage Systems in the American configuration in the United States. The agreement appoints Blink to be the distributor of the Company’s products and grants it the right to purchase the System at a preferential price. The Parties have agreed that concurrent with the pilot, additional business models for cooperation will be evaluated, in order to generate sales and distribution of the System within the territory and will work on developing a roadmap and forecast for these sales. The agreement is for 5 years, unless if it is extended subject to written mutual consent for further periods of two years per extension.

For further details on the agreement, please see the immediate report dated December 4, 2022 (Reference No.: 2022-01-116724), brought by way of reference.

1.3.30.3	For details about engagements with potential customers regarding the demonstration of the Kinetic Storage System, see Section 1.3.16 above.

1.3.30.4	For details about the Company’s engagement in the merger agreement with the SPAC, see Section 1.1.1.1.6 above.

1.3.31	Cooperation Agreements

For details about the Company entering into cooperation agreements with the New York Power Authority (NYPA), Afcon, a world leader in car rental services, and EES GmbH see Section 1.3.16 above.

For details about the Company’s engagement and Blink with BIRD, see Section 1.3.22.4 above.

For details about the Company’s contract with Blink in the distribution agreement, see Section 1.3.30.2.

For details about the engagement with Dor Alon, see Section 1.3.16 above.

1.3.32	Legal Proceedings

The Company is not a party to material legal proceedings.

1.3.33	Business goals and strategy

As of the date of this Periodic Report, the Company intends to focus on the following goals and strategy:

The Company’s vision is for it to integrate and participate in the global vision of dealing with the climate crisis and, as part thereof - the auto market revolution as it transitions to electric transport.

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Flywheel-based energy storage technology, which the Company has developed, is the unique basis for its products. It provides them with an advantage in energy storage applications requiring an exceedingly demanding operational outline, consisting of a large number and high frequency of high-power charge-discharge cycles over the product’s lifetime. In such applications and outlines, the Company believes its products have a clear advantage over chemical battery-based solutions. The Company has therefore chosen to focus on the EV charging infrastructure market, with solutions based on the Company’s storage technology. which are intended to boost the electricity grid’s power in order to enable Fast Charging Infrastructure and Ultra-Fast Charging Infrastructure for electric vehicles, in locations where the electricity grid is power-limited.

The Company’s products - Power Booster systems, based on kinetic energy storage technology in flywheels - allows for an efficient, economical and “green” solution for deployment of the necessary infrastructure for fast charging of electric vehicles. Such infrastructure is significant in addressing the “range anxiety” issue as a main obstacle in the global transitioning trend toward electric vehicles.

The Company believes the market for energy storage as infrastructure for fast EV charging has huge potential. Therefore the focus in the coming years on this market both in terms of business activity and in terms of the development and operational infrastructures development, is bound to enable the Company rapid growth, brand-building and positioning as a key supplier for this market.

This focus will be expressed in several elements of the marketing strategy:

Geographic footprint - in the coming years the Company plans to focus its business activities on countries with widespread responsiveness and government support for the switch to electric vehicles and for accelerated deployment of the required infrastructure. The activity will, therefore, focus in the coming years on countries in central and western Europe and on the United States (particularly in states such as California and New York). Later on the activity will expand to the Far East and other countries. To the extent the Merger Transaction with the SPAC is completed, the Company will consider beinging forward its entry to the Chinese market, while using the business contacts of the SPAC founder in this market.

Products and the customer value proposition - as a technology company, the Company intends to focus its work on development of flywheel technology and on flywheel-based Power Boosting products. These products will form the baseline for additional products (such as microgrid management software, monitoring software etc.) and other services (maintenance and technical support services) and so forth. This being said, during the first penetration years (which are also the penetration years of the electric vehicle, and therefore part of the customers will still be in the process of learning the requirements and finding the most appropriate application for charging infrastructure for those vehicles), the Company will also offer its customers turnkey solutions in the form of Fast Charging and Ultra-Fast Charging Infrastructure. The turnkey projects are intended to enable the Company to accelerate penetration of its products into the market. It will help its customers acquaint themselves with the advantages of using the the Technology, reduce the risk (from the Customer’s perspective) involved in implementation of a solution based on new technology, and will develop collaborations with local suppliers in the target countries, who will be of help in setting up the charging sites the Company will be providing as a turnkey solution but will, later on, be able to become customers themselves and distribution channels in those countries.

Marketing and distribution channels - the Company will work in the target countries through consultants who will help kick off the marketing processes in these countries and will, later on, be of assistance in the sale processes and the setup of the customer support infrastructure in the country. In view of these focus areas, the Company will aspire to engage consultants that have the knowledge and circle of contacts relevant to the EV market and/or the infrastructure required for EV charging. In addition, the Company will work to create collaborations with EPC and CPO companies operating in the target countries in order to accelerate its products’ penetration into the market. The first collaborations are expected to be built over pilots and first installations of the Company’s products and/or complete turnkey solutions for customers, thereby paving the way for expanding the cooperation to additional sites in which those EPC / CPO companies encounter gaps between the customer requirements for Fast Charging / Ultra-Fast Charging and the existing electricity infrastructure at the site. Further to substantial penetration in a target country, the Company will consider establishing a local subsidiary or signing distribution agreements with local companies intended to enable customers in the target countries to work with a local entity that provides ongoing business and technical support (the Company will continue to provide professional/technological solutions in complicated cases where this will be necessary).

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Varied customers - the EV charging market is highly decentralized with broad customer variability and diversity. The Company’s work will focus on customers that operate a fast charge network for EV’s (CPO) in a high number of sites with suitable characteristics. At such sites there is a clear need for a storage system and for a vehicle throughput that will be supplying ever-increasing demand for fast charging services as the prevalence of electric vehicles increases. The Company will also be working with business owners (not single businesses, but rather customers such as convenience store chains, fast food restaurant chains, etc.) and vehicle fleet owners interested in setting up fast charging infrastructure at their sites and where the electricity infrastructure is power-limited. Following an initial penetration period, the Company will seek to work with these customers through a local partner such as an EPC / CPO. Despite lengthy marketing and sale processes. the Company believes that focusing on a relatively limited number of customers will yield a substantial sale volume through repeat orders as part of a multi-year plan for the deployment of a fast charging network.

Business models - in the coming years, the main business model the Company will employ is a model of selling Power Booster systems, which enable setting up fast charging infrastructure and Ultra-Fast Charging Infrastructure even in locations where the electricity grid is power-limited. Subject to the Company’s decisions, the business model might also include warranty and maintenance services for these systems. Some of the customers, especially during the first years (during which electric vehicles are still not highly-prevalent and therefore the demand for fast charging will also be low), the Company will consider financing alternatives, such as rent / lease, in order to make it easier for customers to acquire the Company’s systems and to secure the necessary foothold during the period in which the market and the customers will be taking shape. In addition, the Company will consider other business models, in which it will be providing its customers with complementary / additional solutions while ascending the value chain of the EV charging market. One such example - provision of a turnkey fast charging solution that also includes the charger, in addition to the storage system and even a solution which includes complete operation of the charging site. The Company intends to leverage its positioning as a storage solution provider to offer its customers solutions for managing a local grid (microgrid). As part of this development, the Company might also consider a profit-sharing business model, both as a model for cooperation with the customer and as part of a broader solution, which will be under the Company’s responsibility, while positioning the competitive advantage as a key component provider - i.e. the energy storage system - in favor of the Company’s development up the value chain in this market segment.

In view of the abovementioned goals and directions for development, the Company’s development efforts will be focusing on the following scope over the coming years:

1.	Design improvements and production cost cutting for the flywheels as part of an process of engineering and preparation for serial production in increasing volumes, which will include, among other things, trials and tests of the effect of raw material quality, manufacturing tolerances and improvements intended to lower the costs of the robustness and safety of the flywheel throughout the product lifetime. These improvement processes are expected to drive a move to adapt the design and manufacturing processes and might also include implementation of automation processes as part of the wheel manufacturing process. These changes and improvements might require repetition of certification processes for the flywheel.

2.	Completion of the development of the ZOOZTER™-100 system, as the first system to be serially produced and which will be based on the Company’s flywheel technology. As mentioned earlier, As of the date of this Periodic Report, the Company is in the process of manufacturing a first serial production of the product, it has completed the testing necessary for certification according to the European standards (for the current European configuration) and according to the American standards (for the American configuration). The system is expected to go into serial production and form the key building block for sales in the coming years. As a complex system-level product, the process of transitioning to serial production will involve an engineering effort of changing a system configuration and in implementing design improvements which are intended to improve the product’s performance and robustness over its lifetime and lower the manufacturing costs. This effort will be carried out concurrent with delivery of systems to customers, according to contracts that have been signed and which are expected to be signed subsequently. These changes and improvements might require repetition of certification processes while testing more advanced configurations of the product.

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3.	Continuation of development of the flywheel technology, while improving performance, trying to reduce costs and an advance technological development, which is expected to result in improvement of the performance-to-volume ratio (stored energy density) and further improvement of the storage efficiency. the development of the advanced configuration will be based on feedback and insights that will be collected from the systems installed in the Company’s customers’ sites based on the first sales and the pilots which were set up in 2023 and that will be set up in 2024, and based on evaluation of alternatives intended to find the optimal operating point in terms of cost/benefit (performance).

4.	Development of an advanced configuration of the storage system, based on an advanced flywheel configuration in such a manner that will provide a solution for the continually-increasing demand (as per the Company’s expectation) for larger storage volume, capable of delivering higher power ratings in more compact dimensions. The Company is evaluating market trends to characterize the future product through addressing the market needs in the coming years. The initiation of the product development will be based on this work and, as a follow-on to the progress in development of the advanced configuration of the flywheel, as the technological cornerstone of this system.

5.	Development of supporting products which will broaden the basket of products and services provided to the customers (CPOs) in the EV charging market - for example the microgrid management software (which enables ongoing monitoring, improvement of the efficiency of the operation of the grid through to a grid stabilization service), software, electrical and electronic components for improving the System’s efficiency and the ability to use it also as a reservoir to stabilize the grid, development of advanced configurations in accordance with market trends and and according to customer needs (for example, a hybrid configuration combining batteries, solar panels, etc.).

To support sales of the abovementioned products and services, the Company plans to establish an operational network, which will be capable of delivering hundreds of systems and which includes several main components:

1.	A serial production operation for the flywheels. This operation will be set up in the first phase as company-internal infrastructure and as the quantities grow, the Company intends to build a complementary manufacturing operation external to the Company, through outsourcing to partners and subcontractors.

2.	The Company will develop and operate a network of professional suppliers for the various system components. An effort will be made to train second source suppliers for most of the System components. The Company will work to create long-term contracts with its key suppliers.

3.	In the first phase the System integration and its trials will be carried out on the Company’s premises. Later on, the Company intends to outsource the content of this production to the system’s enclosure manufacturer, which will take full responsibility for the integration of the assembled system, its testing and direct shipping to the customers.

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4.	In some of the territories (such as the United States), a local manufacturing component will be required in order to obtain grants and to compete in tenders. The Company will examine the possibility of outsourcing the manufacturing (or part of it) of the flywheels and/or the Systems (or part of them), through local partners, in order to expedite its penetration of key target markets.

5.	The Company plans to set up a quality system for controlling the internal manufacturing and the manufacturing at its suppliers.

6.	The Company intends to set up a customer support network which, initially, will perform the System installations at the Customer sites. Later on it will train the Company’s local partners on performing installation and ongoing maintenance, while the customer support network will focus on professional / technological aspects of the extended maintenance and warranty services.

Based on realization of the abovementioned strategy, in the fields of Marketing, Development and Operations, the Company has set itself a goal of achieving annual production and sale volumes in the coming years totaling hundreds of energy storage systems as Power Boosters, and delivery of additional services while leveraging its positioning as a specialized supplier of these systems.

As a technology company developing and manufacturing cutting-edge systems, the Company will continue to retain and develop its human capital through onboarding outstanding personnel in the process of building, strengthening and retaining the development, marketing and operational networks. Accordingly, the Company intends to continue to bolster supporting organizational networks, such as the recruitment, training and welfare networks.

The Company reviews its strategy and goals from time to time and in accordance with the developments in the markets, the technological developments, economic developments, and the regulatory developments in the markets in which the Company is operating.

The Company’s forecasts and assumptions detailed above in connection with the goals and business strategy, including sales forecasts of the Company’s products under development, are “forward-looking information”, as defined in the Securities Law and are in consideration of the Company’s vision and goals for the future. The Company does not have any certainty regarding its ability to realize the vision and achieve the aforementioned goals, which to a significant extent are based on factors that by their very nature are beyond its control. Including, there is no certainty that it will complete the development of all the products it intends to develop or that any of the products it develops and markets will be successful commercially or will be sold at the target prices. Therefore, the data presented above in this regard, which as stated are only estimates, may change according to the needs of the Company and its external environment and may not be realized, all or in part, or may be realized in a different way than estimated, as a result of various factors, as detailed above, or due to the realization of any of the risk factors in Section 1.3.36 below.

1.3.34	Development forecast for the coming year

The Company is expected to focus in 2024 on continuing the market penetration process and promoting measures aimed at creating growth. Activity will be focused on the following processes:

a.	Continuation of the installation of the first systems and their operation at the customer sites and at the pilot partners listed above. This process is expected to be accompanied by a considerable effort to implement the product at the customer sites, training the local subcontractors and partners on installing and operating the product, supporting the implementation process, collecting feedback from customers and partners and drawing lessons learned while rapidly implementing improvements and fixes, in order to ensure a high level of customer satisfaction.

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This deployment of the systems in the various target countries is expected to enable demonstration of the Company’s products and proving their value to other customers. Therefore, these sites, which will be operated based on the Company’s products, in the target countries in Europe and the United States, are expected, so the Company believes, to accelerate the receipt of additional orders for its products, both from the customers with which it is working to set up these sites, and from additional customers.

The Company plans to continue to focus on the central and western European countries and the United States, as target countries for penetration with the Company’s products.

b.	The design improvement processes, the supplier base extension activity, as well as transitioning from development to production, while outsourcing production of the flywheels and the ZOOZTER™-100 systems in order to enable manufacturing cost reduction while at the same time broadening the supply chain infrastructure in order to prepare for substantial growth in demand for the Company’s products. These engineering and operational processes will include development of discounted system configuration, improvements in the design of the System components, improvements in the manufacturing process, trials and tests of the quality of the raw materials and design and manufacturing tolerances and their impact on the product’s safety and robustness over the product’s expected lifetime, processes of study and training of outsourcing partners, changes required in order to make the outsourcing processes easier, etc. In addition, part of the improvements might require a repetition of product certification tests (for more advanced configurations of the product).

These processes are a significant component in the Company’s growth process and in the Company’s progression from a technology-developing company to a company that is a leading supplier of products based on this technology. The Company believes that this activity builds its ability to supply the demand for its products, which will be built over success of the business processes described above and in particular successes within the initial sales and pilots, processes that have started in 2023 and are expected to continue in 2024.

The information presented in this section above regarding the expected development in the coming year from the date of this periodic report includes forward-looking information as defined in the Securities Law, based on the Company’s assessments of future developments and events whose date of occurrence, if any, is uncertain and which to a significant extent are based on factors that by their very nature are beyond its control. In this regard, there is no certainty that the Company will complete the development of all the products it intends to develop or that any of the products it will develop and market will be commercially successful or will be sold at the target prices. Financing difficulties, delays in various processes, changes in the structure of the market and competition in it, etc. may lead to a change in the plans listed above, and the plans listed above may not be realized, all or in part, or may be realized in a different way than estimated, as a result of various factors, including failure to meet development goals and/or or marketing and/or failure to obtain the necessary financing and/or the realization of any of the risk factors, including as specified in Section 1.3.36 below.

1.3.35	Financial information regarding geographic areas

For details about the geographical areas in which the Company operates, see Section 1.3.17 above. As mentioned in Section 1.3.16 above, the Company entered into agreements that include the first commercial sales of the ZOOZTER™-100 System in the European market and began supplying the ZOOZTER™-100 Systems to its customers in Germany, started a first commercial operation in the USA and also carried out the first instalment in the British market.

1.3.36	Discussion of risk factors

Investing in the Company’s securities involves the risks that characterize an investment in a Company that operates in a new and unique field of activity, and which is in the research and development stage and the beginning of sales to customers. Below is an overview of the risk factors that may have a material impact on the Company’s activities and business results:

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Macroeconomic risks

1.3.36.1	Disruptions in the supply chain. Closures or shutdowns of ports and/or other disruptions in global maritime transport, may cause significant delays in supplies and as a result, cause shipments to become more expensive and, in extreme cases, even significant delays that may lead to cancellation of orders and loss of customers. In light of the fighting in Ukraine and its effect on European suppliers, and/or in light of the effects of the Swords of Iron War and the Houthi attacks, there may be disruptions and delays in the supply of raw materials. For more details, see Chapter B of this Periodic Report.

1.3.36.2	Economic slowdown and uncertainty in the global market. An economic slowdown and economic uncertainty in the Israeli and/or global market in general and in the potential markets that the Company seeks to penetrate in the future may have a negative impact on its ability to sell in these markets and on the Company’s ability to raise capital as needed.

1.3.36.3	Exposure to changes in foreign exchange rates. As of the date of this Periodic Report, the Company purchases some of the components of the storage system abroad in the local currency of that country and also works with potential customers mainly in Europe, where part of the Company’s expenses are in NIS, therefore sharp fluctuations in foreign currency exchange rates mainly may create currency exposure for the Company and affect its profitability. For more details about changes in foreign exchange rates, see the Board of Directors’ Report attached to this Periodic Report. As of the date of this Periodic Report, the Company does not hedge currency exchange rates.

1.3.36.4	The security, political and diplomatic situation in Israel. Changes in the security and political situation may have an impact on the Company’s activities. A worsening of the security and political situation may, among other things, as a result of the Swords of Iron War, lead to a decrease in the Company’s ability to raise additional capital required for its operations.

1.3.36.5	Instability in global markets. Instability in the global markets, including political instability or other economic instability, as well as economic uncertainty, including fears of recession or slowing growth, may affect, among other things, the availability and prices of the Company’s raw materials, the availability and financial soundness of the Company’s suppliers, as well as the financial soundness of the Company’s customers and even cause disruptions in the operation and deliveries of the Company’s products.

1.3.36.6	Government grants. The Company received in the past, still receives today and may be required in the future to receive grants from government authorities, including grants from the Innovation Authority awarded for research and development needs. The general situation in Israel and in the world may lead to a reduction in grants or a stop in grants that have already been given.

Sector risks

1.3.36.7	Technological changes. Creation of an alternative technology to that of the Company might impact the Company’s business volume. In addition, the Company is exposed in terms of technology and product development which, in the event of failure of the development, marketing and sale to potential customers, might impact the Company’s activity.

1.3.36.8	Standards and regulation. Changes and developments in standard requirements relevant to the Company’s activity and/or failure on the part of the Company to comply with such requirements might incur restrictions and/or delays in the sale of the Kinetic Storage Systems and in the development of the Company’s future products and/or to cause cessation of their marketing and might also incur substantial expenses to the Company.

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1.3.36.9	Regulation supportive of Electric Vehicle charging. Changes in the regulatory landscape and cancellation of programs and grants designed to accelerate the deployment of Fast Charging Infrastructure might impact sales to the Company’s potential customers and the development of the Company’s future products.

1.3.36.10	Professional manpower. The Company’s activity is characterized by an exceptionally high degree of knowledge, professionalism and expertise and also requires research and management personnel with experience and familiarity with the fields of energy storage, fields that are relatively new and unique. The Company’s ability to continue development and installation of the storage system depends, among other things, on its ability to continue to employ skilled manpower of this kind.

1.3.36.11	Financing and sources of capital. Advancement of the Company’s activity, including development of its future products and/or its complementary products requires a very high, long-term level of liquidity for achieving effective business results. Lack of sufficient means of financing might hamper the Company’s future business activity.

1.3.36.12	Inputs and raw materials - prices and supply. Price rises in logistics, raw materials and wages, might impact the Company’s profitability.

1.3.36.13	Competition. The Company is exposed to competition, as stated in Section 1.3.19 above, both from the entities currently active in the market and from entities dealing in research and development of products which might compete with the Company’s products in future.

Unique risks to the Company

1.3.36.14	Company customers warranty. The Company is expected to provide some of its customers with a warranty for the Kinetic Storage System and specifically long-term warranty for the flywheels. The Company tests the robustness of the design, the quality of the raw materials and of the manufacturing processes of the flywheels, and their effect on the reliability and safety of the flywheels throughout the product’s expected lifetime. In the event that the Company will need to bear the costs of repairing or replacement of part of the storage systems at considerable expense, in excess of the Company’s existing insurance amounts, it might be compelled to shoulder substantial expenses.

1.3.36.15	Cyber threats. Recent years have seen a continual increase of exposure to cyber threats, which impact computing and other infrastructures, with special emphasis on technology companies such as the Company. Cyber attacks, insofar as the Company will be a target of such, both directly and against third-party servers on which the knowledge related to the Company’s products and its technologies are stored, might impact the Company’s activity. Part of the product the Company is developing is a software-based product. Every product, which is based on communication with remote terminal units at the customers, might be a target for attacks intended to disrupt the orderly operation, to expose the Company customers’ data or the Company’s data itself, and/or impersonation. To the best of the Company’s knowledge, in case of such an attack (insofar as it will be successful), the Company might incur damage.

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The Company evaluates the measures required for protection against these future cyber threats, among other things by using cloud services and current technologies for securing the products for its development. In the course of the reporting year, the Company conducted tests relating to the issue of cyber risks using external experts from the field of information security, including a risk survey and penetration tests. There were no unusual cyber incidents in the course of the reporting year.

1.3.36.16	Actual cost of production. As of the date of this Periodic Report, the Company is in its initial, low-volume production phase. The costs of production during the initial production phase are relatively high and the Company is considering improvements aimed at lowering the cost of production as the volume of the serial production increases. The Company’s estimates regarding the cost of serial production might be substantially different than the actual production cost. Such a change might have substantial consequences on the Company’s profitability and its ability to sell its products, insofar as these will be developed successfully.

1.3.36.17	Difficulty in educating the market to examine the total cost throughout the lifetime of the charging infrastructure, rather than the initial investment in the storage system. As already noted, the Company is competing against suppliers of lithium-ion battery-based storage systems. The initial investment (CAPEX) in the acquisition of a lithium-ion system is lower, however the overall cost is higher due to the need to replace the batteries frequently (high OPEX). The Company intends to sell its products at a price which exceeds the battery-based products while explaining to its customers the substantial financial advantage the Company’s systems have over the charging infrastructure’s lifetime (at least 10 years from the date of system installation).

1.3.36.18	Intellectual property. As of this Periodic Report, a large proportion of the patent applications the Company has submitted are in various stages of examination and approval. Rejection of the patent applications, or a change in the granting of the patents that have been given to the Company as detailed in Section 1.3.22.7 above, in whole or in part, might have a detrimental impact on the Company’s standing and its ability to sell the Kinetic Storage System.

1.3.36.19	Research and Development activity and market penetration. As of the date of this Periodic Report, the ZOOZTER™-100 System is the Company’s first serial product. The Company has completed the certification process for the ZOOZTER™-100 commercial system in its European configuration and its American configuration. The first installations of the System as part of the customer sites and the pilots, which are scheduled for the coming months, are going to be a maturity test for the system and might kick off additional R&D activities as part of improvement processes required for the product. As of this date, there is no certainty the Company is going to succeed in completing the system development according to the performance, timetable and cost it expects. Failure to accomplish the expected performance and/or delays in completion of development and/or failure to meet the cost targets for the product might result in considerable loss of value for the Company and total loss of the investment. It is made clear that insofar as there will be a need for a configuration change in the System, the Company might be required to repeat part or all of the tests required for the certification process.

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The following table presents the main risk factors described above. They have been ranked according to the Company’s estimate, in accordance with the impact these might have on the Company’s business14:

The degree of impact of the risk factor on the Company
	Low impact	Medium impact	High impact
Macroeconomic Risks
Disruptions in the supply chain		+
Economic slowdown		+
Exposure to exchange rates	+
The political and security situation in Israel	+
Instability in global markets		+
The effects of the Corona virus		+
Government grants		+
Industry Risks
Technological changes		+
Standardization and regulation		+
Regulation supporting energy efficiency		+
Professional personnel		+
Financing and sources of capital		+
The prices of inputs and raw materials and their supply		+
Competition		+
Risks Unique to the Company
Warranty for the Company’s customers		+
Cyber threats		+
Gaps between estimated production cost and the actual production costs		+
Educating the market to examine the total cost over the lifetime of the charging infrastructure instead of the initial investment in the storage system		+
Intellectual property		+
Research and development activity and market penetration			+

14 Identification of the risk factors and the degree of their impact on the Company are based on the Company’s estimate, as of the date of this Periodic Report. There might be actual risk factors which have not yet been identified or whose impact will be different than that described above.

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Zooz Power Ltd.

2023 Periodic Report| Executive declarations

Declaration of the Chief Executive Officer

I, Boaz Weizer, declare that:

1.1.	I have examined the periodic report of Zooz Power Ltd. (hereafter: the “Corporation”) for the year 2023 (hereafter: the “Reports”);

1.2.	To the best of my knowledge, the Reports do not include any incorrect presentation of a material fact and no material fact has been left out of them that would be necessary for the presentations in them, in light of the circumstances in which those presentations were included, not to be misleading with regard to the reporting period;

1.3.	To the best of my knowledge, the financial reports and other financial information included in the Reports accurately reflect, from all material perspectives, the financial situation, the results of activity and the cash flow of the Corporation as of the dates and for the periods of the Reports;

1.4.	I have disclosed to the auditor of the Corporation, to the Board of Directors and to the Audit Committee of the Corporation’s Board of Directors any fraud, whether material or not, in which the CEO or someone who directly reports to him is involved, or other employees who have a significant role in financial reporting and in the disclosure and monitoring of them;

The above does not detract from my responsibility or the responsibility of any other person, according to any law.

Date: March 31, 2024	Boaz Weizer, CEO

Declaration of the Senior Corporate Financial Officer

I, Ruth Smadja, declare that:

2.1.	I have examined the financial statements and other financial information included in the reports of Zooz Power Ltd. (hereafter: the “Corporation”) for the year 2023 (the: “Reports”);

2.2.	To the best of my knowledge, the financial statements and the other financial information included in the Reports do not include any incorrect presentation of a material fact and no material fact has been left out of them that would be necessary for the presentations in them, in light of the circumstances in which those presentations were included, not to be misleading with regard to the reporting period;

2.3.	To the best of my knowledge, the financial reports and other financial information included in the Reports accurately reflect, from all material perspectives, the financial situation, the results of activity and the cash flow of the Corporation as of the dates and for the periods of the Reports;

2.4.	I have disclosed to the auditor of the Corporation, to the Board of Directors and to the Audit Committee of the Corporation’s Board of Directors any fraud, whether material or not, in which the CEO or someone who directly reports to him is involved, or other employees who have a significant role in financial reporting and in the disclosure and monitoring of them;

The above does not detract from my responsibility or the responsibility of any other person, according to any law.

Date: March 31, 2024	Ruth Smadja, CFO

ZOOZ POWER LTD.

Report of the Board of Directors for the year ended December 31, 2023

The Board of Directors of Zooz Power Ltd. (“the Company”) is pleased to submit the report of the Board of Directors on the state of the Company’s affairs and the Company’s financial results for the year ended December 31, 2023 (“the Report Period”), in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970 (“the Regulations”).

On December 29, 2020, the Board of Directors of the Company confirmed for the first time that the conditions for the Company’s classification as a “small corporation” had been fulfilled as stated, when, as part of its aforementioned confirmation, the Company’s Board of Directors resolved to adopt all the reliefs set forth in Regulation 5D of the Regulations.

The report of the Board of Directors is an integral part of the periodic report for 2023, in all its parts (“the Periodic Report”), and the entire Periodic Report must be read as one part. It should be emphasized that the description in this report includes forward-looking information, as defined in the Securities Law, 1968-1968 (“the Securities Law”). Forward-looking information is uncertain information about the future, including forecasts, assessments, estimates or other information relating to a future event or matter whose realization is uncertain and/or beyond the Company’s control. The forward-looking information contained in this report is based on information or estimates that exist in the Company, as of the date of publication of this report.

Part One - Explanations of the Board of Directors for the State of the Company’s Business

1.	Summary Description of the Company and its Business Environment

The Company is a public company which was incorporated on February 5, 2013. The Company’s shares are traded on the Tel Aviv Stock Exchange Ltd. commencing April 1, 2021. The Company is in the advanced stages of completing a merger transaction with a SPAC, which, to the extent that the merger will be completed, the Company will become a dually-traded company whose shares will be traded on the Tel Aviv Stock Exchange and Nasdaq. For details about the Company’s activities, the transaction with SPAC, the business environment and its effect on the Company’s activities, see Chapter A to the Periodic Report.

The Company is engaged in the development, production, marketing and sales of energy storage systems based on storing of kinetic energy in flywheels to support ultra-fast charging for electric vehicles.

In 2023, the Company initiated efforts to penetrate into its main target markets with deliveries of the ZOOZTER™-100 to its customers and partners in Israel, Europe and the USA:

a)	two charging sites, supported by the ZOOZTER™-100, located in Herrenberg Germany, were built, the running-in process was completed, and the sites commenced commercial operation. The Company has recognized revenues for the ZOOZTER™-100 systems at these two sites in its semi-annual statements for 2023.

(b)	Two additional ZOOZTER™-100 systems were delivered to Germany and completed installation and integration at the charging sites. This was completed following delays which were not in the control of the Company, and in particular due to the need to change (referring to original plan) the locations of the charging sites, and greater complexity in preparing them to become ultra-fast charging sites for EVs. These greater complexities caused an increase in the turkey projects costs, and the company recorded provisions accordingly. As of the date of publication of this report, one of the sites has commenced commercial operation during the first quarter of 2024 and the second site is awaiting completions that are not in the Company’s control. At this stage the Company estimate that this second site will commence commercial operation during the second quarter of 2024.

(c)	The first site in the USA, in Rock-hill, South Carolina, has been built, has finished its running-in process and has commenced commercial operation, as part of a joint pilot with ARKO Corp (a large convenience store chain in the USA).

(d)	Another ZOOZTER™-100 system has been sent to the USA and placed at La-Guardia Airport in New York, in preparation for a joint pilot with a large car rental company (work on the site was delayed for a long time due to waiting for a permit from the airport authority. As of the date of publication of this report, this permit has been received and work to construct the site has begun).

(e)	Another system has been sent to the UK for installation at a site established jointly with Osprey (one of the 3 leading charging networks in the British market). During the first quarter of 2024, the system completed installation and testing at the charging site (as of the publication date of this report, the site has not yet been opened for commercial operation due to the completion of work that is required and is not the responsibility of the Company).

(f)	Commencing the beginning of 2023, the joint pilot site with Afcon Electric Transportation Company has been operating, at the site of the Dor-Alon gas station “Mall-Zichron”. To the best of the Company’s knowledge, the system installed in it works to the satisfaction of all the partners to the pilot and following the request of Dor-Alon and Afcon (and in accordance with the agreement), the loan period of the system was extended until January 31, 2025.

In 2023, the Company took steps to present its solution, based on the ZOOZTER™-100 Power Booster, to additional customers in Europe and the USA, while using the aforementioned sites where the ZOOZTER™-100 system is already operational, as demonstration sites for the added value of the system and as proof of technological maturity. The Company continues to work with these customers in an effort to move forward with them towards additional orders and installations.

On March 21, 2024, the Company signed a binding memorandum of understanding with Dor-Alon, according to which, as part of a project, to be carried out in cooperation of the Company with Dor Alon and Afcon Electric Transportation (jointly operating the ON charging network, which is the largest fast-charging network in Israel), the ultra-fast charging infrastructure at two Dor Alon stations, on Route 6 – the Magal station (on the east side) and the Naan station (on the west side), will be upgraded, while installing two ZOOZTER™-100 systems (one at each station), and adding charging stations based on ultra-fast chargers, which allow charging with a power of up to 150 kW. The upgrade of the charging infrastructure is expected to enable a significant improvement in the experience of electric vehicle drivers who travel on Route 6 as a major transportation corridor in Israel and are looking for charging services t at these sites. In the first months of operation of the ZOOZTER™-100 systems at the Route 6 sites, their ability to allow the addition of charging ports, and managing a large number of charging ports will be tested (this is different from the outline of the pilot carried out during 2023 at the “Mall-Zichron” Dor-Alon station). Insofar as the Company’s solution is proven to allow the addition of the aforementioned charging ports, the systems will be purchased by Dor-Alon, under conditions agreed upon between the parties.

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Financial position

It is noted in the auditor’s report to the financial statements that “without qualifying our aforementioned opinion, we draw attention to Note 1D to the financial statements, according to which the Company has a current loss in the amount of approximately NIS 50 million as well as a negative cash flow from operating activities amounting to NIS 45.6 million for the year ended December 31, 2023. These factors raise significant doubts about the Company’s continued existence as a “going concern”. The plans of Management in connection with financing the activities of the Company are detailed in Note 1D. The financial statements do not include any adjustments regarding the values of the assets and liabilities and their classification that may be needed if the Company could not continue to operate as a “going concern”.

As mentioned in Section 2.5 below, in the last months of 2023, the Company reduced its expenses, as part of the reassessments regarding the “Swords of Iron” War and taking into account the financial position and a plan to raise capital as part of the merger transaction that the Company is working to complete near the end of the first quarter of 2024.

In connection with the aforementioned, the Company is working to finance its activities with an emphasis on the merger transaction as mentioned in Section 1.1.1.1.6 of Chapter A of this Periodic Report, one of the conditions precedent of which is that the minimum amount that will be transferred to the Company’s funds will be US$ 10 million net (after deduction of transaction expenses) in cash. In accordance with the provisions of the merger agreement, the parties may waive the fulfillment of the conditions precedent, which can be waived by law.

As of the date of publication of this report, the SEC approvals for the registration document (F-4), the approvals of the Israeli Securities Authority (ISA), the approval of the Tel Aviv Stock Exchange (TASE) to the Shelf offering for unregistered rights, and the approval of Nasdaq were obtained. The Company estimates at this stage that it will complete the merger and will be dual-traded during the first week of April 2024.

The aforesaid in relation to the completion of the merger transaction, and the existence of the conditions precedent, is in the nature of “forward-looking information”, as defined by this term in the Securities Law, 5728-1968, based on the merger agreement signed between the parties and the intentions and agreements of the parties, and is subject, among other things, to various approvals, some of which have not yet taken place and there is no certainty that they will take place or that at least US$ 10 million net will be left in the SPAC fund. For further details, see Section 1.1.1.1.6 of Chapter A of this Periodic Report.

2.	Material Events in the Corporation’s Activity, during and after the Reporting Period

2.1	Economic environment and the effect of external factors on the Company

Set forth below are factors in the Company’s macroeconomic environment that have influenced and may continue to influence its activities in the Company’s main target markets, i.e.: USA and Europe.

2023 was characterized by a faster-than-expected moderation of the high inflation rates around the world, which began to rise after the outbreak of the Corona epidemic and even more so during 2022, mainly as a result of restrictive monetary policies on the part of governments and thanks to a faster-than-expected recovery of the US economy. The continuation of the crisis between Russia and Ukraine, the “Swords of Iron” War and the subsequent expansion of the conflict into the Red Sea arena are, among other things, factors that threaten to challenge the trend as described above.

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2.2.	The effect of inflation and the increase in interest rates

Inflation in 2023 reached rates of about 3.4% in the US. In Israel, inflation moderated during the year and reached about 3.3%, in accordance with the target set by the Bank of Israel. The decrease in the annual rate (compared with approximately 5.3% in 2022) was caused mainly in the fourth quarter of the year, following a recession in consumption in the economy, price reductions by businesses that encountered liquidity difficulties, and the recruitment of hundreds of thousands of reserve personnel, in a way that harmed activity in the economy. In the Eurozone, inflation moderated , but is still outside the target and fears of another inflationary outbreak are high, This is, among other things, due to the high dependence on energy originating from Russia. In an attempt to curb inflation, the central banks worked during 2023 to increase the interest rate in a continuous manner - in the USA the interest rate climbed to 5.5% and in Israel to 4.75%, at the end of 2023, before lowering the interest rate by 0.25% by the Bank of Israel on January 1, 2024. According to the Bank of Israel’s forecast, the annual inflation rate is expected to be approximately 2.4% in 2024 and approximately 2.0% in 2025. Growth Forecast Updated by the Bank of Israel to only 2% in 2023-2024. The GDP is expected to grow at a rate of 2% in 2023-2024 and at a rate of 5% in 2025. The consumer price index increased in 2023 by approximately 3%, compared with an increase of approximately 5.2% in 2022.

During the reporting period, there was no direct material effect of inflation on the Company’s results. In addition, as of the date of the report, in accordance with the Company’s examination, the economic interest rate increases in Israel do not materially affect the Company’s financial expenses. The Company is directly affected by changes in the inflation rate mainly due to rent payments on the properties it rents, which are linked to changes in the consumer price index. The effect of linking to the index in 2023 and that expected for 2024, according to existing estimates regarding the change in the inflation rate, is not material to the Company’s results.

However, there may be an impact on production costs due to the increase in inflation and production in the countries where the Company purchases the raw materials. This is because the inflationary pressures cause an increase in wages and an increase in energy costs and other production costs.

As of the date of the report, the Company has no loans and/or lines of credit that are affected by the interest rate increase. The Company finances its activities from cash balances that have been raised and also works for other financing solutions through the merger transaction with SPAC.

It should be clarified that this section, which includes in part forecasts regarding the increase in the rate of inflation and/or interest, constitutes forward-looking information as defined in the Securities Law. This information is uncertain information that refers to a future event and is based, inter alia, on publications by various professional parties and other, at the date of the report; The actual results may differ substantially from those predicted in the aforementioned forward-looking information, as a result of a large number of factors and are therefore subject to risks and uncertainties.

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2.3	Exchange rate volatility

In 2023, there was an increase in the exchange rate of the dollar, at a rate of about 4%, following an increase of about 10% in the exchange rate of the dollar in 2022. At the beginning of the Swords of Iron War, the shekel weakened against the dollar and against the euro, but, in recent times, the dollar and the euro have weakened, and returned to the range of rates in which they were traded before the war.

However, the amount of expenses in dollars and euros in 2022 and 2023 was not material for the Company. To the extent that the merger transaction with the SPAC is completed, the scope of the Company’s dollar expenses is expected to increase in the future.

2.4	The effect of the change in transportation prices

The Company purchases some of the raw materials for the production of its products from suppliers located in Europe and Asia. As part of its activity, the Company bears, in cases where the sale is not carried out on the basis of delivery at the port of origin, the costs of transporting the products from these countries to Israel.

Throughout 2023, there was a gradual decrease in shipping costs, a decrease that began in the fourth quarter of 2022. Commencing November 2023 and especially during December 2023 and January 2024, transportation prices began to rise as part of the impact of the “Swords of Iron” War and the Houthi attacks in the Red Sea.

2.5	The “Swords of Iron” War

On October 7, 2023, the State of Israel was attacked in a surprise assault by terrorist organizations from the Gaza Strip, following which the Israeli government declared the “Swords of Iron” War, which continues even today. At the same time, a security escalation also developed in the northern border of the State of Israel, as well as in the Red Sea region and the trade routes adjacent to it. The effect of the war on the Israeli economy and the activity in the capital market is evident and is expressed, among other things, in civil restrictions of various kinds and extensive mobilization of reserves. Furthermore, as a result of the war, there were declines in the financial markets in Israel. Following the above, the rating company Moody’s published a report on February 9, 2024 in which it announced its decision to lower Israel’s credit rating from A-1 to A-2 with a negative outlook.

The Company’s systems operate continuously, although in the first months of the war, about 15% of the Company’s employees were serving in the reserves. In addition, as of the approval date of this report, there is no known material impact on the Company’s supply chain. Marketing and sales activity with customers slowed down in the first months of the war, both due to a reduction in the number of trips and physical meetings with customers, and, apparently, also out of a desire by the customers to understand the impact of the war on the Company (including its ability to raise capital). A small number of customers even stopped business processes with the Company, as a protest against Israel’s activity in the Gaza Strip. However, as of the date of approval of this report, the Company is unable to reliably assess the extent of the future impact of the war on the scope of the Company’s activities, among other things, in light of the volatility in the markets, the uncertainty regarding the duration of the fighting, its intensity, the effects of the war on the Company’s areas of activity and, in relation to additional measures to be taken by the government.

5

The first months of the war also made it difficult and delayed the Company’s activities to complete the merger with SPAC and raise the capital that is part of this move. In view of this, the completion of the merger (which was originally expected to be towards the end of 2023) was delayed and, at the time of publication, the Company is taking steps to complete the merger transaction close to the end of the first quarter of 2024.

Against the background of the uncertainty characterizing the current period, including in relation to the duration and scope of the war, the Company has taken steps to make a series of adjustments in personnel (see Human Capital in Section 1.3.23.2 in Chapter A of the Periodic Report) and savings in other expenses. The Company’s Management has been reduced, and the Company has terminated the employment of several employees. Additional employees were placed on unpaid leave. In addition, the Company has reduced the use of consultants and sub-contractors, in R&D and operations, and reduced non-urgent procurement expenses. These adjustments are designed to allow the Company to focus its activities on its immediate business goals, while continuing to constantly examine the effects of the war on the capital raising process, and according to its timing and scope, examining the Compnay’s goals in the medium and long term.

The Company is monitoring the impact of the war on its activities, in general, and the risks to its activities, in particular. The risk factors that may be significant: potential difficulties in raising capital; effect on activity with the Company’s customers, suppliers and business partners; potential difficulties in closing commercial deals or creating new business opportunities. The Company continues to regularly monitor the development of events,considers the consequences for its activities and decide on actions taken accordingly.

For further details, see Section 1.3.36 of Chapter A of the Periodic Report and Note 1D of the Financial Statements.

2.6	A summary of key trends and events in the Company’s business activity during the reporting period

For a description of the Company’s business, its areas of activity, as well as main changes in the Company’s activities and business during the reporting period, see Sections 1-2 of this report (the Report of the Board of Directors), and Chapter A of this Periodic Report.

6

3	Analysis of Financial Position

3.3	The following table presents the sections of the report on the financial position, in accordance with the financial statements and the explanations for the main changes that have taken place in them (NIS in thousands):

Section	At December 31, 2023 NIS thousands	At December 31, 2022 NIS thousands	Explanations of the Board of Directors

The main change compared with the corresponding period last year, stems from the decrease in the balance of cash (NIS 24.2 million compared with NIS 72.4 million) used for the Company’s operating activities.

Current assets	37,784	81,226

On the other hand, as of December 31, 2023, the Company has an inventory balance in the amount of approximately NIS 10.8 million, compared with a balance of approximately NIS 6.7 million in the corresponding period last year. The inventory is intended for supplies against customer orders. The Company stated the inventory according to the realization value, net.

Non-current assets	10,986	8,482	The main increase in non-current assets is due to an increase in the item of fixed assets. The main increase is due to three systems which were classified as fixed assets and are intended for pilots.

Total assets	48,770	89,708
Current liabilities	11,506	7,991	The increase in current liabilities is mainly due to an increase in the balance of other accounts payable amounting to approximately NIS 3.8 million. This increase is mostly due to the following factors: (1) recording a receipt from NYPA amounting to NIS 0.6 million and attributed to the work expected to be carried out in the first half of 2024, (2) a liaibility to subcontractors in Germany amounting to NIS 1.7 million for pilot activities and turnkey projects aimed to promote business development and sales efforts, (3) accrued expenses, invoices for which have not yet been received as of the date of the report amounting to NIS 1.5 million (most of which stem from expenses related to the business combination (merger) agreement the Company has entered into). This increase, to some extent, is offset by a decrease in the remaining liabilities for government grants and others which have been classified as long-term liabilities, in accordance with the expected payment of royalties.
Non-current liabilities	8,454	6,887	The increase in non-current liabilities is mainly due to an increase in the liability for royalties amounting to NIS 2.2 million. The increase stems from grants received during the year from NYPA, the Innovation Authority and the BIRD Fund. On the other hand, there was a decrease in lease liabilities (NIS 0.6 million).
Total liabilities	19,960	14,878
Total equity	28,810	74,830	The main change is due to a loss for the year amounting to NIS 50 million. Of this loss, NIS 3.8 million is non-current expenses for employee options.
Total liabilities and equity	48,770	89,708

7

4	Results of Operations

The following table presents profit and loss data according to the financial statements and the explanations for the main changes that have taken place in them (in thousands of NIS):

Section	For the year ended December 31, 2023 NIS thousands	For the year ended December 31, 2022 NIS thousands	Explanations of the Board of Directors
Sales	2,815	-	During the reporting period, the Company recognized revenue for sales of two systems to a customer in Germany.
Cost of sales	7,221	815	The cost of sale stems from the costs of the two systems that were sold in Germany and recognized as income, and in addition, reductions were made amounting to NIS 4.8 million, which result from the following factors: (1) adjustment to the realization value net of the cost of systems (as reflected in the Company’s expectations for orders from customers) produced during the year and included in inventory at the end of the Report Period as a finished product as well as in the stages of completion. (2) a reduction in the cost of raw materials that are not expected to be used in the production process as a result of configuration changes for improvements and repairs in the Company’s products.
Gross profit	4,406	815
Research and development expenses, net	21,693	22,125	The decrease compared with the corresponding period last year is due to a decrease of NIS 3.3 million in expenses of subcontractors and materials for development, since costs of building 2 systems were included in 2022. This decrease was offset to some extent by an increase in salary expenses amounting to NIS 1.2 million as a result of an increase in the number of employees. An increase was also recorded in depreciation, amortization and maintenance amounting in aggregate to NIS 0.9 million.
Sales and marketing expenses	13,236	8,212	The increase in sales and marketing expenses is mainly due to an increase in salary expenses amounting to NIS 1.7 million as a result of the increase in the number of employees, an increase in subcontractor expenses amounting to NIS 2.0 million, most of which is for the benefit of promoting pilots and turnkey projects to accelerate the penetration of target markets, and from recording a liability for royalties in respect of grants received from NYPA amounting to NIS 1.2 million.
General and administrative expenses	11,056	9,071	The increase in general and administrative expenses compared with 2022 is mainly due to an increase in expenses for professional services amounting to NIS 2.1 million, most of which stem from the processes for promoting the business combination (merger) agreement that the Company has entered into.
Financing expenses (income)	(577)	(644)	In 2023, the Company had financing income due to exchange rate differences on foreign currency balances amounting to NIS 0.7 million, net, financing income from interest on deposits amounting to NIS 0.9 million, which were offset to some extent by financing expenses for leasing amounting to NIS 0.6 million, and for financing expenses in respect of a provision for a liability in respect of government grants and others amounting to NIS 0.5 million.
Total loss	49,814	39,579

8

5	Liquidity

Section	For the year ended December 31 2023 NIS thousands	For the year ended December 31, 2022 NIS thousands	Explanations of the Board of Directors
Cash flow used for operating activities	(45,634)	(34,694)	The change compared with the corresponding period last year is due to the loss for the period. The Company received revenues from the sale of systems in 2023 amounting to NIS 2.8 million, and on the other hand, its investments in production, research and development, sales and marketing increased compared with the corresponding period last year.
Cash flow used for investing activities	(3,412)	(1,861)	The increase in the cash flow used for investing activiiesy amounting to NIS 1.5 million is mainly due to investment in demonstration systems for pilots.
Cash flow used for financing activities	651	90,407	The cash flow from financing activities in 2023 consists mostly of grants received that were somewhat offset from payments for leases. In 2022, the cash from financing activities originates from capital raising amounting to NIS 91 million, net.
Increase in cash in the period	(48,395)	53,852

6.	Sources of Financing

The Company finances its activities from capital raised from its shareholders and various investors, including from raising private and public capital which was completed in March 2022, pursuant to which NIS 96 million, gross (NIS 91 million, net) was raised. As of this date, the Company takes steps to find sources for financing its activity with an emphasis on the merger transaction as stated in Section 1.1.1.1.6 in Chapter A of the Periodic Report, one of the conditions precedent of which is that the minimum amount that will be transferred to the Company’s funds will be US$ 10 million net in cash.

In addition, the Company benefits from grants from the Innovation Authority, NYPA (the Electric Company of the State of New York), the Binational Industrial R&D (BIRD) Foundation and the International Marketing Gateway, as stated in Section 1.3.22 in Chapter A of the Periodic Report. As of the date of the report, the Company has not yet generated significant income. Also, as of the date of the report, the Company has no loans.

For further details regarding the Company’s financing, see Note 1D to the Company’s financial statements as of December 31, 2023.

9

7.	Working Capital

See Section 1.3.25 of Chapter A of the Periodic Report.

8.	Exposure to Market Risks and Ways of Managing Them

The Company’s financial statements did not show a reportable segment that is a “financial activity segment” and, as of December 31, 2023, the Company did not have “material financial activity” as stated in Regulation 10(b)(7) of the Report Regulations.

Part Two - Aspects of Corporate Governance

8.	Donations

The Company has not established a policy regarding donations. During the reporting period, the Company’s donations are expressed in social activities and assistance to an association that supports youth from outlying areas, while hosting them at the Company’s offices.

9.	Directors with Accounting and Financial Expertise

The Company’s Board of Directors has determined that the minimum number of directors with accounting and financial expertise on the Company’s Board of Directors must not be less than one director, taking into account the Company’s scope, nature of its activities, complexity and size.

The directors with accounting and financial expertise as of the date of this report are: Dan Weintraub, Kalanit Wolper, Elka Nir and Ronit Biran. For details about the qualifications, education and experience of the directors with financial accounting expertise, see Regulation 26 of Chapter D of the Periodic Report.

10.	Independent Directors

The Company’s Articles of Association do not include a provision regarding the number of independent directors in the Company, as the term is defined in the Companies Law, 5759-1999 (“the Companies Law”). As of the date of this report, there are eight directors serving in the Company, of which two are external directors, all as set forth in Regulation 26 in Chapter D of the Periodic Report.

11.	Disclosure regarding the Company’s Internal Auditor

On June 23, 2021, the Company’s Board of Directors appointed an internal auditor for the Company. For details, see an Immediate Report dated June 24, 2021 (ref. no.: 2021-01-042916), which is presented by way of reference.

Name of the Internal Auditor: Dana Gutesman Ehrlich.

Date of commencing term of office: June 23, 2021.

Auditor’s qualifications: Graduate of Business Administration and Accounting from Rishon Lezion Academic College, and a Master’s Degree in Public Administration and Auditing from Bar Ilan University.

10

Auditor’s services: The Internal Auditor is not an employee of the Company and the contract with her is as an external service provider to the Company, through BDO Ziv Haft, Certified Public Accountants, of which she is a partner.

In accordance with the confirmation of the Internal Auditor, she complies with the provisions of Section 146(b) of the Companies Law, and the provisions of Section 8 of the Internal Audit Law, 5752-1992 (“the Internal Audit Law”).

To the best of the Company’s knowledge, the Internal Auditor does not hold any securities of the Company or a body related to it.

To the best of the Company’s knowledge, the Internal Auditor has no substantial business relationships or other relationships with the Company or a body related to it.

Method of appointment: The appointment of the Internal Auditor was approved by the Company’s Board of Directors after receiving the recommendation of the Audit Committee. Dana Gutesman, C.P.A., was found suitable to serve as the Company’s Internal Auditor, among other things, in light of the Auditor’s education, skills and extensive experience, including her experience in global markets and with start-up companies at the beginning of their public journey and recommendations regarding the availability and quality of her work.

The Officer in Charge of the Internal Auditor: Pursuant to Section 148 of the Companies Law, the Officer in Charge of the Internal Auditor is the Chairman of the Board of Directors, Mr. Avi Cohen.

The work plan: With the appointment of the Internal Auditor, she began conducting a multi-year risk survey. In accordance with the risk survey, an outline was drawn up for a work plan for 2023. On November 20, 2023, the Audit Committee held a discussion on the proposed work plan and approved the 20243work plan. The work plan does not leave the Internal Auditor discretion to deviate from it.

Scope of employment and remuneration: The Internal Auditor was employed in 2022 by the Company for approximately 150 hours. The remuneration granted to the Internal Auditor for the services she provided in 2023 amounted to NIS 30 thousand. The Internal Auditor was not granted any securities of the corporation.

The remuneration of the Internal Auditor is calculated based on the audit hours spent by her in practice at the hourly rate agreed upon with her in advance and approved by the Board of Directors on the recommendation of the Company’s Audit Committee. According to the assessment of the Audit Committee and the Company’s Board of Directors, the remuneration of the Internal Auditor is reasonable and does not affect the exercise of the Internal Auditor’s professional discretion in conducting the audit.

Internal Auditor’s report: On November 20, 2023, the audit report for 2023 was presented to the Audit Committee, which dealt with product lifecycle management and presenting a new product. Furthermore, on November 20, 2023, the Internal Auditor presented to the members of the Committee the recommendation of the Audit Team for a work plan for 2024, and the Audit Committee approved the 2024 work plan.

11

Professional standards: The Internal Auditor, according to her statement, will conduct an internal audit in accordance with generally accepted professional standards, as stated in Section 4(b) of the Internal Audit Law. The internal auditor complies with all the standards, and therefore, she satisfies the Audit Committee and the Company’s Board of Directors.

Access to information: The Internal Auditor was given access to information in accordance with Section 9 of the Internal Audit Law.

The assessment of the Board of Directors of the Internal Auditor’s activity: In the opinion of the Company’s Board of Directors, the scope, nature and continuity of the Internal Auditor’s activity and work plan are reasonable under the circumstances and are in order to fulfill the goals of the Internal Audit in the corporation.

12.	Disclosure regarding the Remuneration of the Independent Auditor

12.1	The Independent Auditors of the Company are the accounting firm Kesselman and Kesselman (PWC), Certified Public Accountants.

12.2	The following table presents data regarding the fees paid to the independent auditors for audit services, audit-related services, tax services and other services in relation to the year ended December 31, 2022 and the year ended December 31, 2023 (in NIS thousands):

	Audit services and audit-related services	Tax services related to audit	Other services
	NIS in thousands
2023	157	20	803
2022	150	20	-

●	The additional services include in respect of the process of preparing the Company for listing its shares in the Nasdaq stock exchange in the US.

12.3	The Company’s Independent Auditors’ fee is determined in negotiations between the Independent Auditorsand the Company’s Management, in accordance with the estimated rate for the provision of services, which is based on the amount of hours spent by the Independent Auditorsbased on the scope and complexity of the audit activity and market conditions. The Independent Auditors’ fee is approved by the Company’s Board of Directors.

13.	Independent Authorized Signatories

As of the date of this report, the Company has no independent authorized signatories.

Part Three - Disclosure Provisions in connection with the Company’s Financial Reporting

14.	Significant Events in the Company’s Activity during and after the Report Period

For details regarding events during and after the Report Period, see Sections 1-2 above, as well as Sections 1.1.1.16 and 1.3.16 to the Interim report and Note 19 to the Financial Statements.

15.	List of Liabilities by Maturity Dates - published immediately prior to the publication of this report.

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16.	Estimates and Material Accounting Considerations

For details regarding accounting estimates, see Note 2 to the financial statements for December 31, 2022.

17.	Valuations

For details regarding valuations and estimates made while implementing the accounting policy as part of the financial statements, see Note 3 to the Company’s financial statements as of December 31, 2023.

Names of signatories	Position	Signature

Avi Cohen	Chairman of the Board of Directors

Boaz Weizer	Chief Executive Officer

Date: March 2, 2024

13

This document is a translation of the Hebrew original. In case of differences, the Hebrew version shall prevail.

Chapter D - Additional Details Concerning the Corporation

Company name:	Zooz Power Ltd.

Company number:	514881564

Address:	4 HaMelacha Street, Lod

Telephone:	08-6805566

Fax:	08-6425032

Email:	ruth.smadja@zoozpower.com

Date of report on financial state:	December 31, 2023

Report date:	March 31, 2024

The period of the report:	The year ended December 31, 2023

D-1

Article 8B - Material or highly material appraisal of the Company which was performed by the Company

None.

Article 9D - Report on the status of liabilities by maturation date

The status of the Company’s liabilities as of December 31, 2023, according to maturation dates, is attached by way of reference to the electronic report (Form T 126) published at the time of the publication of this report and constituting an inseparable part thereof.

Article 10A - Synopsis of reports upon the total loss

See Section 4 of the Board of Directors report on the Company state of affairs for 2023 attached to this Periodic Report.

Article 10C - Use of proceeds of securities compared with designated uses for the proceeds pursuant to the prospectus1

On March 13, 2022, the Company engaged in amended private investment agreements with three investors in the framework of which the Company issued securities and option deeds to the investors. As part of this investment, the Company issued 5,897,435 ordinary shares with a par value of NIS 0.00025 each, and 5,688,033 marketable (Series 3) options which may be exercised into ordinary shares with a par value of NIS 0.00025 each, in consideration for an incremental exercise price of NIS 2.8 - 3.6 per share. The proceeds from the private allotment amounted to an immediate gross sum of NIS 13.8 million.

In March 2022, the Company issued shares and option deeds in the framework of a public offering. In the framework of this investment, the Company issued 35,227,600 ordinary shares with a par value of NIS 0.00025 each, and 22,897,940 marketable (Series 3) options which may be exercised into ordinary shares with a par value of NIS 0.00025 each, in consideration for an incremental exercise price of NIS 2.8 - 3.6 per share. The proceeds of the public offering amounted to an immediate gross sum of NIS 82.4 million (“Proceeds of the Second Public Offering”). With regard to the shares and the convertible (Series 3) options which were allotted to the issuance consultant by way of a debt setoff, see the immediate report of April 24, 2022 (Reference No.: 2022-01-050431). According to the shelf offer report, the Company had intended the Proceeds of the Second Public Offering as specified in the shelf offer report for various purposes pursuant to the Company’s needs as they may be from time to time, including financing the Company’s business operations in Israel and abroad as they may be from time to time:

The designated use	The designated amount subject to changes[2]	Amount expended in practice (cashflow) until the report date
Company’s needs as they may be from time to time	NIS 82.4 million	Approx. NIS 66.7

1 The amounts of shares and warrants in this section are before the consolidation of the capital carried out in March 2024.

2 As set forth in the shelf offer report of March 14, 2022 (Reference No. 2022-01-029914 – “the proceeds of the issue received according to this offer report will serve the Company for various purposes, pursuant to the Company’s needs as they may be from time to time, including for financing of its business activities in Israel and abroad, as they may be from time to time”.

D-2

For details concerning the merger agreement with the SPAC and the consideration therefrom, to such extent as the transaction is completed, see Section 1.1.1.1.6 of Chapter A of this Periodic Report. As of the current date, the transaction with the SPAC has yet to be completed.

For details concerning the Company’s strategy, see Section 1.3.33 of Chapter A of this Periodic Report.

Article 11 - List of investments in subsidiaries and material investee companies on the date of the report on the financial state

Name of the Company	Share type	Number of shares	Cost of Investment	Rate of the capital, voting, and authority to appoint directors
“Zooz Power Cayman”	Ordinary, with a par value of USD 1 each	50,000	50	100%

In connection with the merger transaction, the Company established a subsidiary in the Cayman Islands on June 16, 2023, called Zooz Power Cayman. In March 2024, 50 thousand dollars were transferred against the allocation of the shares to the Company.

Article 12 - Changes in the investment in subsidiaries and material investee companies in the Report period

Not relevant.

Article 13 - Income of the subsidiaries and investee companies, and income of the corporation therefrom, as of the date of the report on the financial state (in NIS thousands)

Not relevant.

Article 14 - List of loans

The granting of loans is not part of the main business of the Company.

Article 20 - Trading on the Tel Aviv Stock Exchange Ltd.

Securities of the Company were not listed for trade on the Stock Exchange in the reported year.

During the reported year, on March 18, 2023, the (Series 2) marketable option deeds offered by the Company expired.

D-3

Article 21 - Compensation for interested parties and senior officers which was recognized in the financial statements for December 31, 2023

The following are details of the compensation granted in 2023, as recognized in the Company’s financial statements, to each of the five highest compensated persons from among the senior officers in the Company or in a corporation under its control, whether the compensation was granted in connection with service in the Company or a corporation under its control, whether the compensation was granted by the Company or by any other, and the compensation to interested parties in the Company in connection with services provided as role holders in the Company, and for any other interested party in the Company, if the compensation was granted to him by the Company or by a corporation under its control in connection with services provided as a role holder in the Company or a corporation under its control, whether employment relations exist or not, and even if the interested party is not a senior officer. For details concerning the terms of employment of officers and interested parties - see below:

Details of compensation recipient				Compensation for services							Other compensation			Total	Total without equity compensation
Name	Position	FTE (in percentage)	Rate of holding in the corporation’s capital, fully diluted, at the time of publication of the report (%)	Salary*	Grant	Share-based pay	Management fees	Consulting fees	Commission	Other**	Interest	Rent	Other	Total (in NIS thousands) ***	Total (in NIS thousands)
Boaz Weizer	CEO of the Company	100	0.82%	915	-	507	-	-	-	136	-	-	-	1,559	1,051
Avi Cohen	Chairman of the Board of Directors	40 (starting in March 2023)	1.51%	330	-	443	-	-	-	-	-	-	-	773	330
Ilan Ben David	CTO	100	2.93%	684	-	548	-	-	-	-	-	—	-	1,231	684
Nir Zohar	Served as VP customers until November 2023	100	1.97	698	-	546	-	-	-	-	-	-	-	1,243	698
David Pincu	Served as VP Regulation May 2023 Chief Engineer starting from May 2023	100 (until May 2023) 60% position starting from May 2023	1.97%	606	-	546	-	-	-	-	-	-	-	1,152	606
	External Directors and other director (including former directors)	-	-	Director’s compensation pursuant to the regulations	-	-	-	-	-	-	-	-	-	181	-
Doron Vadai	Director	-	0.22%	-	61									61
Manuel Fernandez	Director	15	0.3%	88	82									170	88

*	The salary component in the table above constitutes the total cost of employment, including salary, social provisions and ancillary benefits as customary at the Company pursuant to the employment agreements.
**	Vehicle expenses.
***	1)	The exercise price of the options allotted to the CEO of the Company (after the capital consolidation of March 25, 2024) is USD 15.63 while the share price at the time of the report is 17.01 NIS, such that the equity compensation for the date of the report is far out of the money.

2)	The exercise price of the options granted to the chairman of the Board of Directors (after the capital consolidation of March 25, 2024) is between 28.59 to 42.66 NIS while the share price at the time of this report is 17.01 NIS such that the equity compensation for the date of the report is far out of the money.
3)	The exercise price of the options granted to the CTO (after the capital consolidation of March 25, 2024) – range between USD 7.57 to 7.81, while the share price at the time of the report is 17.01 NIS such that the equity compensation for the date of the report is far out of the money.
4)	The exercise price of the options granted to the former VP Customers (after the capital consolidation of March 25, 2024) – range between USD 7.57 to 7.81, while the share price at the time of the report is 17.01 NIS such that the equity compensation for the date of the report is far out of the money.
5)	The exercise price of the options granted to the former VP Regulation, and the Chief Engineer (after the capital consolidation of March 25, 2024) – range between USD 7.57 to 7.81, while the share price at the time of the report is 17.01 NIS such that the equity compensation for the date of the report is far out of the money.
6)	The exercise prices of the options granted to Director Diron Vadai (after the capital consolidation of March 25, 2024) range between 59 to 42.66 NIS, while the share price of the date of the report is 17.01 NIS such that the equity compensation on the date of the report is far out of the money.
7)	The exercise prices of the options granted to Director Manuel Fernandez (after the capital consolidation of March 25, 2024) range between NIS 59 to NIS 42.66, while the share price of the date of the report is 17.01 NIS such that the equity compensation on the date of the report is far out of the money.

D-4

Article 21 – Payments to senior officers (continued)

Quantities and exercise price of the options granted to officers in Article 21 are adjusted after the capital consolidation of the Company of March 25, 2024.

(1)	Synopsis of the terms of service of Boaz Weizer in his position as CEO of the Company:

Mr. Weizer has served as CEO of the Company since November 1, 2020.

According to the employment agreement between the Company and Mr. Weizer of September 16, 2020, Mr. Weizer is employed at the Company as a CEO and is entitled to a (gross) monthly salary of NIS 60,000. The terms of service of Mr. Weizer are in respect of his position as CEO of the Company only.

Furthermore, Mr. Weizer is entitled to social benefits and additional ancillary benefits, inter alia, a company vehicle and vehicle expenses (including fuel, toll roads, insurance, and maintenance), managers insurance or a pension fund or a combination of the two, continuing education fund, convalescence pay and 24 annual vacation days (accumulation up to 36 vacation days).

Mr. Weizer’s employment period is indeterminant and may be ended within the first 12 months of his employment by advance notice in writing as determined by law. After the first 12 months of his employment, advance notice in writing will be 90 days by each of the parties. Additionally, in certain instances which are defined in his employment agreement, the Company may terminate Mr. Weizer’s employment immediately and without advance notice.

Pursuant to an amendment to the employment agreement approved on February 16, 2021, by the Company’s general meeting after approval of its Board of Directors, Mr. Weizer may be entitled to an annual bonus at a rate of up to four salaries, subject to achievement of financial or other targets from a list set forth below: EBITDA; pretax profits; annual sales budget; annual order budget; orders backlog; achievement of budget targets in special projects/categories; achievement of milestones of significant projects including in development and licensing/regulatory processes; completion of significant joint ventures; preservation and recruitment of human capital; or other special criteria as defined by the Company’s Board of Directors annually.

The mix of targets from those indicated above, their weight and the minimum threshold thereof entitling the metric-based grant will be determined annually by the compensation committee and Board of Directors, to such extent possible, during the first quarter of every year. The compensation for achieving the metric-based targets will be calculated in the following manner: a multiple of the rate of achievement by the relevant weight of the target in the compensation formula and the target grant which will be determined for Mr. Weizer.

In the event of termination of Mr. Weizer’s employment during a calendar year, unless it is for cause, Mr. Weizer may be entitled to a proportional share of the annual grant pursuant to his period of employment in the same year.

Mr. Weizer has signed a confidentiality, noncompetition, and non-solicitation appendix with the Company, which determines, inter alia, that for a period of 12 months from the conclusion of his employment at the Company, Mr. Weizer may not compete with the Company, all in accordance with the terms determined in the employment agreement. Furthermore, Mr. Weizer has declared in his employment agreement that all of the proprietary information will belong to the Company.

D-5

Equity compensation: under the Company’s option plan, in November 2020 Mr. Weizer was granted 873,200 (76,436 after capital consolidation) (unregistered) options which may be exercised into 873,200 (76,436 after capital consolidation) ordinary shares of the Company. Such options have an incremental vesting period over the course of 4 years starting from November 2020 (25% after 12 years from the grant date and with the remainder vesting quarterly over 36 months) and may be exercised in consideration for an exercise price of USD 1.367 (15.63 after capital consolidation). It is clarified that the share price at the time of this report is 17.01 NIS, such that the equity compensation on the date of the report is far out of the money. As of the current date, 81.25% of the options have vested. The grant is pursuant to Section 102 of the Income Tax Ordinance in the capital route with a trustee.

Mr. Weizer is entitled to payment or refund of expenses required for fulfillment of his position and officer’s insurance, indemnification, and exculpation as customary at the Company for all officers therein.

(2)	The terms of service and employment of Avi Cohen in respect of his position as chairman of the Board of Directors of the Company:

Mr. Cohen has served as chairman of the Company’s Board of Directors since May 18, 2021.

According to the service agreement between the Company and Mr. Cohen which was approved by the general meeting on September 2, 2021, as amended (see the immediate report of March 12, 2023, Reference No.: 2023-01-021313), in consideration for his services as an active chairman of the Company’s Board of Directors at a scope of 40% FTE (starting in March 2023 – previously 20%), Mr. Cohen is entitled to a quarterly consideration of NIS 90,000 (with the addition of VAT) starting from March 2023 (previously – the quarterly consideration was NIS 45,000 from the date of commencement of his tenure).

Each party to the agreement will be entitled to terminate such agreement, at any time, by advance notice in writing of 30 days to the counterparty. However, the Company may immediately terminate the agreement without advance notice in the event of the occurrence of severe circumstances set forth in the agreement.

Equity compensation: under the Company’s option plan, in April 2023, Mr. Cohen was granted 1,032,502 (unregistered) (90,275 after capital consolidation) options which may be exercised into 1,032,502 (90,275 after capital consolidation) ordinary shares of the Company, in lieu of 899,211 (78,621 after capital consolidation) (unregistered) options which were granted to him in September 2021. Such options will vest incrementally over three years starting from March 2, 2023, the date of the Board of Directors’ resolution as to the grant), (33.33% after 12 months from the grant, meaning 344,167 (30,093 after capital consolidation) option, and thereafter upon the passage of every additional six months of continuous service, 172,084 (15,045 after capital consolidation) of the options will vest, until 100% of the options have vested after three years from the date of the grant) and they may be exercised in consideration for an exercise price as follows: the exercise price in respect of one-third of the options (344,167 options) (30,093 after capital consolidation) (in this section – the “First Part”) is 250 agurot (28.59 NIS after capital consolidation) per share. The exercise price for an additional third of the options (344,167 options) (30,091 after capital consolidation) (in this section – the “Second Part”) is 287 agurot (32.82 after capital consolidation). The exercise price in respect of the last third of the options (344,168 options) (30,091 after capital consolidation) (in this section – the “Third Part”) is 373 agurot (42.66 NIS after capital consolidation). It is clarified that the share price at the time of the date of this report is 17.01 NIS, such that the equity compensation on the date of the report is far out of the money.

D-6

Notwithstanding the foregoing, to such extent as on the date of the “change in control”3 Mr. Cohen will continue providing services to the Company, then all of the options allotted to him will be accelerated and will vest, and may be exercised until their original expiry date. Currently, 0% of the options have vested. The grant is pursuant to Section 102 of the Income Tax Ordinance in the capital route with a trustee.

Additionally, as customary for directors in the Company (including external directors), Mr. Cohen is included in a director’s and officer’s liability insurance policy held by the Company, and is entitled to an exculpation deed and an indemnity undertaking in the format customary at the Company.

Mr. Cohen has signed a confidentiality, noncompete, and non-solicitation appendix with the Company.

For additional details, see the immediate report concerning the invitation of the special general meeting of Company shareholders of March 12, 2023 (Reference No.: 2023-01-021313), and immediate report concerning the results of the meeting of April 17, 2023, as published on April 17, 2023 (Reference No.: 2023-01-041892) which are included by way of reference.

(3)	Terms of service and employment of Ilan Ben David in his position as CTO

Mr. Ben David is one of the founders of the Company, and has served as its CTO since November 1, 2020, and is an employee of the Company. Prior to his position as CTO, Mr. Ben David served as CEO of the Company from April 2023. The terms of service of Mr. Ben David are for his role as CTO only.

According to his employment agreement, Mr. Ben David is entitled to a monthly (gross) salary of NIS 45,000.

Additionally, Mr. Ben David is entitled to social benefits and ancillary benefits, inter alia, managers insurance or a pension fund or a combination of the two, continuing education fund, convalescence pay, and annual vacation days (a limited right to accumulate vacation days).

Mr. Ben David’s employment period is indeterminate and may be terminated by advance notice in writing of 60 days by each of the parties. In addition, in certain instances defined in his employment agreement, the Company may terminate Mr. Ben David’s employment immediately without advance notice. Mr. Ben David has signed a confidentiality, noncompete and non-solicitation appendix with the Company, in which it was determined, inter alia, that for a period of 12 months from termination of the employment of the Company, Mr. Ben David may not compete with the Company, all in accordance with the terms established in the employment agreement and he has declared that any proprietary information will belong to the Company.

3 “Change of control” for such purpose means - any transaction or series of associated transactions save for a public offering or a good faith finance transaction whose principle purpose is to raise capital for the Company, where as a result thereof a person or an entity, directly or indirectly, acquires 50% or more of the issued and paid up share capital of the Company. In the event of a merger transaction as stated, or some other similar transaction, the options may be exercised until a date which is seven (7) prior to the date of completion of the transaction, such that the shares stemming from the exercise of the options, which have vested, as stated, will be sold in the framework of the transaction and thereafter will expire (when the exercise may be contingent upon completion of the transaction.

D-7

Equity compensation: under the Company’s option plan, Mr. Ben David was granted options as follows: (1) in 2017, 223,120 (19,508 after capital consolidation) (unregistered) options were granted which may be exercised into 223,120 (19,508 after capital consolidation) ordinary shares of the Company. Such options vest incrementally over four years starting in December 2017 (25% after 12 months and the remainder vesting quarterly over the course of 36 months). Thus, as of this date, 100% of the options have vested and may be exercised in consideration for an exercise price of USD 0.662 (7.57 after capital consolidation). In addition, in the event that Mr. Ben David’s employment ends other than “for cause” (as defined in the options plan), Mr. Ben David will be entitled to exercise the options which had vested until the date of his employment for a period of 60 months from the date of the end of his employment as stated; (2) in 2019 – 36,000 (3,147 after capital consolidation) (unregistered) options which may be exercised into 36,000 (3,147 after capital consolidation)ordinary shares of the Company were granted. Such options vest incrementally over four years starting in February 2019 (25% after 12 months and the remainder vesting quarterly over the course of 36 months). Thus, as of this date, 100% of the options have vested and may be exercised in consideration for an exercise price of USD 0.68345 (7.81 after capital consolidation); (3) In 2020, 840,000 (73,444 after capital consolidation) (unregistered) options were granted which may be exercised into 840,000 (73,444 after capital consolidation) ordinary shares of the Company. Such options vest incrementally over four years starting in October 2019 (25% after 12 months and the remainder vesting quarterly over the course of 36 months). Thus, as of this date, 100% of the options have vested and they may be exercised in consideration for an exercise price of USD 0.68345 (7.81 after capital consolidation). will As specified above, the exercise prices of the options granted to Mr. Ben David are between USD 0.662 to 0.68345 (between 7.57 to 7.81 after capital consolidation), while the share price on the date of this report is 17.01 NIS, such that the equity compensation as of the date of the report is out of the money.

In addition, if Mr. Ben David’s employment is terminated other than “for cause” (as defined in the option plan), Mr. Ben David will be entitled to exercise the options which had vested until the date of his employment for a period of 60 months from the date of the conclusion of his employment as stated.

Mr. Ben David is entitled to payment or reimbursement of expenses required for fulfillment of his position and for officer’s insurance, indemnity, and exculpation as customary for all officers in the Company.

According to the amendment to the employment agreement, of February 16, 2021, as approved by the general meeting of the Company after approval of its Board of Directors, Mr. Ben David may be entitled to an annual grant of up to three salaries subject to achieving targets and metric-based goals, as determined by the CEO of the Company and/or compensation committee, annually, after approval of the financial reports, and to such extent as possible, during the first quarter of each year.

In the event that Mr. Ben David concludes his employment during a calendar year, save if it was for cause, Mr. Ben David may be entitled to a proportional share of the annual grant pursuant to the period of his employment in such year.

D-8

(4)	Terms of service and employment of Nir Zohar for his position as former VP Customers (until November 2023)

Mr. Zohar is one of the founders of the Company and served as a VP in the Company from April 2, 2013, until November 2023.

According to his employment agreement, Mr. Zohar is entitled to a (gross) monthly salary of NIS 45,000.

Furthermore, Mr. Zohar is entitled to social benefits and ancillary benefits, inter alia, managers insurance or a pension fund or a combination thereof, continuing education fund, convalescence pay, and annual vacation days (a limited right to accumulate vacation days).

Mr. Zohar’s employment is for an indeterminate period, and may be ended by advance notice in writing of 60 days by either of the parties. In addition, in certain instances defined in his employment agreement, the Company may terminate Mr. Zohar’s employment immediately without advance notice. Mr. Zohar has signed a confidentiality, noncompete, and non-solicitation appendix with the Company, which determines, inter alia, that for a period of 12 months from the conclusion of his employment at the Company Mr. Zohar may not compete with the Company, all according to the terms established in his employment agreement, and he has declared that all of the proprietary information will belong to the Company.

Equity compensation: under the Company’s option plan, Mr. Zohar was granted options as follows: (1) in 2017, 223,120 (19,508 after capital consolidation) (unregistered) options were granted which may be exercised into 223,120 (19,508 after capital consolidation) ordinary shares of the Company. Such options vest incrementally over four years starting in December 2017 (25% after 12 months and the remainder vesting quarterly over the course of 36 months). Thus, as of this date, 100% of the options have vested and they may be exercised in consideration for an exercise price of USD 0.662 (7.57 after capital consolidation). In addition, in the event that Mr. Zohar’s employment ends other than “for cause” (as defined in the options plan), Mr. Zohar will be entitled to exercise the options which had vested until the date of his employment for a period of 24 months from the date of the end of his employment as stated; (2) in 2019 – 28,000 (2,448 after capital consolidation) (unregistered) options which may be exercised into 28,000 (2,448 after capital consolidation) ordinary shares of the Company were granted. Such options vest incrementally over four years starting in February 2019 (25% after 12 months and the remainder vesting quarterly over the course of 36 months). Thus, as of this date, 100% of the options have vested and they may be exercised in consideration for an exercise price of USD 0.68345 (7.81 after capital consolidation); (3) In 2020, 840,000 (73,444 after capital consolidation) (unregistered) options were granted which may be exercised into 840,000 (73,444 after capital consolidation) ordinary shares of the Company. Such options vest incrementally over four years starting in October 2019 (25% after 12 months and the remainder vesting quarterly over the course of 36 months). Thus, as of this date, 100% of the options have vested and they may be exercised in consideration for an exercise price of USD 0.68345 (7.81 after capital consolidation). As specified above, the option exercise prices granted to Mr. Zohar are between USD 0.662 to 0.68345 (between 7.57 to 7.81 after capital consolidation), while the share price on the date of this report is 17.01 NIS, such that the equity compensation as of the date of the report is out of the money.

D-9

Furthermore, if Mr. Zohar’s employment is terminated other than “for cause” (as defined in the option plan), Mr. Zohar will be entitled to exercise the options which had vested until the date of his employment for a period of 60 months from the date of the conclusion of his employment as stated.

Mr. Zohar is entitled to payment or reimbursement of expenses required for fulfillment of his position and for officer’s insurance, indemnity, and exculpation as customary for all officers in the Company.

According to the amendment to the employment agreement, of February 16, 2021, Mr. Zohar may be entitled to an annual grant of up to three salaries, subject to achieving targets and metric-based goals, as determined by the CEO of the Company and/or compensation committee, annually, after approval of the financial reports, and to such extent as possible, during the first quarter of each year.

In the event that Mr. Zohar concludes his employment during a calendar year, other than for cause, Mr. Zohar may be entitled to a proportional share of the annual grant pursuant to the period of his employment in such year.

(5)	The terms of service and employment of David Pincu in the position of former VP Regulation (until May 2023) and of Chief Engineer

Mr. Pincu, one of the founders of the Company, served as VP in the Company from April 2, 2013 until the month of May 2023, and has served since as Chief Engineer while employed at the Company in a 60% position.

According to his employment agreement, Mr. Pincu is entitled to a (gross) monthly salary of NIS 45,000 for a full-time position.

Additionally, Mr. Pincu is entitled to social benefits and ancillary benefits, inter alia, managers insurance or a pension fund or a combination of the two, continuing education fund, convalescence pay, and annual vacation days (with a limited right to accumulate vacation days).

Mr. Pincu’s employment period is indeterminate and may be terminated by advance notice in writing of 60 days by each of the parties. In addition, in certain instances defined in his employment agreement, the Company may terminate Mr. Pincu’s employment immediately without advance notice. Mr. Pincu has signed a confidentiality, noncompete, and non-solicitation appendix with the Company, in which it was determined, inter alia, that for a period of 12 months from termination of the employment of the Company, Mr. Pincu may not compete with the Company, all in accordance with the terms established in the employment agreement and, he has declared that any proprietary information will belong to the Company.

D-10

Equity compensation: under the Company’s 2015 option plan, Mr. Pincu was granted options as follows: (1) in 2017, 223,120 (19,508 after capital consolidation) (unregistered) options were granted which may be exercised into 223,120 (19,508 after capital consolidation)ordinary shares of the Company. Such options vest incrementally over four years starting in December 2017 (25% after 12 months and the remainder vesting quarterly over the course of 36 months). Thus, as of this date, 100% of the options have vested and they may be exercised in consideration for an exercise price of USD 0.662 (7.57 after capital consolidation). In addition, in the event that Mr. Pincu’s employment ends other than “for cause” (as defined in the options plan), Mr. Pincu will be entitled to exercise the options which had vested until the date of his employment for a period of 24 months from the date of the end of his employment as stated; (2) in 2019 – 28,000 (2,448 after capital consolidation) (unregistered) options which may be exercised into 28,000 (2,448 after capital consolidation)ordinary shares of the Company were granted. Such options vest incrementally over four years starting in February 2019 (25% after 12 months and the remainder vesting quarterly over the course of 36 months). Thus, as of this date, 100% of the options have vested and they may be exercised in consideration for an exercise price of USD 0.68345 (7.81 after capital consolidation); (3) In 2020, 840,000 (73,444 after capital consolidation) (unregistered) options were granted which may be exercised into 840,000 (73,444 after capital consolidation)ordinary shares of the Company. Such options vest incrementally over four years starting in October 2019 (25% after 12 months and the remainder vesting quarterly over the course of 36 months). Thus, as of this date, 100% of the options have vested and they may be exercised in consideration for an exercise price of USD 0.68345 (7.81 after capital consolidation). As specified above, the option exercise prices granted to Mr. Pincu are between USD 0.662 to 0.68345 (between 7.57 to 7.81 after capital consolidation), while the share price on the date of this report is 17.01 NIS, such that the equity compensation as of the date of the report is out of the money.

In addition, if Pincu’s employment is terminated other than “for cause” (as defined in the option plan), Mr. Pincu will be entitled to exercise the options which had vested until the date of his employment for a period of 60 months from the date of the conclusion of his employment as stated.

Mr. Pincu is entitled to payment or reimbursement of expenses required for fulfillment of his position and to officer’s insurance, indemnity, and exculpation as customary for all officers in the Company.

Mr. Pincu may be entitled to an annual grant of up to three salaries subject to achieving targets and metric-based goals, as determined by the CEO of the Company and/or compensation committee, annually, after approval of the financial reports, and to such extent as possible, during the first quarter of each year.

In the event that Mr. Pincu concludes his employment during a calendar year, save if it was for cause, Mr. Pincu may be entitled to a proportional share of the annual grant pursuant to the period of his employment in such year.

Compensation granted to interested parties by the Company:

(a)	Director’s compensation

On February 11, 2021, the Company’s Board of Directors and general meeting approved that the external directors and independent director who will be appointed to the Company, would be entitled to annual compensation and participation compensation pursuant to the amount set forth in the Companies Regulations (Rules Concerning Compensation and Expenses for External Director), 5760–2000, pursuant to the Company’s capital classification (as defined in the aforementioned regulations) as they may be from time to time. Such directors will be entitled to full reimbursement of reasonable expenses incurred in respect of participation in Board of Directors meetings and its committees, or in the framework of their position as directors.

D-11

Additionally, at the time of the appointment of Mr. Dan Weintraub as a member of the compensation committee, he was approved by the compensation committee and the Company’s Board of Directors, compensation which is identical to the remainder of the directors who are members of the committee.

For the compensation paid to the directors Doron Vadai and Manuel Fernandez – see the immediate report regarding the invitation of the special general meeting of company shareholders of March 12, 2023 (Reference No.: 2023-01-021313) and the immediate report regarding the results of the meeting of April 17, 2023, as published on April 17, 2023 (Reference No.: 2023-01-041892) presented by way of reference.

(b)	Compensation policy for officers and directors

On February 11, 2021, the Company’s Board of Directors and general meeting of shareholders approved the Company’s officers compensation policy (“Compensation Policy”). The Compensation Policy entered into force on the date of the listing of the securities proposed under the prospectus in the Stock Exchange. Additionally, pursuant to Article 1 of Companies Regulations (Relief Concerning the Obligation to Establish a Compensation Policy), 5773-2013, the Compensation Policy described in the prospectus will be deemed a policy determined under Section 267A of the Companies Law and will require approval only with the passage of five years from completion of the initial listing of the Company stocks for trading on the Stock Exchange. On August 26, 2021, the Company’s Board of Directors approved an amendment to the Compensation Policy after an advance recommendation of the compensation committee, and on October 14, 2021, the general meeting approved the amendment to the Compensation Policy. The period of the amended Compensation Policy remains unchanged from the Compensation Policy approved initially as stated above.

(c)	Directors and officer’s liability insurance

The following are details concerning the terms of the officer’s insurance policy at the Company which is valid as of the date of the publication of the report, including controlling shareholders in the Company (if any) in their position as directors:

The total amount of insurance coverage per event and per 12-month period starting on February 17, 2024 and until August17, 2024, for all the directors and officers in the Company, is USD 10 million per event and cumulatively, in addition to reasonable legal expenses. The annual premium amount is 12,500. The amount of the Company’s deductible under the policy is 25,000, save for claims in the US where the deductible is 37,500, and save for securities claims where the deductible is USD 35,000. It is noted that the terms of the current policy are similar to the terms of the policy which preceded it, see the immediate report save for the insurance period (six months instead of 12 months).

In addition, at the time of the initial public offer in February 2021, the Company’s Board of Directors and general meeting approved the engagement of the Company in a designated insurance policy for offerings (Public Offering of Securities Insurance – POSI) for a period of seven years. The limit of liability in the officer’s insurance is up to USD 10 million per event and per insurance period. The premium is a one-time payment of USD 144,000. The deductible for the Company in respect of claims under the POSI is up to USD 1 million.

In addition, some of the directors and officers were granted indemnity deeds in the past which will remain valid and apply in respect of events which occurred until the issue of new indemnity deeds as stated below.

D-12

(d)	For the terms of the directors and officer’s insurance, to such extent as the merger transaction with the SPAC will be completed, see Section 3.1 of the general meeting invitation report of February 22, 2024, Reference No. 2024-01-018597.

Exculpation and indemnification of officers

On February 11, 2021, the Company’s Board of Directors and general meeting approved the granting of exculpation and indemnification as specified below.

(1)	Exculpation – subject to the provisions and exceptions determined at law in connection with exculpating officers, the Company exculpates its officers including those who are controlling shareholders therein, in advance, for any liability toward it due to damage caused and/or which will be caused to it, directly or indirectly, if caused and/or will be caused, due to breach of the duty of care toward it in an action made by an officer in good faith by virtue of being an officer in the Company and/or a subsidiary and/or an associated company of the Company and/or at the request of the Company and/or subsidiary and/or associated company, officer in any other company.

This exculpation will not apply to any of the following: breach of fiduciary duty, save if the officer acted in good faith and had reasonable basis to assume that the action would not harm the interests of the Company; breach of the duty of care concerning distribution; breach of the duty of care made with intent or carelessly, save if made negligently only; actions with intent to unlawfully derive personal profit; a fine or ransom imposed upon the officer; a decision or a transaction which a controlling shareholder in the Company or an officer therein has a personal interest in.

(2)	Indemnification – the Company undertakes to indemnify, in advance or in retrospect, as permitted in the Company’s articles of incorporation, the officers therein (including directors), including officers who are controlling shareholders therein, in respect of any obligation or expense (as specified in the indemnity deed), including reasonable litigation costs and indemnification pursuant to the Securities Law and subject to its provisions. The maximum indemnification amount paid by the Company to all of its officers cumulatively with respect to the aforementioned monetary obligation stated in Section 4.1.1 of the deed of exculpation and indemnity undertaking will not cumulatively exceed 25% of the Company’s equity (as will be in the latest consolidated financial statements of the Company proceeding the payment of the amount of the indemnity) or NIS 10 million, the higher of the two, with the addition of amounts which will be received, if any, from an insurance company in the framework of insurance in which the Company engaged and/or indemnification from any person other than the Company).

(3)	For the terms of the exculpation and indemnification for directors and officers to such extent as the merger transaction with the SPAC will be completed, see Section 3.2 of the general meeting invitation report of March 18, 2024, Reference No. 2024-01-023401.

D-13

Article 21A – The controlling shareholder in the Company

The Company has no controlling shareholders.

Article 22 – Transactions with controlling shareholders during the reported period and after the date of the report regarding the financial status

None.

Article 24 – Holdings of interested parties and senior officers in the Company

For details, see the immediate report of March 28, 2024 (Reference No.: 2024-01-028501).

To the best of the Company’s knowledge, the interested parties in the Company do not hold shares or other securities of an investee company of the Company whose activity is material to the Company’s activity, at the time of the Periodic Report.

Article 24A – Registered capital, issued capital, and convertible securities

For details concerning the capital of the Company, see note 13 to the Company’s financial statements for the 2023 attached to this Periodic Report.

Article 24B – Registry of shareholders of the Company

For details, see the immediate report of March 26, 2024 (Reference No.: 2024-01-026635).

Article 25A – Registered address and corporate details

Company Company’s registered address: 4 HaMelacha Street, Lod

Email: ruth.smadja@zoozpower.com

Telephone: 08-6805566; Fax: 08-6425032

D-14

Article 26 – Directors of the Company as of the date of publication of the report4

Director’s name and ID number	Date of birth	Address for the delivery of due process documents	Nationality	Membership in a committee or committees of the Board of Directors	Independent director/external director	Has accounting and financial expertise or professional qualification	A position held as an employee of the Company, of its subsidiary, of its affiliated company, or of an interested party	Company date on which he began/ceased to serve as a director of the Company	Education	Occupation in the last 5 years and details of corporations in which he serves as a director	Relation of another interested party in the Company
Avi Cohen 51922201	May 22, 1953	Magal 35, Savyon, 5652835	Israeli	Appointments Committee	No	Yes	No	May 18, 2021	- Bachelor of Science in Electrical Engineering and Applied Physics, Case Western Reserve University - Master’s degree in electrical engineering and applied physics, Case Western Reserve University

Director, Nova Measuring Systems;

Chairman of Board of Directors, Xjet Ltd. (until third quarter 2023);

Director, Cortica Ltd.;

Director, CGS Tower Network;

Director and Audit Committee Member Cognyte Software (starting June 2023)

No
Doron Vadai 054176565	January 9, 1958	HaMaginim Street 3, Kiryat Ono	Israeli	No	No	No	Officer at Afcon Electrical Transportation Ltd., a subsidiary of an interested party in the Company – Afcon Holdings Ltd.	March 22, 2022	- Bachelor of Mechanical Engineering, Tel Aviv University	- Chairman Afcon Electrical Transportation Ltd.; - Co-Chairman Shlomo Motors Ltd.; - CEO of Shlomo Motors Ltd.;	No
Dan Weintraub 059175273	March 6, 1965	Yehuda Halevi 85, Tel Aviv	Israeli	Investment Committee	No	Accounting and financial expertise	Chairman of the Board of Directors of Teva Capital Ltd., which is an interested party in the Company.	February 9, 2021	- Bachelor’s degree in Political Science and Economics, Hebrew University; - MBA, Company Hebrew University;

CEO of Ratio Venture Capital Technologies;

Director of Investment and Business Development, Israel Venture Network;

Managing Partner, Cukerman Investment House Ltd.

Director of Viora until 2022

Corporations in which he currently serves as a director:

Perfection Technologies Ltd.;

Medic Vision – Imaging Solutions Ltd.;

Director (Chairman of the Board of Directors until 15.2.2024) and Chairman of the Finance Committee at Teva Capital Ltd.;

Wipe Flush Ltd.

Investment Committee Member – Unicorn Technologies Ltd.

No

4 For the composition of the Company’s Board of Directors, insofar as the merger transaction with the SPAC is completed, see Section 2.4.5 of the General assembly invitation report dated March 18, 2024, Reference No.: 2024-01-023401.

D-15

Director’s name and ID number	Date of birth	Address for the delivery of due process documents	Nationality	Membership in a committee or committees of the Board of Directors	Independent director/external director	Has accounting and financial expertise or professional qualification	A position held as an employee of the Company, of its subsidiary, of its affiliated company, or of an interested party	Company date on which he began/ceased to serve as a director of the Company	Education	Occupation in the last 5 years and details of corporations in which he serves as a director	Relation of another interested party in the Company
Elka Nir 056705981	February 20, 1961	HaPalmach Street 12, Zichron Ya’akov	Israeli	Audit Committee, Compensation Committee, Appointments Committee, Investment Committee, and Committee for Examining Financial Statements.	External Director	Yes	-	June 22, 2021	- Bachelor’s degree in Computer Science, Technion; - MBA, University of Haifa.

Director HBL – Hadasit Bio-Holdings Ltd.;

Director, Protecr Cancure Ltd.;

Director Carevature Ltd.

Corporations in which she currently serves as a director:

CEO and Director, Carmel Ltd. and Carmel Innovations Ltd.;

CEO and Director, E. leadin;

IceCure Medical Ltd.; Trendlins Group Ltd.; Ciara Vision Ltd.; CanCuRX Ltd.; Isrod Ltd.

No
Kalanit Welfer 313782302	May 22, 1971	Ben Gurion Street 31, Zichron Yaakov 3092948	Israeli	Investment Committee	No	Has accounting and financial expertise	Yes. Managing Partner in Ella Fund 1, Limited Partnership, interested party in the Company.	August 19, 2019	- BA Middle East Studies, Bernard College; - MA in International Law, School of International and Public Affairs; - MBA (specialization in Finance, Columbia Business School).	- Managing Partner in Ella Fund 1, Limited Partnership; - Other corporations in which she serves as a director: - Director at Triplew Ltd. - Director at Sivan Advanced Technologies Ltd.	No
Shai Naftali Hod 036507663	December 14, 1979	Smadar 5, Jerusalem 9618605	Israeli	Investment Committee	No	Professional qualification	Yes. CEO of iArgento Ltd. and CEO of iArgento Investment Fund in Chakratech, Limited Partnership, which are interested parties in the Company.	November 13, 2019

- BA in Business Administration, Sociology and Anthropology, Company Hebrew University of Jerusalem;

- MBA, Company Open University;

- Marketing and Investment Advice License, Israel Securities Authority;

- Insurance Agent License, Capital Market, Insurance and Savings Authority.

										-2012-present: CEO of iArgento Ltd. - Other corporations in which he serves as a director: - iArgento Ltd. - Parrot Systems Ltd.	No

D-16

Director’s name and ID number	Date of birth	Address for the delivery of due process documents	Nationality	Membership in a committee or committees of the Board of Directors	Independent director/external director	Has accounting and financial expertise or professional qualification	A position held as an employee of the Company, of its subsidiary, of its affiliated company, or of an interested party	Company date on which he began/ceased to serve as a director of the Company	Education	Occupation in the last 5 years and details of corporations in which he serves as a director	Relation of another interested party in the Company
Ronit Biran	November 15, 1964	HaSigalit Street 1, Tel Mond	Israeli	Audit Committee, Compensation Committee, Appointments Committee, and Committee for Examining Financial Statements.	External Director as of 31.7.2023	Has accounting and financial expertise	-	July 31, 2023	- BA in Economics and Accounting, Ben Gurion University

- Director of the following companies: Ashra Israel Foreign Trade Risks Insurance Company Ltd.; Cellect Biotechnology Ltd. (until October 2021), Association of Internal Auditors (until December 2019).

- Internal Auditor at Shikun u Binui Group (until December 2019).

- Lecturer at several leading bodies in courses for directors and officers.

No

Directors who served in -2023 and have completed their term of office:

On June 25, 2023, Mr. Amit Nissenbaum ceased serving as a director in the Company. For details, see the immediate report dated June 25, 2023 (Reference No.: 2023-01-069288).

On July 31, 2023, Mrs. Michal Lorberbaum ceased serving as an external director in the Company. For details, see the immediate report dated August 1, 2023 (Reference No.: 2023-01-071671).

D-17

Article 26a – Senior officers of the Company who are not directors as of the date of publication of the report

Name of senior officer and ID number	Date of birth	Date of commencement of tenure	His position in the Company, its subsidiary, its related company, or its interested party	Interested party in the Company	Relation of another senior officer or interested party in the Company	Education	Occupation in the last 5 years
Boaz Weizer 028591790	July 20, 1971	November 1, 2020	CEO	No	No	- B.Sc. in Electrical and Electronic Engineering, Technion; - MBA, Technion.	- 2015-2020: VP R&D and Engineering – Elbit Systems Optoelectronics (Elop) Ltd.
Ilan Ben David 058279977	November 23, 1963	February 5, 2013	Company employee – Chief Technology Officer	No	No	- B.Sc. in Mechanical Engineering, Tel Aviv University; - M.sc. in Electronic Engineering, Tel Aviv University.	- 2013 to November 2020: CEO of the Company; - November 2020 to date: CTO of the Company
Ruth Smadja 016999625	January 24, 1975	October 30, 2022	Company employee - CFO	No	No	- Bachelor of Business Administration – Accounting – College of Management Academic Studies.	- 2020-2022: CFO at Silentium Ltd.; - 2009-2020: CFO at Telrad Networks Ltd.
Ehud Zuri 059052258	January 13, 1965	August 7, 2022	Company employee – VP Product and Marketing	No	No	- BSc in Electrical and Computer Engineering.	- 2016-2022 Director of Products and Marketing at Spectronics – Emerson
Tal Harmon 022630172	September 12, 1966	August 28, 2022	Company employee – VP R&D	No	No	- BSc in Mathematics and Computer Science – Tel Aviv University; - MBA, Heriot Watt University, Edinburgh.	- 2015-2022 VP Development at Haikon Systems
Eyal Blum 025320714	February 2, 1973	March 1, 2023	Company employee – Chief Sales Officer	No	No	- Bachelor of Business Administration – Reichman University; - Bachelor of Laws – Reichman University; - MBA at the Academic Center.	- 2023 – 2015 VP Business Development at Drives
Dana Gottesman Erlich 037575735	August 8, 1975	June 23, 2021	Internal Auditor	No	No	- Bachelor of Business Administration – Rishon LeZion Academic College; - Master’s degree – Public Administration and Auditing – Bar Ilan University.	- Partner at BDO Israel CPA firm

Senior Officers who served in 2023 and ended their tenure before the publication of this report:

Nir Zohar ended his tenure as VP of Customers during the month of November 2023.

David Pincu ended his tenure as VP of Regulation during May 2023.Yarden Bouchler ended his tenure as VP at the Company during December 2023 (his term of employment in the Company will end on March 31, 2024).

D-18

Article 26B – Independent authorized signatory of the Company

None.

Article 27 – Accountant of the Company

Accountant’s name: PwC Israel Kesselman & Kesselman CPA

Registered Address: 146 Menachem Begin Road, Tel Aviv 6492103

Article 28 – Amendment to the articles of incorporation of the Company

For the amendment to the articles of incorporation of the Company deriving from the capital consolidation carried out by the Company, see the amended meeting invitation of March 6, 2024 (Reference No.: 2024-01-019948) and the results of the meeting invitation of March 11, 2024 (Reference No.: 2024-01-019948).

Article 29 – Recommendations and resolutions of the Board of Directors

Company numbers of the options indicated below are after the capital consolidation of March 25, 2024

1.	On November 1, 2021, the Company’s Board of Directors, after receiving approval of the Company’s compensation committee, approved a material private offering of 1,800,000 (157,381 after capital consolidation) non-marketable options which may be exercised into 1,800,000 (157,381 after capital consolidation) ordinary shares of the Company, to a trustee, to serve as a pool for granting of options to the employees. On July 5, 2022, the Company’s Board of Directors approved, after receiving approval of the Company compensation committee, an additional material private offering of 2,500,000 (218,584 after capital consolidation) non-marketable options which may be exercised into 2,500,000 (218,584 after capital consolidation) ordinary shares, to the trustee, to serve as a pool for granting of options to employees (jointly: the “Employee Option Pool”). Contemporaneously with the allotment on July 5, 2022, the Company published an employee plan. From within the Employee Option Pool, the Company granted 2,200,000 (192,354 after capital consolidation) non-marketable options in 2022, to 24 Company employees including the following officers: the COO, VP Product, CFO, and VP R&D. From within the Employee Option Pool, the Company granted 1,020,000 (89,182 after capital consolidation) non-marketable options in 2023, to 16 Company employees, including the VP Sales. As of the current date, the balance of the option pool includes 760,000 (66,450 after capital consolidation) non-marketable options.

2.	For additional details, see the amending report concerning material private offering of November 18, 2021 (Reference No.: 2021-01-099058), report regarding material private offering of July 14, 2022 (Reference No.: 2022-01-089800) and immediate reports concerning changes to the holdings of interested parties and officers of March 22, 2022, July 13, 2022, August 31, 2022, November 2, 2022 (Reference No.: 2022-01-032857, 2022-01-089065, 2022-01-090648, and 2022-01-131971 respectively) which are presented by way of reference.

3.	For the change in the articles of incorporation of the Company – see Article 28 above.

4.	Capital consolidation – on March 11, 2024, the general meeting approved the consolidation of the registered share capital and the issued share capital of the Company and the amendment to the articles of incorporation. For details, see the amended meeting invitation of March 6, 2024 (Reference No.: 2024-01-019948). The capital consolidation was carried out in practice on March 25, 2024.

D-19

5.	Resolutions of special general assemblies:

-	On April 17, 2023, the general meeting approved: the appointment of Mr. Manuel Fernandez as director at the Company until the end of the following annual meeting of Company shareholders, as well as the terms of his service; the granting of equity compensation to Mr. Doron Vidai, a Company director; revision of the terms of service of Mr. Avi Cohen, the active chairman of the Company’s Board of Directors.

-	On July 31, 2023, the general meeting approved: the reappointment of Kesselman & Kesselman CPA as the auditing accountant for the Company until the end of the following annual meeting of the Company, and authorization of the Company’s Board of Directors to determine the fees of the auditor in accordance with the scope of services granted by it; reappointment of directors who are not external directors: Messrs. Avi Cohen, Dan Weintarub, Shai Naftali Hod, Kalanit Welfer, Doron Vidai, Manuel Fernandez and the appointment of Mrs. Ronnit Biran as external director in the Company for a period of three (3) years commencing on the date of approval of her appointment by the general meeting, as well as approval of her terms of service.

-	On March 11, 2024, the general meeting approved: consolidation of the registered share capital and the issued share capital of the Company, and amendment of the Company’s articles of incorporation.

-	On March 21, 2024, the general meeting approved the engagement of the Company in a merger agreement with the SPAC and approved all of the ancillary resolutions which are integral to the merger transaction and performance of all of the ancillary actions required for completion of the merger as stated, and its execution under its terms.

For additional details, see the immediate reports of March 12, 2023 (Reference No.: 2023-01-021313), of June 25, 2023 (Reference No.: 2023-01-069297), of February 22, 2024 (Reference No.: 2024-01-018597) and of March 6, 2024 (Reference No.: 2024-01-019948).

Article 29A - Resolutions of the Company

1.	For details concerning resolutions of the Company concerning exculpation, insurance, and officers, see above.

2.	For details concerning approval of the Board of Directors of the Company after the approval of the compensation committee of the Company of June 22, 2023, for the issue of annual compensation and participation compensation to director Dan Weintraub, see the immediate report of June 25, 2023 (Reference No.: 2023-01-069291).

3.	For details concerning the collaboration agreement with Afcon Electrical Transportation Ltd. to establish and carry out a pilot at one of the Dor-Alon gas stations, see the immediate report of July 24, 2022 (Reference No.: 2022-01-093811. See also note 18C in the financial statements.

D-20

Names of the signatories	Positions

Chairman of the Board of Directors
Avi Cohen

CEO of the Company
Boaz Weizer

Date: March 31, 2024

This document is a translation of the Hebrew original. In case of differences, the Hebrew version shall prevail.

D-21

ZOOZ POWER LTD.

FINANCIAL STATEMENTS 2023

F-1

Auditor’s Report

to the Shareholders of

ZOOZ Power Ltd

We have audited the accompanying statements of financial position of ZOOZ Power Ltd (“the Company”) as of December 31, 2023 and 2022, and the statements of profit or loss, the statements of comprehensive loss, the statements of changes in equity and the statements of cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditor’s Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations, changes in equity and its cash flows for each of the years then ended in conformity with International Financial Reporting Standards (IFRS) and with the provisions of the Securities Regulations (Annual Financial Statements), 2010.

Without qualifying our above opinion, we draw attention to note 1d to the financial statements, which indicates that the Company has a current loss of NIS 50 million and a negative cash flow from operating activity of NIS 45.6 million in the year ended December 31, 2023. Such circumstances raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include adjustments to the values and classification of assets and liabilities that may be required should the Company be unable to continue as a going concern.

The key audit matters

The key audit matters below are the matters that were communicated or required to be communicated to the board of directors of the Company, and which, in our professional judgment, were of most significance in the audit of the financial statements of the current period. Those matters include, among other, any matter that (1) relates, or may relate, to items or disclosures that are material to the financial statements; and (2) involve ֵour especially challenging, subjective or complex judgments. Those matters were addressed in our audit and in forming our opinion on the financial statements, as a whole. The communication of those matters below does not alter our opinion on the financial statements taken as a whole, and we are not, by communicating the key audit matter below, providing a separate opinion on those matters or on the accounts or disclosures to which they relate.

In addition to the matter described in the paragraph above that indicates significant doubt about the ability of the Company to continue as a going concern, we identified and communicated the following as key audit matters:

Kesselman and Kesselman, Rad Building, 16 Hartum St., Mount Hotzvim, Jerusalem 9777516, Israel, PO Box 45192 Jerusalem 91451

Phone: +972-2-5418200, Fax: +972-2-5418201, www.pwc.com/il

F-2

Inventory amount

As indicated in note 3b and note 7 to the financial statements as of December 31, 2023, the Company’s balance of net inventory was NIS 10,858 thousand. To determine the balance of inventory at year-end, management examines the existence of the inventory items, among other things, through Inventory counting procedures, and determines the purchase price allocation and costs for processing the inventory (“allocation”). Additionally, the company examines the need to recognize a write off of the inventory based on estimates of the net realizable value, based on the estimated selling price of the finished goods inventory.

In light of the materiality of the inventory amount and the fact that this issue requires judgment and is an essential part of the audit procedures, we recognized, according to our professional judgment, that the determination of the inventory amount, including the examination of the inventory write off, is a key audit matter.

Audit procedures performed to address the key audit matter:

In relation to the key audit matters, we implemented the following main procedures:

●	gained understanding about the inventory process at the Company

●	were present during inventory count at the Company including a sample check of the existence and completeness of inventory.

●	performed substantive procedures, including sampling of documents supporting the cost of inventory

●	examined the allocation of purchasing price and processing costs, and the type of costs allocated to items of inventory

●	compared the expected selling price after period-end and the value of inventory used to determine the need for any inventory write off.

●	assessed the appropriateness of disclosure in the financial statements in respect of inventory.

Jerusalem,	Kesselman & Kesselman
March 31, 2024	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman and Kesselman, Rad Building, 16 Hartum St., Mount Hotzvim, Jerusalem 9777516, Israel, PO Box 45192 Jerusalem 91451

Phone: +972-2-5418200, Fax: +972-2-5418201, www.pwc.com/

F-3

ZOOZ POWER LTD.

Statement of Financial Position

		December 31
	Note	2023	2022
		NIS thousands
Assets
Current assets:
Cash and cash equivalents	5	24,198	72,386
Accounts receivable and debit balances	6	2,728	2,099
Inventory	7	10,858	6,741
Total current assets		37,784	81,226

Non-current assets:
Long-term restricted deposits	11B	812	790
Other long-term accounts receivable		287	316
Right of use assets	9	4,110	4,831
Fixed assets, net	8	5,777	2,545
Total non-current assets		10,986	8,482

Total assets		48,770	89,708

Liabilities and equity
Current liabilities:
Trade payables and service providers		1,943	1,707
Other payables	10	7,803	3,931
Liabilities with respect to government and other grants	3A	639	1,224
Current maturities of lease liabilities	9	1,121	1,129
Total current liabilities		11,506	7,991

Non-current liabilities:
Liabilities with respect to government and other grants		4,699	2,480
Lease liabilities	9	3,755	4,407
Total non-current liabilities		8,454	6,887

Total liabilities		19,960	14,878

Shareholders’ equity:
Ordinary share capital	12	17	17
Share premium		187,794	187,121
Capital reserve for share-based compensation		23,692	20,571
Accumulated loss		(182,693)	(132,879)
Total equity		28,810	74,830
Total liabilities and equity		48,770	89,708

Date of approval of the financial statements by the Company’s Board of Directors: March 31, 2024

Avi Cohen	Boaz Weizer	Rutti Smadja
Chairman of the Board of Directors	CEO	CFO

The attached notes are an integral part of the Condensed Financial Statements.

F-4

ZOOZ POWER LTD.

Statements of Comprehensive Loss

		For the year ended December 31
	Note	2023	2022
		NIS thousands
Sales	14	2,815	-
Cost of sale	15A	7,221	815
Gross Loss		4,406	815

Research and development expenses, net	15B	21,693	22,125
Sales and marketing expenses	15C	13,236	8,212
Administrative and general expenses	15D	11,056	9,071
Loss from operations		50,391	40,223
Financing income		1,737	1,300
Financing expenses		1,160	656
Financing expenses (income), net	15E	(577)	(644)
Total loss and comprehensive loss		49,814	39,579
Basic and diluted loss per ordinary share in NIS	16	(*)8.4	(*)7.7
Weighted average number of ordinary shares issued (in thousands)		(*)5,912	(*)5,166

(*)	represented to reflect the effect of capital consolidation. For further details see note 18b.

The attached notes are an integral part of the Condensed Financial Statements.

F-5

ZOOZ POWER LTD.

Statements of Changes in Equity

	Share capital	Premium	Capital reserve for share-based compensation	Accumulated loss	Total
	NIS thousands

Balance as of January 1, 2022	7	95,885	14,597	(93,300)	17,189
Change in 2022:
Private and public issuance of shares and options, net (less issuance costs totaling about NIS 5.7 million) (*)	10	91,069	-	-	91,079
Expiration of option warrants for employee shares	-	167	(167)	-	-
Share-based compensation	-	-	6,141	-	6,141
Loss for the year	-	-	-	(39,579)	(39,579)
Balance as of December 31, 2022	17	187,121	20,571	(132,879)	74,830

Change in 2023:
Expiration of option warrants for employee shares	-	673	(673)	-	-
Share-based compensation	-	-	3,794	-	3,794
Loss for the year	-	-	-	(49,814)	(49,814)
Balance as of December 31, 2023	17	187,794	23,692	(182,693)	28,810

(*)	For further details see Note 12A.

The attached notes are an integral part of the Condensed Financial Statements.

F-6

ZOOZ POWER LTD.

Statements of Cash Flows

	For the year ended December 31
	2023	2022
	NIS thousands
Cash flows for current activities -
Net cash used for current activities (see Appendix A)	(45,634)	(34,694)
Cash flows for investment activities:
Purchase of fixed assets	(3,390)	(1,819)
Change in restricted deposits	(22)	(42)
Net cash used for investment activities	(3,412)	(1,861)
Cash flows from financing activities:
Proceeds from issuing shares and exercising option warrants, net	-	91,079
Proceeds from government and other grants	2,366	168
Payments in respect to government and other grants	(84)	-
Principal payments of liabilities for leases	(1,028)	(428)
Payment of interest for leases	(603)	(412)
Net cash derived from financing activities	651	90,407
Increase (decrease) in cash and cash equivalents	(48,395)	53,852
Balance of cash and cash equivalents at the beginning of the year	72,386	17,607
Exchange rate differences in respect of balances of cash and cash equivalents	207	927
Balance of cash and cash equivalents at the end of the year	24,198	72,386

The attached notes are an integral part of the Condensed Financial Statements.

F-7

ZOOZ POWER LTD.

Statements of Cash Flows (Cont.)

	For the year ended December 31
	2023	2022
	NIS thousands
A. Appendix to the statement of cash flows - Net cash used for current activities:
Loss for the period	(49,814)	(39,579)
Adjustments in respect of:
Depreciation	881	438
Capital loss from disposal of fixed assets	-	55
Amortization of right-of-use assets	1,119	878
Financing expenses in respect of liabilities for government grants and others	531	50
Interest expenses for leases	573	574
Share-based compensation	3,794	6,141
Exchange rate differences for cash and cash equivalents	(207)	(927)
	6,691	7,209

Operational changes in working capital:
Decrease (increase) in account receivables and debit balances	(1,467)	460
Increase in inventory	(4,840)	(4,720)
Decrease in other long-term accounts receivable	29	50
Increase in trade payables and service providers	236	34
Increase in other payables	3,531	1,852
	(2,511)	(2,324)
	4,180	4,885
Net cash used for activities	45,634	(34,694)

B. Appendix of non-cash investment and financing:
Recognition of right-of-use assets against lease liabilities	398	1,067
Recognition of the liability in respect of government grants and other receivables	-	838
Classification of inventory as fixed assets	723	-

The attached notes are an integral part of the Condensed Financial Statements.

F-8

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 1 - General:

A.	General description of the Company and its activities:

ZOOZ Power Ltd. (hereinafter - the “Company”), a company resident in Israel, was incorporated and commenced operations in Israel on February 5, 2013. The Company’s offices are located at 4 HaMelacha St., Lod.

The Company is engaged in research and development, marketing and sales of energy storage systems to support fast chargers for electric vehicles. The system is based on kinetic storage in flywheels.

In March 2021, the Company completed its initial public offering of shares and warrants tradable on the Tel Aviv Stock Exchange and became a public company.

In March 2022, the Company completed raising private and public capital. For more details, see Note 12A.

In June 2023, the Company established a subsidiary in the Cayman Islands, ZOOZ Power Cayman (hereinafter - “the subsidiary”). The subsidiary is wholly owned by the Company. For further details, see Note 18.

B.	The effect of the Swords of Iron War that began in October 2023

1)	General

On October 7, 2023, following a surprise attack by the terrorist organization, Hamas, from the Gaza Strip, the Israeli government declared the “Swords of Iron” War. Following the attack from the Gaza Strip, an attack was also launched towards northern Israel by the terrorist organization, Hezbollah, from Lebanon and tensions in other sectors increased. As of the date of approval of the financial statements, the security situation in both the southern sector and the northern sector remained tense, and the uncertainty regarding the return to normalcy remains.

As part of dealing with the threats of a Swords of Iron War, the Israeli government ordered the evacuation of dozens of localities located in the south of the country, around the Gaza Strip, and in the north of the country, along the border with Lebanon, and also imposed restrictions on various gatherings, activities in workplaces and educational activities in accordance with the directives of the Home Front Command. In addition, many citizens were called to reserve service for extended periods of time.

F-9

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 1 - General (Cont.)

2)	Consequences of the continuation of the Swords of Iron War

The Company’s factory is located in the city of Lod. The Company’s facilities were not damaged during the war. In accordance with the guidelines of the National Emergency Authority, there is no denial of access or any restriction in the activity of the Company’s facilities. As of the date of publication of the financial statements, the Company operates normally, although about 10% of its employees are in active reserve service. As of the date of publication of the financial statements, there is no material impact on the Company’s supply chain. However, if the security situation continues for an extended period of time, the Company’s production capacity and even marketing and advertising activities outside of Israel may be affected. At this stage, the Company cannot reasonably assess the consequences of the continuation of the Swords of Iron War on the level of its activity and the results of this activity. These consequences depend, among other things, on the duration and scope of the war, on its economic effects on the entire economy in Israel and on the ability to raise capital from foreign and local investors and the industry in which the Company operates.

The Company continues regularly to monitor the development of events and considers the implications for its business activity and the measures it will take accordingly.

In the Company’s estimation, even in the case of the war continuing and the slowdown in economic activity in Israel, the Company will meet the repayment of its existing liabilities as of December 31, 2023, and as a result, it will be possible to continue its activities in accordance with the strategy it has outlined.

C.	Effect of the increase in inflation and interest rates

The increase in inflation rates during the year 2022 and 2023 in various countries around the world led the central banks to take action on significant monetary restraint so that interest rates increased in most of the world’s economies.

The increase in inflation and interest rates caused, on the one hand, an increase in the balance of the liability in respect of a lease linked to the Consumer Price Index against an increase in the right-of-use asset, and on the other hand, an increase in financing income in respect of cash equivalents.

F-10

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 1 - General (Cont.)

D.	Financial Position

The Company has a current loss in the amount of approximately NIS 50 million, as well as a negative cash flow from current operations in the amount of approximately NIS 45.6 million, for the year ended on December 31, 2023.

Over the years, the Company financed its activities by raising capital from investors. In light of the fact that the Company has just started commercial sales of its products, and based on the plans of Management, and on the expected rate of cash utilization , the Company’s cash balance as of December 31, 2023 and the date of signing the Financial Statements, is not sufficient for the continuation of the Company’s activities for more than 12 months from this date. These circumstances raise significant doubts about the Company’s ability to continue operating as a “going concern”.

It is noted that the Company is in the final stages of a merger deal with a SPAC, which is expected to be finalized at the beginning of April 2024. As part of the merger Closing, about 10 million USD net (following deduction of deal’s expenses) will be invested in the company, which will change significantly the above financial position (for details, refer to Note 18). It is noted that there is no certainty regarding the realization of these plans.

These Financial Statements did not include any adjustments regarding the values of the assets and liabilities and their classification that might be needed if the Company could not continue to operate as a “going concern”.

Note 2 - Significant accounting policies

A.	Basis for the preparation of the financial statements

The financial statements of the Company for December 31, 2023 and 2022 and for the years ended on that date comply with the International Financial Reporting Standards, which are standards and interpretations that were published by the International Accounting Standard Board (hereinafter - “IFRS standards”), and include the additional disclosure required in accordance with the Securities Regulations (Annual Financial Statements), 5770 - 2010.

In connection with the presentation of these financial statements, it will be noted as follows:

1)	The principles of the accounting policy, described below, were applied consistently in relation to all the years presented, unless otherwise stated.

F-11

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 2 - Significant accounting policies (Cont.)

2)	The preparation of financial statements in accordance with the IFRS standards, requires the use of certain material accounting estimates. It also requires the Company’s Management to exercise discretion in the process of implementing the Company’s accounting policy. In Note 3, disclosure is given for areas in which a great deal of discretion or complexity is involved, or areas in which assumptions and estimates have a material impact on the financial statements. Actual results may differ materially from the estimates and assumptions used by the Company’s Management.

3)	The Company’s operating cycle period is 12 months.

4)	The Company analyzes the expenses recognized in the statement of profit or loss according to a classification method based on the activity characteristic of the expenses.

5)	In these financial statements, the Company has implemented the special reliefs for companies whose shares are included in the Tel Aviv Tech-Elite index, and accordingly, the financial statements include data for a period of two years instead of three years.

6)	The Company operates in one activity sector and all of the Company’s assets are located in Israel.

B.	The functional currency and the currency of presentation

1)	The functional currency and the currency of presentation

Items that are included in the Company’s financial statements are measured in the currency of the main economic environment in which that entity operates (hereinafter - the functional currency). The financial statements are presented in NIS, which is the company’s functional currency and the currency of presentation.

2)	Transactions and balances

Transactions in a currency which is different from the functional currency (hereafter - foreign currency) are translated into the functional currency using the exchange rates in effect at the time of the transactions. Exchange rate differences, resulting from the settlement of such transactions and the translation of financial assets and liabilities denominated in foreign currency according to the exchange rates at the end of the period, are credited to the report on the state of comprehensive income (loss).

F-12

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 2 - Significant accounting policies (Cont.)

C.	Cash and cash equivalents

Investments that are highly liquid, and exposed to an insignificant risk of value risks are considered cash equivalents, which include investments comprising cash in the bank and in hand and short-term deposits in banking corporations that are not restricted by a lien, whose original period does not exceed three months from the date of investment and are part of the Company’s cash management.

D.	Inventory

Inventory is measured at the lower of cost or net realizable value. The inventory cost includes the expenses for purchasing the inventory and bringing it to its current location and condition. Net realizable value is the estimate of the sale price in the ordinary course of business, less the estimate of costs to completion and costs necessary to carry out the sale. The Company periodically examines the state of the inventory and its age and makes provisions for slow inventory accordingly.

The cost of inventory is determined as follows:

Raw materials - at purchase cost on a “first in - first out” basis.

Products in process and finished products - based on an average cost that includes materials, labor and expenses

Direct and indirect production based on normal output.

E.	Leases

The Company leases buildings, parking lots and vehicles. The lease agreements are for a period of 3 years, but may include extension options.

For leases that include non-lease components, such as maintenance services, that are related to the lease component, the Company chose not to separate the components, and instead, treat each lease component and any non-lease components associated with it as a single lease component.

The amortization of the right-of-use asset is calculated using the straight-line method, over the estimated useful life of the leased asset or the term of the lease, whichever is shorter.

F-13

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 2 - Significant accounting policies (Cont.)

Buildings and parking lots	6 years

Motor vehicles	3 years

Interest on the lease liability is recognized in profit or loss in each period during the lease period, in an amount that produces a fixed periodic interest rate on the remaining balance of the lease liability.

In 2022, the Company leased parking lots whose lease contracts were for a period of 12 months or less. In 2023, the Company leased parking lots whose lease contracts were for a period of 12 months or less. In the statement of financial position for 2023 and 2022, the Company did not recognize the right-of-use asset and the related liability for the aforementioned contracts.

Payments for short-term leases of parking lots, as well as payments for leases where the underlying asset is of a low value, are recognized using the straight-line method over the period of the lease, as an expense in profit or loss. Short-term leases are leases whose lease term, at the time of commencement, is 12 months or less.

The expenses related to short-term leases (recognized as part of research and development expenses, marketing expenses and administrative and general expenses) amounted to a total of NIS 265 and NIS 128 thousand for the years ending December 31, 2023 and 2022, respectively.

F.	Fixed assets

The Company’s fixed assets include, among other things, energy storage systems that were manufactured by the Company and transferred to a third party free of charge for the purpose of a marketing pilot. At the end of a period agreed between the parties, the systems will be returned to the Company.

When part of a fixed asset item is replaced, its value is deducted from the books. All other costs of repairs and maintenance work are credited to the statement of profit or loss in the reporting period in which they arose.

All items of fixed assets are shown at historical cost less accumulated depreciation.

F-14

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 2 - Significant accounting policies (Cont.)

Annual depreciation rates are as follows:

%
Computers and related equipment	33
Office furniture and equipment	7
Electronic machinery and equipment	15-33
Energy storage systems	20
Leasehold improvements	10-20

The depreciation is carried out systematically as detailed above, over the expected useful life of the items, from the time the property is ready for use, i.e., when it has reached the location and condition necessary for it to be able to operate in the way Management intended.

Leasehold improvements are depreciated using the straight-line method, over the term of the lease or the useful life of the improvements, whichever is shorter.

The residual values of the assets, their useful life and the method of depreciation are reviewed, and updated as necessary, at least once a year.

Government grants that relate to assets are presented in the statement of financial position by deducting the grant in order to arrive at the book value of the asset. The grant is recognized in profit or loss over the life of a depreciable asset through the imputation of reduced depreciation.

Gains or losses due to the realization of fixed assets are determined by comparing the net proceeds received to the book value, and are recognized as other expenses and income in the statement of comprehensive loss.

G.	Liability for government and other grants

The company recognized a financial liability for government and other grants in accordance with the provisions detailed in IFRS 9 regarding financial liabilities measured at amortized cost, because at the time the eligibility to receive the grant was established (hereinafter - the eligibility date), the company’s management came to the conclusion that there was no reasonable assurance that the grant for which the eligibility was established receiving it (hereinafter - the received grant) will not be returned. The difference between the grant received and the fair value of the said financial obligation at the time it was first recognized is treated as a government grant, which is credited to profit or loss as a reduction of research and development expenses.

The Company’s financial statements for December 31, 2023 and December 31, 2022 included a commitment for the grants to be returned. For more details, see Note 11A.

F-15

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 2 - Significant accounting policies (Cont.)

H.	Impairment of non-monetary assets

A decrease in the value of non-monetary assets is examined in the event that there have been events or changes in circumstances, indicating that their value in the books will not be recoverable.

The amount of the recognized impairment loss is equal to the amount by which the book value of an asset exceeds its recoverable amount. The recoverable amount of an asset is the higher of the asset’s fair value, less selling costs, and its value in use. For the purpose of examining impairment, the assets are divided into the lowest levels, for which there are separate identified cash flows (cash generating units). Non-monetary assets, with the exception of goodwill, which have experienced an impairment, are examined for the purpose of identifying a possible reversal of the decrease in value recognized for them at each financial statement date.

I.	Financial assets

1)	Classification

Financial assets at amortized cost

As of December 31, 2023 and 2022, the Company has financial assets at amortized cost only. These assets are classified as current assets, except for those valid for a period of more than 12 months after the date of the statement of financial position, which are classified as non-current assets. The Company’s financial assets at amortized cost are included in the items: “other account receivables “ “cash and cash equivalents”, “long-term restricted deposits” and “other long-term account receivables” appearing in the statement of financial position.

2)	Recognition and measurement

The investments are initially recognized at fair value plus transaction costs.

Financial assets at amortized cost are measured in subsequent periods at amortized cost based on the effective interest method.

J.	Financial liabilities

The Company’s Management determines the classification of financial liabilities at the time of initial recognition.

The Company’s financial liabilities are classified into the “amortized cost” category.

F-16

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 2 - Significant accounting policies (Cont.)

Suppliers, account payables and the financial liabilities included in the item “other account payables”, liabilities for grants and liabilities for leases are initially recognized at fair value and then measured at amortized cost using the effective interest method.

K.	Loss per share

The computation of the basic loss per share is, as a rule, based on the loss, divided by the weighted average of the number of ordinary shares in circulation during the period.

In computing the diluted loss per share, the weighted average of the number of shares to be issued is also added to the average of the ordinary shares, which was used for the basic calculation, assuming that all potential dilutive shares will be converted into shares. The potential shares are taken into account as mentioned only when their effect is dilutive (increases the loss per share) and they include options for employees and investors.

The Company has no dilutive financial instruments, and therefore the basic loss per share is the same as the diluted loss per share.

L.	Employee benefits

Liability for severance pay / pension

A defined contribution plan is a plan for employee benefits after the termination of employment in which the Company makes regular deposits to a separate and independent entity, so that the Company has no liability, legal or implied, to make additional deposits, in a situation where the fund’s assets will not be sufficient to pay all employees the benefits for labor services in the current period and in previous periods.

The Company has defined contribution plans, pursuant to Section 14 of the Severance Pay Law, 5733 - 1963.

As mentioned above, the Company purchases insurance policies and makes deposits in pension and severance pay funds to finance its obligation regarding a defined contribution plan. Upon making the deposits, it is not required to pay any additional payments. The deposits are recognized as expenses for employee benefits at the same time as receiving the service from the employees in respect of which they are entitled to the deposit. The amount credited as an expense for defined deposit plans in 2023 and 2022 is NIS 1,382 thousand and NIS 902 thousand, respectively.

M.	Income recognition

The Company generates revenue from the sale of energy storage systems to support fast chargers for electric vehicles. The system is based on kinetic storage in flywheels.

F-17

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 2 - Significant accounting policies (Cont.)

The Company takes into account a contract with a customer when it has approval and commitment from both parties, the rights of the parties and the terms of payment are identified, the contract has commercial substance and there is a high probability of collecting the proceeds.

The Company recognizes income when the control of the system is transferred to the customer in an amount that reflects the return that the Company expects to receive in exchange for the system. The transfer of control usually occurs upon transfer of confirmation of acceptance by the customer or after the risk of loss has been transferred to the customer. The confirmation received from the customers includes a successful installation and an operation test of the system. The Company does not provide the customer with the right of return. The Company provides the customer with a standard limited warranty. Under the standard terms and conditions of sale, liability for certain product failures during the warranty period is limited to repair or replacement of the defective parts.

During the reporting period, the Company delivered two energy storage systems to a customer in Germany. During the reporting period, the Company recognized the income related to these two systems, after receiving the confirmations from the customers.

N.	Share-based compensation

The Company operates a share-based compensation plan for the Company’s employees and service providers, which is cleared by the Company’s capital instruments, in which the Company receives services from employees and service providers in exchange for the Company’s capital instruments (options). The fair value of the services received from the employees and the service providers in exchange for the granting of the options is recognized as an expense in the statement of income and, at the same time, it is credited to a capital reserve within the equity. The total amount charged as an expense is determined with reference to the fair value of the options granted at the time they are granted, without taking into account the effect of service conditions and performance conditions that are not market dependent.

Vesting conditions that are not market conditions are included among the assumptions used to estimate the number of options expected to vest. The total expense is recognized during the vesting period, which is the period in which it is required to meet all the conditions defined for the vesting of the share-based compensation arrangement.

At each date of statement of financial position, the Company updates the estimates regarding the number of options expected to mature, based on vesting conditions that are not market conditions, and recognizes the effect of the change compared to the original estimates, if any, in the statement of income, with a corresponding adjustment in equity.

F-18

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 2 - Significant accounting policies (Cont.)

O.	Provisions

Provisions are recognized when the Company has an existing obligation, legal or implied, as a result of past events, and it is expected that a negative flow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Provisions are measured according to the present value of the projected cash flows that will be required to settle the obligation, calculated using a pre-tax discount rate, which reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as an interest expense.

P.	Current and deferred taxes

Deferred tax assets are recognized in respect of temporary differences that can be deducted for tax purposes and for tax losses carried forward for tax purposes and tax credits carried forward that have not yet been utilized, within the limits of the amounts that can be used in the future against taxable income.

In the absence of an expectation regarding the existence of taxable income in the foreseeable future, no deferred tax asset was recognized in the Company’s books.

Q.	New standards and amendments to existing standards that have not yet entered into force and that the company did not choose for their early implementation:

Amendment to International Accounting Standard 1 - Presentation of financial statements, regarding disclosure of accounting policies (hereinafter in this section - Amendment to IAS 1)

Amendment to IAS 1 requires companies to disclose material information about their accounting policies. According to the amendment, information about the accounting policies is material if, when taken into account together with other information provided in the financial statements, it can reasonably be expected that it will influence decisions that the primary users of the financial statements make on the basis of these financial statements.

F-19

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 2 - Significant accounting policies (Cont.)

Amendment to IAS 1 also clarifies that information about the accounting policy is expected to be material if, without it, the users of the financial statements would be denied the possibility of understanding other material information in the financial statements. In addition, the amendment to IAS 1 clarifies that there is no need to disclose immaterial information about accounting policies. However, to the extent that such information is given, it must be ensured that it does not mask significant information about accounting policies.

Pursuant to the provisions of Amendment to IAS 1, the amendment was implemented by the Company as part of these financial statements, commencing January 1, 2023, and it led to the reduction and focus of the information provided regarding its accounting policy compared with previous statements.

R.	Amendments to existing standards that came into force which were not implemented by the Company for reporting periods commencing January 1, 2023:

Amendment to International Accounting Standard 1 “Presentation of financial statements”, “Classification of liabilities as current or non-current liabilities” and “Non-current liabilities with financial benchmarks” (hereinafter in this section - the amendments to IAS 1)

The amendments to IAS 1 clarify the guidelines regarding the classification of liabilities as current or non-current in the statement of financial position. The amendments clarify, among other things, that:

a.	A liability will be classified as a non-current liability if the entity has a substantial right, at the end of the reporting period, to postpone the settlement of the liability for at least 12 months after the end of the reporting period.

b.	The right to postpone settlement of a liability in respect of a loan agreement for at least 12 months after the end of the reporting period is sometimes subject to the entity’s compliance with the conditions stipulated in the loan agreement (hereinafter - financial benchmarks). The classification of a liability in respect of such a loan agreement as a current liability or a non-current liability will be determined only on the basis of the financial benchmarks which the entity is required to meet on or before the end of the reporting period. Financial benchmarks that the entity is required to meet after the end of the reporting period will not be taken into account in this determination.

c.	To the extent that a liability in respect of a loan agreement for which the entity is required to meet financial standards during the 12 months after the end of the reporting period is classified as a non-current liability, a disclosure will be made in the notes that allows financial statements users to understand the risk that the liability may meet repayment during the 12 months after the end of the reporting period. In this rule, disclosure will be made regarding the nature of the conditions the entity is required to meet, the date of their examination, the book value of the related liabilities as well as facts and circumstances indicating that the entity may have difficulty meeting these conditions. This disclosure may refer to certain actions taken by the entity in order to prevent a potential violation of the terms, as well as the fact that the entity is not complying with the terms based on the circumstances existing at the end of the reporting period.

F-20

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 2 - Significant accounting policies (Cont.)

d.	The entity’s intention regarding the exercise of an existing right to postpone the settlement of the liability for at least 12 months after the end of the reporting period is not relevant for the purpose of classifying the liability.

e.	Settlement of a liability may be done by way of transfer of cash, other economic resources or capital instruments of the entity. Classification of a liability as a current liability or as a non-current liability will not be affected by the existing right of the other party to demand the settlement of the liability by transferring capital instruments of the entity, if this right has been classified by the entity as part of the equity.

The amendment to IAS 1 will be applied prospectively with regard to annual periods beginning on or after January 1, 2024. According to the provisions of the amendments, their early implementation is possible. The initial implementation of the amendments to IAS 1 is not expected to have a material impact on the Company’s financial statements.

Note 3 - Use of estimates and material accounting discretion:

The preparation of the financial statements requires the Company’s Management to make estimates and assumptions that affect the amounts presented and the disclosure in the financial statements. These estimates and assumptions sometimes require discretion in an environment of uncertainty and have a material impact on the presentation of the data in the financial statements.

Below is a description of the key assumptions with the help of the essential accounting estimates used in the preparation of the financial statements, which during their formulation required the Company’s Management to make assumptions regarding the circumstances and events involving significant uncertainties. In its discretion in determining the estimates, the Company’s Management is based on past experience, various facts, external factors and reasonable assumptions according to the circumstances appropriate to the estimates. Actual results may differ from Management’s estimates.

a.	Grants from the Innovation Authority and other entities

In accordance with the accounting treatment detailed in Note 2G, the Company’s Management must examine whether there is reasonable assurance that a grant received from the Innovation Authority and other entities will not be returned. When the Company’s Management comes to the conclusion that there is no reasonable assurance that a grant from the Innovation Authority for which eligibility has been established will not be returned, the Company recognizes a financial liability. The current value of liabilities for the grants (see Note 11A) depends on the forecasts and assumptions of the Company’s Management regarding the amounts of royalties that will be paid based on the Company’s future revenues and the discount interest rate.

F-21

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 3 - Use of estimates and material accounting discretion (Cont.)

The Company’s statements of financial position include a liability in respect of the grants that will be returned based on the Company’s sales forecast in the coming years. The Management’s forecasts regarding sales until the end of the repayment of the above grants are based on the Company’s plans for the sale of the Company’s products in the coming years. The discount rate of the liabilities for grants received in 2023 and 2022 is 10%.

b.	Measurement of the value of inventory

The Company’s inventory is included in the financial statements at cost or net use value, whichever is lower.

For the purpose of measuring the value of the inventory, the Company’s Management exercises discretion in determining the allocation of purchase and conversion costs on the inventory (“the loadings”) and discretion is also required for the purpose of recording an estimate of the provision for the impairment of inventory. The amount of the loss which is recognized due to impairment is equal to the amount by which the cost of the inventory exceeds the amount of its net realizable value, the net realizable value of the inventory being measured according to the estimate of the selling price of the inventory of finished product.

c.	Warranty for systems sold

In the contracts for the sale of the energy storage systems, the Company usually provides its customers a warranty on the system it sells. The Company’s Management makes an estimate of the provision related to defects in the system components that impair its proper operation based on an estimate of the repair costs of the system components that are more likely to malfunction. The Company does not have a rich past experience of selling systems, and therefore, cannot base itself on past experience.

d.	Share-based compensation

The Company recognizes share-based compensation expenses that include grants that will be settled with the Company’s capital instruments. The value of the benefit at the time of grant in relation to the services received is measured according to the fair value of the capital instruments issued, and in exchange for the granting of the options, it is recognized as an expense in the statement of comprehensive loss.

The economic value is calculated according to the Black and Scholes formula and is based on a number of assumptions as detailed in Note 12B.

F-22

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 4 - Financial instruments and financial risk management:

a.	Financial risk factors

The Company’s activity exposes it to a variety of financial risks: market risks (currency risk), credit risks and liquidity risks. Risk management is carried out by the Company’s Management.

1)	Market risks

Exchange rate risks

The Company has bank accounts in US dollars and euros for which the Company is exposed to fluctuations in the exchange rate of the shekel in relation to the US dollar and in relation to the euro.

The Company’s Management estimate that changes in exchange rates have no material impact on the Company’s financial statements.

2)	Credit risk

Credit risks are handled at Company level. Credit risks arise from cash and cash equivalents. The cash and cash equivalents of the company are deposited in banking corporations in Israel.

As of December 31, 2023, the Company has not yet recognized an allowance for credit losses.

3)	Liquidity risk

Since the Company does not yet have a significant cash flow from current operations, the Company’s funding sources are based on the issuance of capital instruments to its shareholders.

All of the Company’s financial liabilities are due within 12 months, except for the liability for leases and liabilities for government and other grants, which are long term. Balances that will be repaid within 12 months, whose value in the books is a reasonable approximation of their fair value, since the effect of discounting in such a time frame is not material.

The table below presents an analysis of the Company’s financial liabilities, when they are classified into relevant applicable groups, according to the period remaining until their contractual repayment date as of the date of the financial position report. The amounts shown in the table are undiscounted contractual cash flows.

F-23

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 4 - Financial instruments and financial risk management (Cont.)

	Less than a year	Between 1-2 years	Between 2-5 years	More than 5 years
	NIS thousands
Balance as of December 31, 2023:
Suppliers, service providers and other account payables	9,746	-	-	-
Liability with respect of government and other grants	639	617	4,726	833
Lease liabilities	1,620	1,575	2,734	-
	12,005	2,192	7,460	833

	Less than a year	Between 1-2 years	Between 2-5 years	More than 5 years
	NIS thousands
Balance as of December 31, 2022:
Suppliers, service providers and other account payables	5,638	-	-	-
Liability with respect of government and other grants	1,224	2,413	561	-
Lease liabilities	1,566	1,488	4,024	-
	8,428	3,901	4,585	-

b.	Equity risk management

The goal of the Company’s equity risk management is to preserve the Company’s ability to continue operating as a going concern, as well as to maintain an optimal capital structure in order to reduce capital costs. The Company may take various steps in order to preserve or adjust its capital structure, including the issuance of new shares.

F-24

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 4 - Financial instruments and financial risk management (Cont.)

c.	Estimates of fair value

The following is an analysis of the financial instruments measured at fair value, according to valuation methods. The different levels were defined as follows:

*	Quoted prices (unadjusted) in active markets where identical assets or liabilities are traded (Level 1).

*	Data other than quoted prices included in level 1, which are observable regarding the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from the prices) (Level 2).

*	Data regarding the asset or liability that are not based on observable market information (unobservable inputs) (Level 3). As of December 31, 2023, the Company has no financial assets or liabilities measured at fair value via profit and loss.

Note 5 – Cash and cash equivalents

	December 31
	2023	2022
	NIS thousands
In U.S. dollars	8,509	4,922
In Israeli currency	15,005	67,218
In Euros	684	246
	24,198	72,386

The book value of the cash and cash equivalents is a reasonable approximation of their fair value since the effect of capitalization is immaterial.

F-25

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 6 - Accounts receivable and debit balances

	December 31
	2023	2022
	NIS thousands
Prepaid expenses	739	233
Institutions	425	760
Advance payments to suppliers	1,101	54
Others	463	1,052
	2,728	2,099

The book value of accounts receivable and debit balances is a reasonable approximation of their fair value since the effect of capitalization is immaterial.

Note 7 – Inventory

	December 31
	2023	2022
	NIS thousands
Raw and auxiliary materials	3,465	1,963
Inventory in process	2,069	3,703
Finished products	5,324	1,075
	10,858	6,741

Inventory in process and inventory of finished products include an impairment amounting to NIS 4,247 thousand and NIS 815 thousand as of December 31, 2023, and 2022, respectively. In addition, the company recorded an impairment of NIS 529 thousand for raw materials which are not expected to be used during the production process. The amount of the impairment recognized as an expense within the cost of sales section in the statements of profit or loss for 2023 and 2022, is NIS 4,776 thousand and NIS 815 thousand, respectively.

F-26

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 8 – Fixed Assets

	Computers and related equipment	Office furniture and equipment	Machines and electronic equipment	Leasehold improvements	Energy storage systems	Total
	NIS thousands
Cost:
Balance as of January 1, 2023:	405	574	1,937	889	-	3,805
Additions	517	41	426	68	3,061	4,113
Balance as of December 31, 2023	922	615	2,363	957	3,061	7,918
Accumulated depreciation:
Balance as of January 1, 2023:	212	96	913	39	-	1,260
Additions	156	46	398	179	102	881
Balance as of December 31, 2023	368	142	1,311	218	102	2,141
Depreciated cost value as of December 31, 2023	554	473	1,052	739	2,959	5,777

Cost:
Balance as of January 1, 2022:	219	459	1,287	749	-	2,714
Additions	186	115	650	259	-	1,210
Disposals	-	-	-	(119)	-	(119)
Balance as of December 31, 2022	405	574	1,937	889	-	3,805
Accumulated depreciation:
Balance as of January 1, 2022:	146	60	627	53	-	886
Additions	66	36	286	50	-	438
Balance as of December 31, 2022	-	-	-	(64)	-	(64)
	212	96	913	39	-	1,260
Depreciated cost as of December 31, 2022	193	478	1,024	850	-	2,545

F-27

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 9 – Leases

A.	Right of use assets:

	Cost			Accumulated depreciation			Depreciated cost
	Balance at the beginning of the year	Addition during the year	Balance at the end of the year	Balance at the beginning of the year	Depreciation additions during the year	Balance at the end of the year	At the beginning of the year	At the end of the year
	NIS thousands			NIS thousands			NIS thousands
2023:
Buildings	5,496	186	5,682	903	969	1,872	4,593	3,810
Vehicles	399	212	611	161	150	311	238	300
	5,895	398	6,293	1,064	1,119	2,183	4,831	4,110

2022:
Buildings	4,587	909	5,496	127	776	903	4,460	4,593
Vehicles	241	158	399	59	102	161	182	238
	4,828	1,067	5,895	186	878	1,064	4,642	4,831

F-28

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 9 – Leases (Cont.)

B.	Lease liabilities

	Balance at the beginning of the year	Addition during the year	Interest expenses	Payments for leasing	Balance at the end of the year	Current maturities of lease liabilities	Liabilities for long-term leases
	NIS thousands					NIS thousands
2023:
Buildings	5,289	186	550	(1,455)	4,570	985	3,585
Vehicles	247	212	23	(176)	306	136	170
	5,536	398	573	(1,631)	4,876	1,121	3,755

2022:
Buildings	4,547	909	523	(690)	5,289	991	4,298
Vehicles	188	158	51	(150)	247	138	109
	4,735	1,067	574	(840)	5,536	1,129	4,407

C.	Additional disclosures

	Year ended December 31
	2023	2022
	NIS thousands
The expenses related to short-term leases (recognized as part of the cost of sale, research and development expenses, sales and marketing expenses and administrative and general expenses)	265	128

F-29

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 10 – Other payables:

	December 31
	2023	2022
	NIS thousands
Employee salary and related expenses	2,859	2,694
Expenses payable	3,451	888
Other expenses	1,493	349
	7,803	3,931

The value in the books of the accounts payable and credit balances is a reasonable approximation of the fair value since the effect of capitalization is not material.

Note 11 – Engagements

a.	Commitment to pay royalties to the Innovation Authority and other participation grants

From the date of the Company’s establishment until 2023, the Company has received research and development participation grants from the Innovation Authority and other entities in Israel and around the world. At the time of receiving the grants, the Company’s Management had not reached a conclusion about the feasibility of the project. In the event of the project terminating and/or failing before it matures into a product and the start of sales, the Company has no obligation to pay the royalties, as aforesaid. In consideration of receiving the grants, the Company undertook to pay royalties at a total rate of up to 16% of all Company revenues for the sale of products produced from the research and development process in which the Innovation Authority and the other entities participated, up to the amount of the grants it received, in accordance with the letter of commitment with those entities.

The total amount of grants received from the Innovation Authority and the other entities through December 31, 2023 is about approximately NIS 6.5 million. In 2023, the Company received grants from the Innovation Authority and the other entities amounting to NIS 3.3 million for participation in expenses incurred by the Company.

In 2023, the Company estimates that, in 2024 and beyond, revenues will continue to be generated for the Company for which the Company will be required to pay royalties. Therefore, in 2023, the Company updated the provision for royalties to a total of approximately NIS 5.8 million. The provision was calculated according to the current value of the cash flows expected to be paid to the Innovation Authority and other capitalized entities at a capitalization rate of 10%.

b. Commitment for the lease of buildings and parking lots

1)	In July 2021, the Company entered into a new rental agreement for buildings and parking lots in Lod. The rental period is from October 31, 2021 to October 30, 2024 (hereinafter – the rental period), when the Company has an option to extend the rental agreement until October 30, 2027 (hereinafter - the option period). The option period was taken into account in determining the lease period in view of the fact that it is reasonably certain that it will be exercised. The monthly rental fees for the rental period and the option period are NIS 100 thousand (including management fees).

F-30

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 11 – Engagements (Cont.)

In July 2022, the Company entered into an addendum to the rental agreement as specified in Section 1 above to rent additional space in the office building in Lod. The rental period for the additional space is until November 3, 2024 (hereinafter - the rental period) when the Company has an option to extend the rental agreement until October 30, 2027 (hereinafter - the option period). The option period was taken into account in determining the lease period in view of the fact that it is reasonably certain that it will be exercised. The monthly rental fees for the rental period and the option period are NIS 15 thousand (including management fees).

The Company has provided restricted deposits in favor of the lessor as part of the lease agreement.

c.	Engagement in cooperation and pilot agreements

1)	In February 2020, the Company entered into a cooperation agreement with Blink, a company engaged in the development of marketing and distribution of equipment for electric vehicles, to develop an energy storage system to increase EV charging, for the American market. Part of the financing of the project was provided by the BIRD Binational Fund at a rate of 50% of the approved budget of the project. Pursuant to the agreement, the Company is responsible for the development and production of a kinetic energy device for the American market adapted to American standards, and Blink is responsible for the production of a high-power electric vehicle charger and the marketing and distribution of the joint product. According to this agreement, the Company is obliged to pay royalties for sales in the United States at a rate of 5% up to the amount of the refund of the grant to the BIRD Fund.

Furthermore, pursuant to the agreement, after the completion of the development phase, the parties will enter into a production and distribution agreement in the US for the joint product that will be developed, to the extent that it will be developed. In November 2022, the parties signed a distribution agreement that will come into force after the completion of the joint pilot. The Company is the owner of the intellectual property of the storage facility and Blink is the owner of the property the intellectual property of the charge.

During the first half of 2023 the company and Blink continued preparations for the establishment of a joint pilot in Fort Lauderdale, Florida (a location chosen by Blink for the pilot). During the second half of 2023, the company waited for Blink to update on the completion of procurement processes for the equipment required for the establishment of the pilot, while waiting for the completion of the processes of obtaining the permit for the establishment of the pilot site

After the report period, during the first quarter of 2024, the company was informed by Blink that the required permits for the establishment of the pilot site have not yet been received and there is a concern that the local authority will not permit the establishment of the charging site at the selected location. Blink is planning to check with the local authority what is required to get the permit at the location chosen by Blink, and then, based on the received feedback, resubmit the permit application.

F-31

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 11 – Engagements (Cont.)

2)	In February 2021, the Company signed a binding memorandum of understanding with ARKO Corp., and/or companies under its control (“the ARKO Group”), for the distribution of the Company’s kinetic storage systems. Pursuant to abovementioned binding memorandum of understanding, the parties will operate within a pilot framework which is expected to last for three months, within which the ARKO Group will purchase one system from the Company, subject to the fulfillment of certain conditions stipulated in the memorandum of understanding. Within a period close to the end of the pilot stipulated in the memorandum of understanding, the ARKO Group will have the option to decide whether to continue the engagement between the parties. With a positive decision by the ARKO Group, the engagement will be extended to additional sites of the ARKO Group, an order from the Company for 5-10 additional systems, and the Company will grant the ARKO Group the right to distribute the systems in North America until the end of 2027. The distribution right may be extended to 2030, subject to meeting sales targets. In December 2022, the ARKO Group signed an agreement with an American charging infrastructure provider, to carry out construction work for the pilot site. Following this, the ARKO Group and the Company signed an amendment to the memorandum of understanding in such a way that the pilot will be extended for a period of up to one year (from the date of commencing commercial operation of the site), in order to allow a sufficient period for Arko’s inspection process. The installation of the system on the ARKO site was completed in September 2023, and the site began commercial operation in October 2023 (after a running-in period of about a month).

3)	In July 2022, the Company entered into an agreement with Afcon Electric Transportation Ltd. (hereafter - “Afcon”), in a cooperation agreement for the establishment and execution of a pilot for an ultra-fast charging infrastructure for electric vehicles, based on a ZOOZTER-100 kinetic storage system in combination with the energy management software (EMS) for smart management of power consumption on the site produced by the Company.

Engagement in the agreement is further to the approval of the Innovation Authority for a pilot support grant amounting to 40% of the project budget, in the amount of NIS 1.2 million. As of the date of the report, grants for this project amounting to NIS 0.2 million had been recognized.

On January 2, 2023, the installation of the system and the charging station at the Dor Alon station in Zichron Ya’akov was completed, thus beginning its commercial operation as the first charging station for electric vehicles of its kind in Israel, where ultra-fast charging is possible. This was despite the limitation of the electricity grid on site, thanks to a “green” kinetic energy storage system. Following the establishment of the charging station and during its commercial operation, the second phase of the pilot began, in which the companies will continue to examine the operation of the system, and implement improvements in it, including energy management software which has been developed by the Company.

4)	On September 12, 2022, the Company entered into an engagement with the Electric Company of the State of New York, the New York Power Authority (hereinafter - NYPA) in a cooperation agreement for the development, installation, implementation and demonstration of the Company’s technology and product, as an infrastructure for ultra-fast charging of electric vehicles, in locations where the power grid is limited in capacity.

F-32

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 11 – Engagements (Cont.)

Pursuant to the agreement, the Company is expected to establish and demonstrate, with NYPA funding amounting to approximately US$ 0.9 million, an ultra-fast charging station, based on the ZOOZTER-100 system. The parties entered into this agreement after the Company won the New York - Israel Smart Energy Innovation Competition for 2022, which is jointly led by NYPA and ISEA (Israel Smart Energy Association).

Upon completion of the construction process, the Company will demonstrate for about a year the operation of the charging facility in a variety of scenarios that will be jointly defined by the parties.

According to the contract, the Company is obliged to pay royalties until the receipts received from NYPA are fully covered.

In 2023, the Company received about US$ 0.52 million, US$ 0.25 million of which was offset from the cost of the system which was recorded, as of the report date, as part of fixed assets in accordance with IAS 20 and US$ 0.27 million was recorded as part of other accounts payable.

5)	On November 1, 2022, the Company entered into a binding memorandum of understanding for cooperation with a global leader of car rental services. The purpose of the collaboration is to build and operate a joint pilot of an ultra-fast charging infrastructure for electric vehicles at La Guardia Airport in New York, USA. The ZOOZTER™-100 system was placed at the pilot site during August 2023. However, site construction work was not completed due to a delay in the process of obtaining the permit from the Port Authority at La Guardia Airport. The construction permit was received in February 2024, and the parties are preparing to complete the site construction work during 2024.

6)	In November 2023, an order was received for the ZOOZTER™-100 system from Osprey, which is one of the three leading charging infrastructure companies in the British market. Pursuant to the agreement between the companies, the system will be borrowed for a trial period of six months, and insofar as this period ends in success, the system will be purchased by Osprey in accordance with the order received. The ZOOZTER™-100 system was installed at the Osprey charging site in February 2024, and the operational tests of the system and the site have been completed successfully. Commercial operation is expected to commence towards the beginning of the second quarter of 2024, following approval by an inspector from the local electric company.

F-33

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 12 – Equity

The share capital consists of NIS 0.00025 shares, as follows:

	Number of shares
	December 31
	2023	2022
Authorized share capital
Ordinary shares	400,000,000	400,000,000

Issued and fully paid share capital
Ordinary shares	67,619,314	67,619,314

	In NIS
	December 31
	2023	2022
Authorized share capital
Ordinary shares	100,000	100,000

Issued and fully paid share capital
Ordinary shares	16,905	16,905

The ordinary shares give their holders the right to vote and participate in shareholders’ meetings (where each share of NIS 0.00025 par value has one vote), the right to receive profits and the right to participate in the excess assets in a liquidation of the Company, as well as in an event of the sale of all or most of the Company’s shares or assets, or in a merger of the Company with or into another entity.

a.	Changes during the reporting period

In March 2022, the Company completed raising private and public capital. As part of the public offering, the Company issued 352,276 units, each comprising 100 ordinary shares NIS 0.00025 par value per share and 65 Series 3 warrants. As part of the private offering, the Company issued 42,735 units, each comprising of 100 ordinary shares NIS 0.00025 par value per share and 85 Series 3 warrants, as well as 16,239 units, each of which comprising 100 ordinary shares NIS 0.00025 par value per share and 65 Series 3 warrants. The total consideration for the units received by the Company for the allocations amounted to a gross total of approximately NIS 96 million. The Company incurred issuance expenses amounting to approximately NIS 5.7 million, which were credited to the premium. Approximately NIS 0.5 million of the issuance expenses were paid to the Company’s issuance consultant by way of issuing shares and allocating Series 3 warrants which were classified as equity.

b.	Share-based compensation:

In August 2015, the Board of Directors of the Company approved the Company’s option plan, which was submitted in June 2016 to the Income Tax Authority under the Capital Gain Trustee Track in accordance with the provisions of Section 102(b)(2) for employees and office holders. Options for those who are not employees or office holders of the Company, in addition to the controlling shareholders of the company, will be allocated in accordance with Section 3(i) of the Income Tax Ordinance.

F-34

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 12 – Equity (Cont.)

In accordance with the 2015 Options Plan and subject to any law, the Board of Directors of the Company may assign options that are not registered for trading to be exercised for the Company’s shares to employees, office holders, directors, consultants and other selected senior service providers of the Company or related companies (as the term is defined in Section 102(a) of the Income Tax Ordinance (“the option warrants” or “the options”). The 2015 Option Plan will be managed by the Board of Directors of the Company, or by a committee authorized by the Board of Directors for the purpose of managing the 2015 Option Plan. All shares resulting from the exercise of unregistered options that will be allocated to employees, consultants and office holders by virtue of the 2015 Option Plan, will be paid in full on the date of their allocation and from the date the Company becomes public, they will be registered in the Company’s name in the Company’s records.

The exercise price to each offeree will be as determined for it by the Board of Directors of the Company and as stipulated in the relevant options agreement, provided that ,unless the Board of Directors of the Company has determined otherwise, the exercise price will be the fair value of the Company’s shares (fair market value) on the day of the decision on the grant. The exercise price will be denominated in the currency of the Company’s or the offeree’s economic environment);

The vesting period - Unless the Board of Directors of the Company determines otherwise in relation to any specific offeree or any specific grant and such provision is included in the relevant option agreement: (1) after twelve (12) months of continuous service of the offeree from the date of grant, 25% of the options will vest; (2) after every additional three months of continuous service by the offeree, 6.25% of the option will vest, until 100% of the option warrants are vested after four years from the grant date.

Pursuant to the provisions of the 2015 Option Plan, the Board of Directors of the Company may, at its sole discretion, accelerate the vesting period for the option warrants, all or part thereof, in the event of the Company’s merger with another company.

Unless they have expired at an earlier date, the unexercised option warrants will expire ten (10) years from the date they were granted.

1)	In July 2022, the Company issued 940,000 options (unregistered), exercisable to the Company’s shares, to employees of the Company who are not interested parties or office holders who have an employer-employee relationship between them and the Company and will not be interested parties by virtue of their holdings in the Company, assuming they will exercise the options, at the exercise price of NIS 1.89 per share.

2)	In July 2022, the Company issued in one allocation 200,000 options (unregistered), exercisable to the Company’s shares, to an office holder who has an employer-employee relationship between him and the Company and will not be an interested party due to his holding in the Company, assuming he will exercise the options, at an exercise price of NIS 2.34 per share.

3)	In August 2022, the Company issued 600,000 options (unregistered), exercisable to the Company’s shares, to office holders who have an employer-employee relationship between them and the Company and will not be interested parties by virtue of their holdings in the Company, assuming they will exercise the options, at an exercise price of NIS 2.34 per share.

F-35

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 12 – Equity (Cont.)

4)	In October 2022, the Company issued in one allocation 300,000 options (unregistered), exercisable to the Company’s shares, to an office holder who has an employer-employee relationship between him and the Company and will not be an interested party by virtue his holding in the company, assuming he will exercise the options, at an exercise price of NIS 1.89 per share.

5)	In December 2022, the Company issued 145,000 options (unregistered), exercisable to the Company’s shares, to employees of the Company who are not interested parties or office holders who have an employer-employee relationship between them and the Company and will not be interested parties by virtue of their holdings in the Company, assuming they will exercise the options, at an exercise price of NIS 1.52 per share.

6)	In January 2023, the Company issued 15,000 options (unregistered), exercisable to the Company’s shares, to an employee of the Company who is not an interested party or an office holder who has an employer-employee relationship between him and the Company, at an exercise price of NIS 1.52 per share.

7)	In February 2023, the Board of Directors of the Company approved the grant of 150,000 options to an employee. The options will vest over 4 years from the date of the grant - 25% after one year, and the balance in quarterly installments over 3 more years. The exercise increment for each option is NIS 1.55.

8)	In March 2023, the Board of Directors of the Company approved the grant of 455,000 options to eight employees of the Company. The options will vest over 4 years from the date of the grant - 25% after one year, and the balance in quarterly installments over 3 more years. The exercise increment for each option is NIS 1.39.

9)	In April 2023, the Board of Directors of the Company directors approved the grant of 1,032,502 options to an office holder. The options will vest over 3 years from the date of the grant - 33% each year. The exercise increment for each option is variable in each tranche: NIS 2.50, NIS 2.87, NIS 3.73, respectively.

The grant of the options was made against the cancellation of 899,211 options that were granted to that office holder in September 2021. The accounting treatment of the grant of the options that replaced the canceled options was carried out by way of a change in the terms. The additional fair value granted, which is the difference between the fair value of the new options issued and the fair value of the canceled options at the time the new options were granted, will be recognized as an expense over the vesting period of the new grant.

10)	In April 2023, the Board of Directors of the Company approved the grant of 547,538 options to two directors. The options will vest over 3 years from the date of the grant - 33% each year. The exercise increment for each option is variable in each tranche: NIS 2.50, NIS 2.87, NIS 3.73, respectively.

F-36

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 12 – Equity (Cont.)

11)	In August 2023, the Board of Directors of the Company approved the grant of 565,000 options to eight employees of the Company. The options will vest over 4 years from the date of the grant - 25% after one year, and the balance in quarterly installments over 3 more years. The exercise increment for each option is NIS 1.06.

12)	The value of the benefit is measured at the date of the grant with reference to the fair value of the capital instruments granted described above (option warrants). The economic value is calculated according to the Black-Scholes formula and is based on the following assumptions:

	2023	2022
Expected dividend	0%	0%
Standard deviation – share fluctuations*	74-76%	52-76%
Risk-free interest	3.3-3.9%	2.4-3.1%
Expected life	4-7 years	5-7 years
Exercise price (NIS)	1.06-3.73	1.5-2.34

*	The degree of volatility is based on the historical volatility of shares of companies in a field of activity similar to that of the Company, for periods corresponding to the expected life of the option until the exercise date.

13)	Below is the summary of options for employees and office holders for 2022 and 2023:

	Year ended December 31, 2023		Year ended December 31, 2022
	Number of option warrants	Weighted average of exercise prices	Number of option warrants	Weighted average of exercise prices
		NIS		NIS
In circulation at the beginning of the year	7,427,160	2.7	5,429,040	4.2
Granted	1,185,000	1.3	2,185,000	2.0
Expired	(763,688)	2.4	(186,880)	2.5
In circulation at the end of the year	7,848,472	1.4	7,427,160	2.7
Exercisable at the end of the year	5,038,171	1.8	3,891,760	2.7

F-37

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 12 – Equity (Cont.)

14)	The following is the summary of options and option warrants to service providers for 2022 and 2023:

	Year ended December 31, 2023		Year ended December 31, 2022
	Number of option warrants	Weighted average of exercise prices	Number of option warrants	Weighted average of exercise prices
		NIS		NIS
In circulation at the beginning of the year	1,165,457	6.0	1,011,291	6.6
Granted	1,580,040	3.0	154,166	2.3
Cancelled	(899,211)	6.5	-	-
In circulation at the end of the year	1,846,286	3.4	1,165,457	6.0
Exercisable at the end of the year	266,246	5.5	561,663	6.7

15)	The following are data regarding the exercise price and the remaining contractual life of the options in circulation at the end of the year:

Year ended December 31, 2023			Year ended December 31, 2022
Number of options in circulation at the end of the year	Range of exercise prices (in NIS)	Weighted average of remaining contractual life	Number of options in circulation at the end of the year	Range of exercise prices (in NIS)	Weighted average of remaining contractual life
1,960,312	1.06-1.89	9.1	1,309,000	1.52-1.89	8.5
6,307,000	2.34-3.73	7.3	4,808,960	2.33-2.39	7.7
1,273,280	4.96-8.13	7.1	2,320,491	4.57-8.13	8.3

16)	The expense recognized in the Company’s financial statements in respect of share-based compensation is presented in the table below:

	2023	2022
	NIS thousands
Share-based programs settled with equity instruments	3,794	6,141

F-38

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 13 – Taxes on income

a.	Tax rates

The Company is liable to companies tax at a normal rate. The companies tax rate applicable in 2023 and 2022 is 23%. Capital gains in the hands of the Company in Israel are subject to tax according to the normal corporate tax rate applicable in the tax year.

b.	Losses for tax purposes carried forward

Losses for tax purposes carried forward to the following years amount to NIS 127 million and NIS 90 million for December 31, 2023 and 2022, respectively.

c.	Losses for tax purposes carried forward

The Company has not recorded deferred taxes for these balances of losses since their utilization is not expected in the foreseeable future.

d.	Tax assessments

According to the provisions of the law, the limitation period for self-assessments submitted by taxpayers is set at four years from the end of the tax year in which the assessment was submitted. Accordingly, self-assessments submitted by the Company until tax year 2018 are considered final.

Note 14 – Revenues

During the reporting period, two systems were delivered to a customer in Germany and, following receipt of the acceptance certificates for both systems, the Company recognized the revenues.

F-39

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 15 – Additional details to the financial statements:

Statement of Income:

	For the year ended December 31
	2023	2022
	NIS thousands
a. Cost of sale:
Cost of systems	2,377	-
Provision for impairment	4,775	815
Provision for warranty	69	-
	7,221	815
b. Research and Development expenses:
Salary and related expenses	14,673	13,457
Subcontractors	2,484	4,073
Materials	1,431	3,176
Travel and hospitality abroad	368	15
Depreciation	779	438
Amortization and maintenance	1,450	893
Other expenses	731	224
	21,916	22,276
Less - government and other grants	223	151
	21,693	22,125
c. Sale and marketing expenses:
Salary and related expenses	5,360	3,643
Subcontractors and agents	4,289	2,344
Amortization and maintenance	290	242
Marketing systems depreciations	103	-
Recognition of other grants	1,207	-
Travel and hospitality abroad	323	348
Exhibitions and conferences	343	371
Advertisement and marketing	1,994	1,264
	13,909	8,212
Less – expense participation grants	673	-
	13,236	8,212
d. Administrative and general expenses:
Salary and related expenses	4,296	3,735
Professional services	4,083	1,976
Legal expenses	468	554
Amortization and maintenance	228	240
Patents	82	186
Directors’ insurance	190	317
Employee recruiting and welfare expenses	763	1,208
Other expenses	946	855
	11,056	9,071
e. Financing revenues and expenses, net
Financing revenues:
Interest in respect of deposits	977	363
Exchange rate differences	760	937
	1,737	1,300
Financing expenses:
Bank commissions	56	32
Financing expenses for provision to liabilities for government and other grants	531	50
Financing expenses for leases	573	574
	1,160	656

F-40

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 16 - Loss per share

The loss per share is calculated by dividing the profit attributable to the owners of the Company by the weighted average of the number of ordinary shares issued.

	Year ended December 31
	2023	2022
Loss attributable to the owners of the Company – NIS thousands	49,814	39,579
Weighted average of the number of ordinary shares issued (in thousands)	(*)5,912	(*)5,166
Basic and diluted loss per share (in NIS)	(*)8.4	(*)7.7

(*)	represented to reflect the effect of capital consolidation. For further details see note 18b.

In calculating the diluted loss per share for the reported years, options to employees, service providers and shareholders were not taken into account since their effect, assuming full dilution, is anti-dilutive.

Note 17 – Transactions and balances with related parties and interested parties:

“interested party” – as this term is defined in the Securities Regulations (Annual Financial Statements), 5770 – 2010 “related party” – as this term is defined in IAS 24R.

	Year ended December 31
	2023	2022
	NIS thousands
a. Transactions
Within research and development expenses:
Salary and related expenses in respect of two employees – see Section b. below	1,507	1,459
Within sales and marketing expenses:
Salary and related expenses in respect of one employee – see Section b. below	787	825
Within administrative and general expenses:
Salary and related expenses in respect of two employees – see Section b. below	1,381	1,125
Share-based compensation:

Share-based compensation for four employees	1,234	4,140
Share-based compensation for one service provider	443	852

F-41

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 17 - Transactions and balances with related parties and interested parties (Cont.)

b.	Employment agreements with interested parties and agreements with related parties:

On April 17, 2023, the Board of Directors of the Company approved the grant of 1,032,502 options to the Chairman of the Board of Directors. The options will vest over three years from the date they were granted - 33% each year. The exercise increment of each option is variable in each tranche: NIS 2.50, NIS 2.87, NIS 3.73, respectively. The fair value of the options was calculated using the Black- Scholes model and based on the following parameters: risk-free interest at a rate of 3.94%, a share price of NIS 1.06, a standard deviation of the share price of 74.7% and a predicted exercise date of 5.4-6.4 years.

The granting of the options was carried out against the cancellation of 899,211 options granted to the Chairman of the Board of Directors in July 2021. The accounting treatment of the granting of the options that replaced the canceled options was carried out by way of a change in terms. The additional fair value granted, which is the difference between the fair value of the newly issued options and the fair value of the options which were canceled at the time the new options were granted, will be recognized as an expense over the vesting period of the new grant.

Note 18 - Events after the end of the reporting period:

a)	On July 30, 2023, the Company entered into a business combination agreement with Keyarch Acquisition Corporation, a public company incorporated in the Cayman Islands, currently traded on the Nasdaq Global Market, which was issued as a Special Purpose Acquisition Company )SPAC(, and additional related agreements, according to which a reverse triangular merger will take effect, in which the Company recently established a subsidiary registered in the Cayman Islands with which the SPAC company will merge, such that the SPAC will become a private company fully owned (100%) by the Company, against the allocation of shares and tradable option warrants of the Company to the shareholders and holders of the SPAC’s tradable option warrants. The company will be registered for trading on Nasdaq and will become a dual Company that will report in Israel in accordance with the rules of dual registration.

One of the conditions for the completion of the merger transaction is that at least US$ 10 million, net, in cash will be left in the SPAC fund (“the minimum amount in the SPAC fund”).

As of this date, several investors have signed subscription agreements to take part in a private placement transaction (PIPE), which amounts to an aggregate of 13 million dollars, conditioned on the completion of the merger transaction. In addition, the company and the SPAC are conducting negotiations with the service providers in connection with the transaction, with the aim of reducing transaction expenses, in a way that will make it possible to meet the condition of the “minimum amount in the SPAC fund” mainly based on the PIPE investment. As of the date of this report, in light of the fact that the required regulatory approvals (from the SEC, the Securities Authority, the Tel Aviv Stock Exchange and the Nasdaq Stock Market) were received, the company estimates that the completion of the merger and the start of dual trading are expected in the first week of April 2024, but there is still no complete certainty of the merger completion.

b)	On March 2024, the general meeting of the Company’s shareholders approved the recapitalization of the company’s capital so that after it, the share value was multiplied at a conversion ratio of 11.4372. Following the recapitalization, the Company re-presented the basic and diluted loss per share data for the years ending December 31, 2023 and December 31, 2022 in order to reflect the required change in the company’s capital, retroactively. However, all the amounts of shares and options shown in these financial statements in Note 12 are before the retroactive application of the aforementioned recapitalization.

F-42

ZOOZ POWER LTD.

Notes to the Financial Statements

Note 18 - Events after the end of the reporting period (Cont.)

c)

On March 2024, the Company signed with Dor-Alon a binding memorandum of understanding, according to which the companies will cooperate within a project (the “Project”) to upgrade the ultra-fast charging infrastructure of the ON network, at Dor-Alon stations on Route 6, using the company’s solution, which is based on the ZOOZTER™-100 Power Booster (the “System”) and the Company’s charging management software. The purpose of the project is to enable the addition of ultra-fast charging ports, despite the limitation of the electricity grid, at the charging sites at the Dor-Alon stations on Route 6, as described below.

As part of the project, in cooperation with Dor Alon and Afcon Electric Transportation, the charging infrastructure will be upgraded at two Dor Alon stations, on Route 6 - Magal station (east side) and Naan station (west side) - while installing two ZOOZTER™-100 systems (one system at each station), and adding charging ports based on ultra-fast chargers, which allow charging with a power of up to 150 kilowatts. The upgrade of the charging infrastructure is expected to enable a significant improvement in the experience of EV drivers, who trave on Route 6 (being a major transportation corridor in Israel), and look for charging services at these sites.

In the first months of operation, of the ZOOZTER™-100 systems at the Route 6 sites, will be used to test their ability to allow the addition of charging ports while managing charging at a large number of charging ports (this is different from the outline of the pilot carried out during 2023 at the Dor-Alon station “Mall-Zikhron”). To the extent that the company’s solution is proven to allow the addition of the aforementioned charging ports, the systems will be purchased by Dor-Alon, under conditions agreed upon between the parties.

F-43